EXHIBIT 99.1

STARLIMS TECHNOLOGIES LTD.
32B Habarzel Street
Tel Aviv 69710, Israel

Dear Shareholders:

We cordially invite you to an Extraordinary General Meeting of Shareholders, or the Meeting, to be held on Tuesday, February 16, 2010 at 4:00 p.m. (Israel time) at our offices at 32B Habarzel Street, Tel Aviv, Israel for the purpose of approving the Agreement and Plan of Merger, dated December 14, 2009, or the Merger Agreement, by and among Abbott Investments Luxembourg Sarl, a wholly-owned subsidiary of Abbott Laboratories, or the Purchaser, Scorpio Designated Corporation Ltd., an Israeli corporation and a wholly owned subsidiary of Purchaser, or the Merger Sub, and our company, and to approve the other actions contemplated by the Merger Agreement, or the Merger Proposal. If the Merger Proposal is approved and the Merger is subsequently consummated, the ordinary shares of our company issued and outstanding as of the effective date of the Merger (other than ordinary shares of our company then held by us, the Purchaser or Merger Sub) will be converted automatically into the right to receive $14.00 per share in cash, without interest and less any applicable withholding tax. As a result of the Merger, our company will become a privately held company and an indirect wholly-owned subsidiary of Abbott Laboratories.

Our Audit Committee followed by our Board of Directors reviewed and considered the terms and conditions of the Merger Agreement, and each has determined that the Merger is in the best interests of our company and its shareholders and that no reasonable concern exists that STARLIMS, as the surviving company in the Merger, will be unable to fulfill its obligations to its creditors following consummation of the Merger, and each has approved the Merger Agreement, the Merger and the other actions contemplated by the Merger Agreement.

In connection with its evaluation of the Merger Agreement, our Board of Directors considered, among other factors, the written fairness opinion, dated December 13, 2009, of RBC Capital Markets Corporation, or RBC, and Tamir Fishman & Co. LTD., or Tamir Fishman, that, as of such date and subject to the assumptions, qualifications and limitations set forth in their written fairness opinion, the cash consideration per share of $14.00, is fair, from a financial point of view, to the public shareholders of our company (other than those shareholders who are parties to the Voting and Support Agreements, or the Public Holders).

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL.

Shareholders of record at the close of business on January 15, 2010 are entitled to notice of and to vote at the Meeting.  Your vote is important.  Whether or not you plan to attend the meeting in person, we hope you will vote as soon as possible.  You may vote by mail by completing, signing and mailing the enclosed voting instruction form in the enclosed, postage-paid envelope or, if you hold shares traded on the NASDAQ Global Market, via the Internet.  If voting by mail or via the Internet, your voting instruction form or vote must be received at least seventy-two (72) hours prior to the designated time for the meeting to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your voting instruction form will not be used.  Please review the instructions in the attached Proxy Statement as well as on the enclosed voting instruction form.

Under the Israeli Companies Law, 5759-1999, approval of the Merger Proposal will require (i) the affirmative vote of holders of at least a majority of the ordinary shares present and voting at the Meeting (not including abstainees and any votes cast by Purchaser, Merger Sub, or any person or entity holding twenty-five percent (25%) or more of either the voting rights or the right to appoint directors of the Purchaser or Merger Sub, or anyone acting on behalf of either of these, including family members or entities under their control), and (ii) either (a) the affirmative vote of at least one-third of the ordinary shares voted by “disinterested” shareholders who are present and voting (not including abstainees) at the Meeting or (b) that the total number of ordinary shares voted against such proposal by “disinterested” shareholders does not represent more than one percent (1%) of the outstanding ordinary shares.

Certain of our shareholders have entered into Voting and Support Agreements with the Purchaser under which those shareholders have agreed, among other things, to vote their shares, representing, in the aggregate, approximately 29.6% of our outstanding ordinary shares, in favor of the Merger Proposal.

Enclosed with this letter you will find a formal Notice of the Meeting and Proxy Statement that provide detailed information about the Meeting and the Merger Proposal.

Thank you for your cooperation.

Sincerely,

/s/ Itschak Friedman
Itschak Friedman
Chairman of the Board of Directors

STARLIMS TECHNOLOGIES LTD.
32B Habarzel Street
Tel Aviv 69710, Israel

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 16, 2010

To the Shareholders of STARLIMS Technologies  Ltd.:

NOTICE IS HEREBY GIVEN that a meeting of shareholders, or the Meeting, of STARLIMS Technologies  Ltd., or “STARLIMS,” the “Company,” “we” or “us,”  will be held at our executive offices at the address specified above on Tuesday, February 16, 2010 at 4:00 p.m. (Israel time).

The agenda for the Meeting will be to approve the Agreement and Plan of Merger dated December 14, 2009, or the Merger Agreement, by and among Abbott Investments Luxembourg Sarl, or the Purchaser, a wholly-owned subsidiary of Abbott Laboratories, Scorpio Designated Corporation Ltd., an Israeli corporation and a wholly-owned subsidiary of Purchaser, or Merger Sub, and our company, and to approve the other actions contemplated by the Merger Agreement, or the Merger Proposal.

If the Merger Proposal is approved and the Merger is subsequently consummated, the ordinary shares of our company issued and outstanding as of the effective date of the Merger (other than ordinary shares of our company held by us, the Purchaser or Merger Sub), will be converted automatically into the right to receive $14.00 per share in cash, without interest and less any applicable withholding tax. As a result of the Merger, our company will become a privately held company and an indirect wholly-owned subsidiary of Abbott Laboratories.

Shareholders of record at the close of business on January 15, 2010 are entitled to notice of and to vote at the Meeting.  Your vote is important.  Whether or not you plan to attend the meeting in person, we hope you will vote as soon as possible.  You may vote by mail by completing, signing and mailing the enclosed voting instruction form in the enclosed, postage-paid envelope or, if you hold shares traded on the NASDAQ Global Market, via the Internet.  If voting by mail or via the Internet, your voting instruction form or vote must be received at least seventy-two (72) hours prior to the designated time for the meeting to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your voting instruction form will not be used.  Please review the instructions described in the attached Proxy Statement as well as on the enclosed voting instruction form.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL.

By Order of the Board of Directors

Itschak Friedman
Chairman of the Board of Directors

Eric Fenster, Corporate Secretary
Tel Aviv, Israel
January 15, 2010

STARLIMS TECHNOLOGIES LTD.
32B Habarzel Street
Tel Aviv 69710, Israel

PROXY STATEMENT
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

INTRODUCTION

We are furnishing this Proxy Statement to the shareholders of STARLIMS Technologies Ltd., or “STARLIMS,” the “Company,” “we” or “us” in connection with the solicitation by our Board of Directors of proxies to be used at a meeting of shareholders (as it may be adjourned or postponed from time to time, or the Meeting, to be held on Tuesday, February 16, 2010 at 4:00 p.m. (Israel time), at our executive offices at the above address.

The agenda for the Meeting will be to approve the Agreement and Plan of Merger, dated December 14, 2009, or the Merger Agreement, by and among Abbott Investments Luxembourg Sarl, or the Purchaser, a wholly-owned subsidiary of Abbott Laboratories, Scorpio Designated Corporation Ltd., an Israeli corporation and a wholly-owned subsidiary of Purchaser, or Merger Sub, and our company, and to approve the other actions contemplated by the Merger Agreement, or Merger Proposal. If the Merger Proposal is approved and the Merger is subsequently consummated, the ordinary shares issued and outstanding as of the effective date of the Merger (other than ordinary shares of our company held by us, the Purchaser or Merger Sub), will be converted automatically into the right to receive $14.00 per share in  cash, without interest and less any applicable withholding tax, or the Merger Consideration. As a result of the Merger, our company will become a privately held company and an indirect wholly-owned subsidiary of Abbott Laboratories.

Our Audit Committee followed by our Board of Directors reviewed and considered the terms and conditions of the Merger Agreement and each has determined that the Merger is in the best interests of our company and its shareholders and that no reasonable concern exists that STARLIMS, as the surviving corporation in the Merger, or the Surviving Corporation, will be unable to fulfill its obligations to its creditors following consummation of the Merger, and each has approved the Merger Agreement, the Merger and the other actions contemplated by the Merger Agreement.  The full text of the Merger Agreement is included as Appendix A to this Proxy Statement and is incorporated herein by reference.

In connection with its evaluation of the Merger Agreement, our Board of Directors considered, among other factors, the written fairness opinion, dated December 13, 2009, of RBC Capital Markets Corporation, or RBC, and Tamir Fishman & Co. LTD., or Tamir Fishman, that as of such date and based upon and subject to the assumptions, qualifications and limitations  set forth in their written fairness opinion, the cash consideration per share of $14.00, is fair, from a financial point of view, to the public shareholders of our company (other than those shareholders who are parties to the Voting and Support Agreements, or the Public Holders). The full text of the fairness opinion of RBC and Tamir Fishman is attached to this proxy statement as Appendix B.

OUR BOARD OF DIRECTORS BELIEVES THAT THE MERGER PROPOSAL IS FAIR TO AND IN THE BEST INTERESTS OF STARLIMS AND ITS SHAREHOLDERS AND RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER PROPOSAL.

Quorum and Voting

In accordance with the Israeli Companies Law, 5759-1999, or the Companies Law, and our Articles of Association, the Board of Directors has fixed January 15, 2010 as the record date for determining those shareholders entitled to notice of and to vote at the Meeting. Accordingly, you are entitled to notice of and to vote at the Meeting only if you were a record holder of STARLIMS ordinary shares at the close of business (4:00 pm E.S.T.) on that date. There were 8,437,492 ordinary shares outstanding on the record date (excluding 1,581,667 treasury shares). The ordinary shares of our company constitute our only outstanding class of shares. Each ordinary share outstanding on the record date will entitle its holder to one vote upon the Merger Proposal at the Meeting.

A quorum of shareholders is necessary to transact business at the Meeting.  The presence at the Meeting of at least two shareholders holding at least one third (1/3) of our company’s voting rights and represented in person or by proxy or by the submission of a voting instruction form will constitute a quorum at the Meeting.  If there is not a legal quorum within half an hour of the scheduled time of the Meeting, the Meeting will be adjourned to the same day in the following week at the same time and place or to any other time and place as our Board of Directors designates in a notice to the shareholders.  At the reconvened Meeting, the presence of at least two shareholders, represented in person or by proxy or by the submission of a voting instruction form, will constitute a quorum.  This notice shall serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Voting instruction forms and proxies will be counted towards the quorum.  For purposes of determining whether the Merger Proposal is approved by the shareholders, abstentions and broker non-votes will not be treated as voting on such proposal. Unsigned or unreturned proxies and voting instruction forms, including those not returned by banks, brokers, or other record holders, will not be counted for quorum purposes and will not be treated as voting on such proposal.

Under the Companies Law, approval of the Merger Proposal will require (i) the affirmative vote of holders of at least a majority of the ordinary shares present and voting at the Meeting (not including abstainees and any votes cast by Purchaser, Merger Sub, or any person or entity holding twenty-five percent (25%) or more of either the voting rights or the right to appoint directors of the Purchaser or Merger Sub, or anyone acting on behalf of either of these, including family members or entities under their control), and (ii) either (a) the affirmative vote of at least one-third of the ordinary shares voted by “disinterested” shareholders who are present and voting (not including abstainees) at the Meeting or (b) that the total number of ordinary shares voted against such proposal by “disinterested” shareholders does not represent more than one percent (1%) of the outstanding ordinary shares.

Pursuant to voting and support agreements entered into on December 14, 2009 (the “Voting and Support Agreements”), three of our executive officers and directors, who are also among our largest shareholders,  Itschak Friedman, Chaim Friedman and Eyal Guterman, and Sivanir Ltd., an Israeli company jointly owned by Messrs. Chaim Friedman and Eyal Guterman, have agreed to vote their 2,496,778 ordinary shares (representing approximately 29.6% of our outstanding ordinary shares as of the record date) in favor of the Merger Proposal, as further described under “The Merger Agreement-Voting and Support Agreements” below.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF OUR ORDINARY SHARES THAT YOU OWN. ACCORDINGLY, YOU ARE REQUESTED TO VOTE PROMPTLY VIA THE INTERNET (IF YOU HOLD SHARES THAT ARE TRADED ON THE NASDAQ GLOBAL MARKET) OR BY COMPLETING, SIGNING AND MAILING THE ENCLOSED VOTING INSTRUCTION FORM IN THE ENCLOSED, POSTAGE-PAID ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. THIS WILL NOT PREVENT YOU FROM VOTING YOUR SHARES IN PERSON IF YOU SUBSEQUENTLY CHOOSE TO ATTEND THE MEETING.

PROXIES

Shareholders may vote their shares once, either by attending the Meeting in person, via the Internet or by a duly executed proxy as detailed below. If your shares are held in “street name” (meaning held through a bank, broker or other nominee), you may either direct the record holder of your shares on how to vote your shares via completion of a voting instruction form or obtain a legal proxy from the record holder to vote the shares at the Meeting. Proxies for use at the Meeting are being solicited by our Board of Directors. Proxies will be solicited primarily by mail and are being mailed to shareholders on or about January 21, 2010. Certain of our officers, directors, employees and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact. However, such parties will not receive additional compensation therefor. We will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of our shares.

If you own shares that are traded through the Tel-Aviv Stock Exchange, or TASE, you may only vote your shares in one of the following three ways: (a) By mail: sign and date a voting instructions card in the form filed by us on the distribution site of the Israeli Securities Authority, MAGNA, at www.magna.isa.gov.il, on January 10, 2010 and attach to it a proof of ownership certificate from the TASE Clearing House member through which the shares are held indicating that you were the beneficial owner of the shares on the record date, and return the voting instructions card, along with the proof of ownership certificate, to us, as described in the instructions available on MAGNA; (b) In person: attend the Meeting; or (c) By appointment of a duly authorized proxy in writing, that will attend the meeting. The instrument of appointment of a proxy or a copy certified by a notary thereof must be deposited at the office of the Company, at 32B Habarzel Street, Tel Aviv, Israel, at least 48 hours prior to the time designated for the Meeting. If you choose to vote in person or by appointment of a proxy that will attend the Meeting, you or your appointed proxy must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

You may receive more than one set of voting materials, including multiple copies of this document and multiple voting instruction forms or voting instruction cards. For example, shareholders who hold shares in more than one brokerage account will receive a separate voting instruction form for each brokerage account in which shares are held. Shareholders of record whose shares are registered in more than one name will receive more than one voting instruction form. You should complete, sign, date and return each voting instruction form and voting instruction card you receive.

All of our ordinary shares represented by properly executed proxies received by us at least seventy-two (72) hours prior to the Meeting will, unless such proxies have been previously revoked, be voted at the Meeting in accordance with the directions on the proxies. A shareholder returning a proxy may revoke it at any time prior to commencement of the Meeting by communicating such revocation in writing to us or by executing and delivering a later-dated proxy. Any person who has executed a proxy and is present at the Meeting may vote in person instead of by proxy, and in such event the proxy previously given by such person shall be deemed revoked. Any written notice revoking a proxy should be sent to STARLIMS, 32B Habarzel Street Tel Aviv 69710, Israel, attention: Corporate Secretary, or may be faxed to us  at +972-3-647-4373 to the attention of the Corporate Secretary. If your ordinary shares are held in street name, you must contact the broker or other intermediary who is the shareholder of record of your shares to change or revoke your voting instructions.

Whether or not you plan to attend in person, please vote your shares by a duly executed proxy, or, if you hold shares traded on the NASDAQ Global Market, via the Internet.  Please date, sign and return the enclosed voting instruction form in the enclosed envelope so as to be received not later than seventy-two (72) hours before the Meeting. No postage is required if mailed in the U.S.  Similarly, if you hold shares traded on the NASDAQ Global Market and vote via the Internet, your vote must be received at least seventy-two (72) hours prior to the designated time for the meeting to be validly included in the tally of ordinary shares voted at the meeting. Your proxy, if properly executed, will be voted in the manner directed by you; if no direction is made, your proxy will be voted “FOR” approval of the Merger Proposal and, in the discretion of the proxy holder, on any other business that may properly come before the Meeting or any adjournment or postponement thereof.

Please do not send your certificates representing our ordinary shares at this time. If the Merger Proposal is approved and the Merger is subsequently consummated, instructions for surrendering your certificates for the Merger Consideration will be sent to you.

Position Statements

Shareholders wishing to express their position on an agenda item for the Meeting may do so by submitting a written statement to our office at the above address no later than ten (10) days following the record date. Reasonable costs incurred by us in dealing with such a position statement shall be borne by the submitting shareholder.

Adjournment and Postponement

Shareholders may also be asked to vote to adjourn the Meeting for the purpose of soliciting additional proxies in favor of the Merger Proposal.  An adjournment of the Meeting may be made from time to time by the holders of our ordinary shares representing a majority of the votes present in person or by proxy at the Meeting.

QUESTIONS AND ADDITIONAL INFORMATION

If you have any more questions about the Merger Proposal or how to submit your proxy, or if you need any additional copies of this Proxy Statement or the enclosed voting instruction form or voting instructions, please contact Eric Fenster, General Counsel and Corporate Secretary, at the executive offices of our company located at 32B Habarzel Street Tel Aviv 69710, Israel telephone number: +972-3-769-4000; fax number: +972-3-647-4373.

TABLE OF CONTENTS
Page
INTRODUCTION	1
QUESTIONS AND ANSWERS ABOUT THE MERGER	6
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS	11
THE PARTIES TO THE MERGER	12
STARLIMS Technologies Ltd.	12
Purchaser	13
THE MERGER	14
Background of the Merger	14
Our Reasons for the Merger; Recommendation and Determination of Our Board of Directors	15
Opinion of STARLIMS’s Financial Advisors	18
No Appraisal Rights; Objections by Creditors	22
Financing of the Merger	22
Guaranty by Abbott Laboratories	22
Material Tax Consequences of the Merger	22
Regulatory Matters	27
Interests of our Officers and Directors in the Merger	28
THE MERGER AGREEMENT	31
The Merger	31
Effective Time of the Merger	31
Merger Consideration	32
Treatment of Options and RSUs	32
Payment Procedures	33
Representations and Warranties	34
Conduct of Business Prior to Closing	36
Agreement to Take Other Actions and to Use Reasonable Best Efforts	40
Conditions to the Merger	40
Restrictions on Solicitations of Other Offers	43
Change of Recommendation Due to Fiduciary Duties	45
Termination of the Merger Agreement	45
Termination Fees and Expenses	47
Specific Performance	49
Indemnification and Insurance	49
Amendment, Extension and Waiver	50
Voting and Support Agreements	50
MARKET PRICE INFORMATION	51
Quarterly Stock Information	51
Monthly Stock Information	51
BENEFICIAL OWNERSHIP OF ORDINARY SHARES BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	52
WHERE YOU CAN FIND MORE INFORMATION	53
OTHER MATTERS	54

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following questions and answers are intended to address briefly some commonly asked questions regarding the Merger, the Merger Agreement and the Meeting.  These questions and answers may not address all the questions that may be important to you as a STARLIMS shareholder.  Please refer to the “Summary” and more detailed information contained elsewhere in this Proxy Statement, the appendices to this Proxy Statement and the documents referred to or incorporated by reference in this Proxy Statement, which you should read carefully.  See “Where You Can Find More Information” beginning on Page 53.

Q:	What is the proposed transaction?

A:
The proposed transaction is the acquisition of STARLIMS by the Purchaser pursuant to the Merger Agreement.  As a result of the Merger, STARLIMS will become a private company and an indirect wholly-owned subsidiary of Abbott Laboratories.

Q:	What will I receive in the Merger?

A:
Upon completion of the Merger, you will be entitled to receive $14.00 in cash, without interest, less any applicable withholding tax, for each of your STARLIMS ordinary shares, or the STARLIMS Shares, issued and outstanding as of the effective time of the Merger.  You will not own any shares in the surviving corporation.

Q:	When and where is the Meeting?

A:	The Meeting will be held on February 16, 2010, at 4:00 p.m. (Israel time), at our executive offices located at 32B Habarzel Street Tel Aviv 69710, Israel.

Q:	What am I being asked to vote on?

A:
You are being asked to approve the Merger Proposal, which is a proposal to approve the Merger Agreement.  Other than the approval of the Merger Proposal, we do not currently expect there to be any other matters on the agenda at the Meeting.

Q:	What vote is required for STARLIMS’s shareholders to approve the Merger proposal?

A:
Under the Companies Law, approval of the Merger Proposal will require (i) the affirmative vote of holders of at least a majority of the ordinary shares present and voting at the Meeting (not including abstainees and any votes cast by Purchaser, Merger Sub, or any person or entity holding twenty-five percent (25%) or more of either the voting rights or the right to appoint directors of the Purchaser or Merger Sub, or anyone acting on behalf of either of these, including family members or entities under their control), and (ii) either (a) the affirmative vote of at least one-third of the ordinary shares voted by “disinterested” shareholders who are present and voting (not including abstainees) at the Meeting or (b) that the total number of ordinary shares voted against such proposal by “disinterested” shareholders does not represent more than one percent (1%) of the outstanding ordinary shares.  If you are using the enclosed voting instruction form, you are required to indicate whether or not (A) you are: (1) a person or entity holding, directly or indirectly, 25% or more of either the voting power or the right to appoint directors of Purchaser or Merger Sub; (2) a person or entity acting on behalf of Purchaser, Merger Sub or a person or entity described in (1); or (3) a family member of, or an entity controlled by Purchaser, Merger Sub or any of the foregoing; or (B) you have a personal interest in the Merger Proposal.

Q:	How does STARLIMS’s Board of Directors recommend that I vote?

A:
STARLIMS’s Audit Committee and then Board of Directors have approved the Merger Agreement and approved the Merger and the other actions contemplated by the Merger Agreement, and the Board of Directors recommends that you vote “FOR” the Merger Proposal.  All of the individuals on the STARLIMS’s Board of Directors voted to approve the Merger, the Merger Agreement and the other actions contemplated by the Merger Agreement, except for Mr. Dinu Toiba, who voted against the Merger, the Merger Agreement and the other actions contemplated by the Merger Agreement.

Q:	Why is STARLIMS’s Board of Directors recommending that I vote for the Merger Proposal?

A:
Our Board of Directors has determined that the terms and provisions of the Merger Agreement and the Merger contemplated by the Merger Agreement are fair to and in the best interests of our company and its shareholders. To review the background and our reasons for the Merger in greater detail, see the sections of this Proxy Statement captioned “The Merger—Background of the Merger” beginning on page 14 and “The Merger—Our Reasons for the Merger; Recommendation and Determination of Our Board of Directors” beginning on page 15.

Q:	Will the Merger Consideration payable to me be subject to Israeli capital gains tax?

A:
As a general rule, Israeli resident shareholders are subject to Israeli capital gains tax on the Merger Consideration.  Non-Israeli Shareholders who acquired their STARLIMS Shares prior to the date on which these shares were registered for trading on the TASE (in November1993) and who do not qualify for an exemption from Israeli capital gains tax under the Tax Ordinance or an applicable tax treaty to which the State of Israel is a party, including the U.S.-Israel Tax Treaty described in this Proxy Statement, may be subject to Israeli capital gains tax on the disposition of their STARLIMS Shares in the Merger. Such shareholders, as well as shareholders who were Israeli Residents in the past, should consult their tax advisors regarding the tax consequences of the Merger to them. See the section of this Proxy Statement captioned “The Merger–Material Tax Consequences of the Merger” beginning on page 22.

Q:	Will the Merger Consideration payable to me be subject to Israeli tax withholding?

A:
According to Israeli law, the Purchaser is required to withhold Israeli taxes from the Merger Consideration.  We have submitted an application to the Israeli Tax Authority in order to clarify the withholding mechanism.  In addition, as part of the application, we have requested that non-Israeli shareholders holding shares subject to the stock register maintained by STARLIMS’s U.S. transfer agent that are held through non-Israeli brokers and which were purchased after November 14, 1993 (the date on which STARLIMS listed its shares on the TASE) will be exempt from withholding to the extent that such shareholders will provide the paying agent with certain declarations regarding their residency and the date on which the shares were purchased.  We cannot assure you that our application will be accepted and we will update you on the Israeli Tax Authority's decision regarding this application as soon as we receive it.

Q:	If the Merger is completed, when can I expect to receive the Merger Consideration for my shares? Should I send my stock certificates now?

A:
Promptly after the Merger is completed, the designated paying agent will send you a letter of transmittal with detailed instructions regarding the surrender of your STARLIMS share certificates for the Merger Consideration. You should not send your certificates representing STARLIMS Shares to STARLIMS or anyone else until you receive those instructions. The paying agent will send payment of the cash Merger Consideration to you as promptly as practicable following its receipt of your certificates and other required documents, including a tax declaration form. If your shares are held in “street name” by your broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee as to how to effect the surrender of your “street name” shares in exchange for the Merger Consideration.

If your shares are traded through the TASE, you will receive the Merger Consideration through the bank or financial institution through which you hold your shares.

Q:	When will the Merger be completed?

A:
We are working to complete the Merger as quickly as possible. Several conditions must be satisfied or waived before the Merger is completed.  See the section of this document captioned “The Merger Agreement—Conditions to the Merger” for a summary description of these conditions. We expect to complete the Merger during the first quarter of 2010. Because the Merger is subject to customary closing conditions, some of which are beyond our and the Purchaser’s control, the exact timing cannot be predicted.

Q:	What effects will the proposed Merger have on STARLIMS?

A:
As a result of the proposed Merger, STARLIMS will cease to be a publicly-traded company and will be a private wholly-owned indirect subsidiary of Abbott Laboratories.  You will no longer have any economic interest in our future earnings or growth.  Following the consummation of the Merger, the registration of our ordinary shares and our reporting obligations with respect to our ordinary shares under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and under the Israeli Securities Law 5728-1968, as amended, will be terminated upon application to the U.S. Securities and Exchange Commission, or the SEC, and to the TASE.  In addition, upon completion of the proposed Merger, our ordinary shares will no longer be listed on any stock exchange, including NASDAQ and the TASE.

Q:	What happens if the Merger is not consummated?

A:
If the Merger Agreement is not approved by our shareholders or if the Merger is not completed for any other reason, shareholders will not receive any payment for their STARLIMS Shares in connection with the Merger.  Instead, we will remain an independent public company and our ordinary shares will continue to be listed on NASDAQ and on the Tel Aviv Stock Exchange.  Under specified circumstances, we may be required to pay the Purchaser a termination fee or reimburse the Purchaser for its out-of-pocket expenses as described under the caption “The Merger Agreement—Termination Fees and Expenses.”   See “The Merger Agreement—Termination Fees and Expenses.”

Q:	What do I need to do now?

A:
This Proxy Statement contains important information regarding the Merger as well as information about our company. It also contains important information regarding the factors considered by your Board of Directors in evaluating the Merger. We urge you to read this Proxy Statement carefully in its entirety. You should also vote by completing the enclosed voting instruction form and returning it in the enclosed envelope. You may also want to review the documents referenced under “Where You Can Find More Information” on page 53.

Q:	How do I vote?

A:
If you own shares that are traded on the NASDAQ Global Market, you may vote via the Internet or by proxy. If voting your proxy by mail, you should indicate on the enclosed voting instruction form how you want to vote, and date, sign and mail it in the enclosed envelope. If voting by Internet, you should carefully read the instructions in the voting instruction form, so that your shares will be represented at the Meeting. You should vote as soon as possible. The Meeting will take place on February, 16, 2010 at 4:00 p.m. (Israel time), at our executive offices. Whether or not you submit a proxy, you may attend the Meeting and vote your shares in person.

If you own shares that are traded through the TASE, you may vote your shares in one of the following three ways: (a) by mail: by signing and dating a voting instructions card in the form filed by us on the distribution site of the Israeli Securities Authority, MAGNA, at www.magna.isa.gov.il, on January 10, 2010 and attach to it a proof of ownership certificate from the TASE Clearing House member through which the shares are held indicating that you were the beneficial owner of the shares on the record date, and return the proxy card or voting instructions card, along with the proof of ownership certificate, to us, as described in the instructions available on MAGNA; (b) in person: by attending the Meeting; or (c) by appointment of a proxy, duly authorized in writing, who will attend the meeting in your place. The instrument of appointment of a proxy, or a copy thereof certified by a notary, must be deposited at the office of the Company, at 32B Habarzel Street, Tel Aviv, Israel, at least 48 hours prior to the time designated for the Meeting. If you choose to vote in person or by appointment of a proxy that will attend the Meeting, you or your appointed proxy must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

Q:	What do I do if I want to change my vote?

A:
You may send a written notice of revocation, or send a later-dated, signed voting instruction form relating to the same shares, to Eric Fenster, our General Counsel and Corporate Secretary, so it is received prior to the Meeting. STARLIMS Shares represented by properly executed proxies received by us seventy-two (72) hours prior to the Meeting will, unless such proxies have been previously revoked, be voted at the Meeting in accordance with the directions on the proxies. Alternatively, you may attend the Meeting and vote in person. If your shares are held in “street name,” you must contact your broker to change or revoke your voting instructions.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:
Your broker will vote your shares only if you provide instructions to your broker on how to vote. You should follow the procedures provided by your broker regarding the voting of your shares and be sure to provide your broker with instructions on how to vote your shares.

Q:	Who can vote at the Meeting?

A:
Only those holders of record of outstanding STARLIMS Shares at the close of business (4:00 p.m. E.S.T.) on January 15, 2010, the record date, are entitled to notice of, and to vote at, the Meeting. As of the record date, 8,437,492 STARLIMS Shares were outstanding.

Q:	What happens if I sell my shares before the Meeting?

A:
The record date for the Meeting is earlier than the Meeting and the date that the Merger is expected to be completed.  If you transfer your STARLIMS Shares after the record date but before the Meeting, you will retain your right to vote at the Meeting, but will have transferred the right to receive $14.00 per STARLIMS share in cash to be received by our shareholders in the Merger.  In order to receive the $14.00 per STARLIMS Share, you must hold your shares through the completion of the Merger.

Q:	If the Merger is effected, when can I expect to get paid?

A:
Once all conditions to close the Merger are satisfied, including receipt of shareholder approval and receipt of the merger certificate from the Israeli Companies Registrar, we will be able to effect the closing of the Merger. Payment should occur after the closing and subject to receipt of letters of transmittal from shareholders. You should be aware that since some of the closing conditions are beyond our control, we cannot give an exact estimate as to when the closing will occur.

Q:	Am I entitled to appraisal rights in connection with the Merger?

A:	No. Under Israeli law, holders of STARLIMS Shares are not entitled to appraisal rights in connection with the Merger.

Q:	Who can help answer my questions?

A:
If you have additional questions about the Merger Agreement or the Merger, or would like additional copies of this document or the enclosed voting instruction form, you should contact Eric Fenster, our General Counsel and Corporate Secretary, located at 32B Habarzel Street Tel Aviv 69710, Israel; telephone number  +972-3-769-4000; fax number: +972-3-647-4373.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Proxy Statement and the documents to which we refer you in this Proxy Statement contain forward-looking statements based on estimates and assumptions. There are forward-looking statements throughout this Proxy Statement, including, without limitation, under the headings “Questions and Answers about the Merger,” “Summary,” “The Merger,” “Opinion of STARLIMS’s Financial Advisors,” and “Regulatory Matters” and in statements containing words such as “believes,” “estimates,” “anticipates,” “intends,” “continues,” “contemplates,” “expects,” “may,” “will,” “could,” “should,” or “would” or other similar words or phrases. These statements, which are based on information currently available to us, are not guarantees of future performance and may involve risks and uncertainties that could cause our actual growth, results of operations, performance and business prospects, and opportunities to materially differ from those expressed in, or implied by, these statements. These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statement included in this Proxy Statement or elsewhere. In addition to other factors and matters contained or incorporated in this document, these statements are subject to risks, uncertainties, and other factors, including, among others:

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•	the outcome of any legal proceedings that may be instituted against STARLIMS and others relating to the Merger Agreement;

•	the inability to complete the Merger due to the failure to obtain shareholder approval or the failure to satisfy other conditions to consummation of the Merger;

•	the failure of the Merger to close for any other reason;

•	the effect of the announcement of the Merger on our customer relationships, operating results and business generally;

•	the potential distraction of management of STARLIMS resulting from the proposed transaction; and

•
other risks detailed in our current filings with the SEC, including those set forth under the heading “Risk Factors” in our most recent annual report on Form 20-F. See “Where You Can Find More Information” beginning on page 53.

Many of the factors that will determine our future results are beyond our ability to control or predict. In light of the significant uncertainties inherent in the forward-looking statements contained herein, readers should not place undue reliance on forward-looking statements. We cannot guarantee any future results, levels of activity, performance or achievements. The statements made in this Proxy Statement represent our views as of the date of this Proxy Statement, and it should not be assumed that the statements made herein remain accurate as of any future date. Moreover, we assume no obligation to update forward-looking statements or update the reasons that actual results could differ materially from those anticipated in forward-looking statements, except as required by law.

This Proxy Statement highlights selected information related to the Meeting, the Merger Proposal and related matters and may not contain all of the information that is important to you. To better understand the proposals upon which you are being asked to vote, you should read the appendices attached to this Proxy Statement and the additional documents to which we refer you. See “Where You Can Find More Information” on page 53. Throughout this Proxy Statement, all references to “$” are to U.S. dollars.

THE PARTIES TO THE MERGER

STARLIMS Technologies Ltd.

We were incorporated under the laws of the State of Israel in May 1986 as L.I.M.S. Laboratory Information and Management Systems Ltd.  We changed our name to LIMS Laboratory Information Management Systems Ltd. in January 2006 and to STARLIMS Technologies Ltd. in April 2007.  We are a public limited liability company within its meaning in the Israeli Companies Law 5759-1999 and operate under this law and associated legislation.  Our principal subsidiary, STARLIMS Corporation, is incorporated in Florida, the United States.  In 2006, we established three additional subsidiaries, STARLIMS Canada organized in Canada, STARLIMS Asia Pacific organized in Hong Kong and STARLIMS Europe organized in the United Kingdom.  In May 2008, we acquired STARLIMS UK, which previously served as our professional services provider in the United Kingdom, into which we subsequently merged STARLIMS Europe, an existing wholly-owned subsidiary of STARLIMS, with the surviving company named STARLIMS Europe. As of December 31, 2009, we had a total of approximately 170 employees worldwide.

We are a leading provider of laboratory information management systems, or LIMS, and have over 20 years’ experience in the LIMS market.  We develop, market and sell configurable off-the-shelf LIMS software solutions trade-named STARLIMS®.  STARLIMS manages the collection, processing, storage, retrieval and analysis of information generated in laboratories.  Our software improves the reliability of sampling processes, supports compliance with domestic and international regulations and industry standards, provides comprehensive reporting, monitoring and analysis capabilities, and enables our customers to manage their globally distributed laboratories more efficiently and effectively.  In March 2006, we were one of the first LIMS vendors to introduce a true web-based, configurable off-the-shelf LIMS solution, which enables our customers to manage their globally distributed laboratories more efficiently and effectively.

Our STARLIMS software is used by more than 500 laboratories in over 40 countries around the world.  Our strongest presence is in North America.  The adaptable nature of our software allows us to offer solutions to customers in a wide range of industries and in multiple disciplines, but primarily in quality assurance and control, testing and monitoring, and research and development.  The primary users of STARLIMS are government, manufacturing and life sciences organizations.

We released our web-based, configurable off-the-shelf STARLIMS Version 10 in March 2006. Unlike many traditional LIMS that were augmented by web-enabled capabilities, STARLIMS Version 10 was developed from inception as a true web-based product. Our release of STARLIMS Version 10 did not represent a change in our basic business model and we continue to offer our STARLIMS software under a perpetual license, which permits the installation of the software on the customer’s servers. We currently do not offer hosting services on our or any third party’s hardware, which eliminates the risks associated with the provision of such services. Upon the introduction of STARLIMS Version 10, we began to exclusively invest our marketing resources in creating increased market familiarity for web-based LIMS and discontinued our promotion of the prior client-server version of STARLIMS. In March 2009 we released what we believe is the first LIMS solution that provides scientific document management and electronic laboratory notebook functionalities.

Our shares are traded on the NASDAQ Global Market and the Tel Aviv Stock Exchange under the symbol “LIMS.” Additional information about our company can be found at our website ttp://www.starlims.com.  The information contained on our website is not a part of this proxy statement.

Purchaser

Abbott Investments Luxembourg Sarl, or the Purchaser, is a corporation established under the laws of Luxembourg and is a wholly-owned subsidiary of Abbott Laboratories, an Illinois corporation.  Scorpio Designated Corporation Ltd., or Merger Sub, is an Israeli corporation and a wholly-owned subsidiary of Purchaser. Merger Sub was formed solely for the purpose of completing the proposed Merger and has not engaged in any business except for activities incidental to its formation and as otherwise contemplated by the Merger Agreement. Upon the consummation of the proposed Merger, Merger Sub will cease to exist and STARLIMS will continue as the Surviving Corporation in the merger.

Abbott Laboratories (NYSE: ABT) is a global, broad-based health care company devoted to the discovery, development, manufacture and marketing of pharmaceuticals and medical products, including nutritionals, devices and diagnostics.  Abbott employs more than 72,000 people and markets its products in more than 130 countries.

THE MERGER

The description in this Proxy Statement of the Merger is subject to, and is qualified in its entirety by reference to, the Merger Agreement, which is the legal document governing the Merger. We have attached a copy of the Merger Agreement to this Proxy Statement as Appendix A and we recommend that you read it carefully in its entirety.

Background of the Merger

In December 2008, Abbott Laboratories initiated discussions with Itschak Friedman, chairman of our board of directors and chief executive officer, Jeff Ferguson, our chief operating officer, Clive Baron, our chief business development officer, and Ed Krasovec, our director of clinical solutions, regarding the possible cooperation between us with respect to marketing certain of our products to Abbott Laboratories’ target markets. In connection with these discussions the parties entered into a non-disclosure agreement on December 2, 2008. These discussions were followed by a number of technological and market assessments that were conducted during a course of eight months.

As the discussions evolved, we realized that there were many potential areas for cooperation between our companies, both on a commercial and technological basis. At that point, the parties assessed that such cooperation would be best realized through a full acquisition. Starting in August 2009, the parties’ representatives met numerous times to discuss the possible acquisition of STARLIMS by Abbott Laboratories and on August 31,2009, we entered into an additional non-disclosure agreement in furtherance of the possible transaction.

On September 11, 2009, Abbott Laboratories formally indicated that they had an interest in acquiring our company and would, subject to due diligence, be willing to pay a purchase price of between $12.50 and $14.00 per STARLIMS Share. On September 15 and 16, 2009, our Board of Directors met to discuss the expression of interest received from Abbott Laboratories and authorized management to enter into an exclusivity agreement with Abbott Laboratories.

On September 24, 2009, we first provided access to internal data about our company to Abbott Laboratories pursuant to the exclusivity agreement.

On November 16, 2009, STARLIMS’s Board of Directors met to evaluate the progress of the Abbott Laboratories due diligence process and the ongoing discussions with Abbott Laboratories management.

On November 17, 2009, we received the first draft of the Merger Agreement from Abbott Laboratories.

On November 23, 2009, we extended our exclusivity agreement with Abbott Laboratories until December 17, 2009.

On December 1, 2009, our Board of Directors met once again to evaluate the process and authorized the engagement of RBC and Tamir Fishman as financial advisors to provide an opinion to the Board of Directors of the Company with respect to the fairness, from a financial point of view, of the consideration to be received by the Public Holders pursuant to the Merger Agreement.

On December 11, 2009, in the course of the negotiations between the parties, the purchase price per STARLIMS Share was agreed to be set at $14.00.

On December 13, 2009, STARLIMS’s Audit Committee and Board of Directors met together with STARLIMS’s legal advisors to discuss the Merger Agreement, and RBC and Tamir Fishman made a presentation relating to their fairness opinion. In these meetings, each of the Audit Committee and Board of Directors adopted resolutions:

•	approving the Merger Agreement, the Merger and the other actions contemplated by the Merger Agreement;

•	determining that the Merger is fair to, and in the best interests of, STARLIMS and its shareholders;

•	determining that no reasonable concern exists that as a result of the Merger STARLIMS will be unable to fulfill its obligations to its creditors after the consummation of the Merger;

•	authorizing the filing of a merger proposal with the Israeli Companies’ Registrar;

•	directing management to call a meeting of STARLIMS’s shareholders, to seek to obtain the requisite approvals and consents and to take such other actions as may be necessary to complete the Merger; and

•	recommending that the shareholders of STARLIMS approve the Merger Agreement, the Merger and the other actions contemplated by the Merger Agreement.

Our Board of Directors adopted these resolutions after providing Mr. Dinu Toiba, the lone member of our Board of Directors to vote against the resolutions, the opportunity to indicate the basis for his objection, which he indicated was his belief that the consideration was inadequate.

 On December 14, 2009, the parties signed the Merger Agreement, which reflected the agreed upon $14.00 per share purchase price, and issued a joint press release announcing the execution of the Merger Agreement.

Our Reasons for the Merger; Recommendation and Determination of Our Board of Directors

In the course of reaching their determinations, our Audit Committee and Board of Directors acting with the advice and assistance of our company’s legal and financial advisors, evaluated the terms of the Merger, including the terms and conditions of the Merger Agreement and considered the following factors and potential benefits of the Merger, each of which the Audit Committee and Board of Directors believe supported its decisions.

•
the familiarity of our Audit Committee and Board of Directors with, and information provided by STARLIMS’s management as to, the business, financial condition, results of operations, current business strategy and future prospects of STARLIMS, as well as the risks involved in achieving those prospects and objectives under current industry and market conditions, the nature of the markets in which STARLIMS operates and STARLIMS’s position in such markets;

•
the consideration of strategic alternatives for STARLIMS and the fact that the cash consideration to be paid by the Purchaser in the Merger (including its certainty) is advantageous for STARLIMS and its shareholders;

•
the current and historical market prices and trading information for STARLIMS’s ordinary shares and the fact that the consideration payable in the Merger represents a meaningful premium to historical prices over the last two years;

•
the possible alternatives to the Merger, including the prospects of continuing to operate as an independent public entity, and the risks and uncertainties associated with such alternatives, including the risks associated with STARLIMS’s ability to enter into new markets, develop new products and to meet its projections for future results of operations, compared to the certainty of realizing in cash a fair value for their investment provided to STARLIMS’s shareholders by the Merger;

•
the fact that the Merger is with a subsidiary of a Fortune 100, multinational corporation that is well-financed and able to perform its obligations under the Merger Agreement, and that Merger Sub has conducted no activities prior to the Merger and has no material assets or liabilities other than its rights and obligation under the Merger Agreement, so no reasonable concern exists that, as a result of the Merger, STARLIMS will not be able to fulfill its obligations to its creditors;

•
the financial and other terms and conditions of the Merger Agreement as reviewed by our Audit Committee and Board of Directors and the fact that they were the product of arm’s-length negotiations between the parties;

•	certain terms of the Merger Agreement and related agreements, including:

m	the limited number and nature of the conditions to the Purchaser’s obligation to consummate the Merger; and

m
the ability of the Board of Directors of STARLIMS to recommend against voting for the Merger Agreement if a financially superior proposal is received, subject to the payment of a termination fee under certain circumstances;

•
the fact that the Merger Consideration is all in cash, allowing STARLIMS’s shareholders to immediately realize a fair value for their STARLIMS Shares, while also providing such shareholders certainty of value for their STARLIMS Shares;

•	the fact that Abbott Laboratories guaranteed payment of the Merger Consideration;

•
the financial analysis prepared by RBC and Tamir Fishman and the resulting opinion of RBC and Tamir Fishman as to the fairness to the Public Holders, from a financial point of view, of the $14.00 per STARLIMS Share to be received by them in cash pursuant to the Merger Agreement;

•	the current status and liquidity of the public and private financing markets and the risk that such conditions could be less conducive to an acquisition of STARLIMS in the future;

•
recent developments in the industries in which STARLIMS operates and the impact of such developments on the business and prospects of STARLIMS including the continuing challenging business environment and the impact of consolidation among market participants;

•	the financial resources and experience of Abbott Laboratories and its ability to provide STARLIMS with access to new markets for STARLIMS’s products and to fund the development of new products; and

•	the fact that the Merger Agreement is required to be submitted to STARLIMS’s shareholders for approval, which allows for an informed vote by STARLIMS’s shareholders on the merits of the transaction.

Our Board of Directors did not believe it was advisable to seek competing bids due to the limited number of potential buyers, the potential disruption to the company’s business of delivering mission critical applications to government, manufacturing and life sciences organizations around the world that are engaged in quality assurance and control, testing and monitoring, and research and development.  Any perception by our customers that we would not be associated with a Fortune 100 company or be able continue to offer leading-edge mission critical applications would likely result in a sharp drop-off in new business and in the renewal of maintenance contracts.

Our Audit Committee and Board of Directors also considered a variety of risks and other potentially negative factors concerning the Merger Agreement and the Merger, including the following:

•
the risks and costs to STARLIMS if the Merger does not close, including the diversion of management and employee attention, potential employee attrition and the potential effect on STARLIMS’s business and its relationships with customers and suppliers;

•
the fact that STARLIMS’s shareholders will not participate in any future earnings or growth of STARLIMS and will not benefit from any appreciation in value of STARLIMS including any appreciation that could be realized as a result of improvements to our operations;

•	the fact that STARLIMS did not seek competing offers from third parties;

•	the inability of our Board of Directors to terminate the Merger Agreement in the event a superior proposal is made for the STARLIMS Shares;

•
the requirement that STARLIMS pay the Purchaser a termination fee of $3,543,747 or expenses up to $2.5 million, depending on the timing and circumstances surrounding the termination of the Merger Agreement;

•
the risk that some provisions of the Merger Agreement and related documents might have the effect of discouraging other persons potentially interested in acquiring STARLIMS from pursuing an acquisition of STARLIMS;

•
the restrictions on the conduct of STARLIMS’s business prior to the completion of the Merger, requiring STARLIMS to conduct its business only in the ordinary course, subject to specific limitations, which may delay or prevent STARLIMS from undertaking business opportunities that may arise pending completion of the Merger; and

•	the impact of the Merger announcement on STARLIMS’s employees and customers.

Based on their evaluations, our Audit Committee and Board of Directors approved the Merger Agreement, the Merger and the other actions contemplated by the Merger Agreement, determined that the Merger is in the best interests of STARLIMS and its public shareholders and determined to (i) approve the execution, delivery and performance of the Merger Agreement and the consummation of the Merger and the other actions contemplated by the Merger Agreement and (ii) resolve to recommend that the shareholders of STARLIMS approve the Merger Agreement, the Merger and the other actions contemplated by the Merger Agreement.

We do not intend for the foregoing discussion of the information and factors considered by our Audit Committee and Board of Directors to be exhaustive.  We do believe, however, that the foregoing discussion summarizes the material factors considered by our Audit Committee and Board of Directors in their consideration of the Merger. After considering these factors, our Audit Committee and Board of Directors concluded that the positive factors relating to the Merger Agreement and the Merger outweighed the potential negative factors. In view of the wide variety of factors considered by the Board of Directors, and the complexity of these matters, our Audit Committee and Board of Directors did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of our Audit Committee and Board of Directors may have assigned different weights to various factors. Our Audit Committee based on the totality of information provided and considered by it, unanimously approved the Merger Agreement and the Merger and our Board of Directors (other than Mr. Dinu Toiba), based on the totality of information provided and considered by it, including the approval of our Audit Committee, approved the Merger Agreement and the Merger.

Our Board of Directors recommends that you vote “FOR” the proposal to approve the Merger Agreement and the actions contemplated thereby, including the Merger.

Opinion of STARLIMS’s Financial Advisors

On December 13, 2009, RBC and Tamir Fishman rendered and delivered their written opinion to STARLIMS’s Board of Directors that, as of such date, and subject to the assumptions, qualifications and limitations set forth in the written opinion, the $14.00 per STARLIMS Share in cash to be received by the Public Holders of STARLIMS Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such Public Holders.

The opinion of RBC and Tamir Fishman is addressed solely to the fairness, from a financial point of view, of the per share cash consideration to be received by the Public Holders, as of the date of such opinion, and does not in any way address other terms or arrangements of or related to the Merger Agreement.  The fairness opinion is addressed to, and is solely for the information and assistance of the Board of Directors in connection with its consideration of the transactions contemplated by the Merger Agreement.  The RBC and Tamir Fishman fairness opinion does not constitute a recommendation as to how any holder of STARLIMS Shares should vote with respect to the Merger.

The full text of the written fairness opinion of RBC and Tamir Fishman, dated December 13, 2009, is attached to this Proxy Statement as Appendix B.  RBC and Tamir Fishman have consented to the inclusion of their fairness opinion in this Proxy Statement.  This summary of the fairness opinion does not include all of the financial analyses performed and factors considered by them in connection with their fairness opinion and is qualified in its entirety by reference to the full text of the fairness opinion attached hereto.

For the purposes of rendering their fairness opinion, RBC and Tamir Fishman undertook such review and inquiries as they deemed necessary or appropriate under the circumstances. They:

•	reviewed the financial terms of a draft dated December 12, 2009 of the Merger Agreement;

•
reviewed and analyzed certain publicly available financial and other data with respect to the Company and certain other relevant historical operating data relating to the Company made available to them from published sources and from the internal records of the Company;

•	conducted discussions with members of the senior management of the Company with respect to the business prospects and financial outlook of the Company, without giving effect to the Merger;

•	reviewed financial information and estimates relating to the Company that were provided to RBC and Tamir Fishman by the Company's management, which we call the Company Forecasts;

•	reviewed the reported prices and trading activity for the Company's publicly traded securities; and

•	performed such other studies and analyses as they deemed appropriate.

In arriving at their opinion, RBC and Tamir Fishman performed the following analyses, in addition to the review, inquiries and analyses referred to above:

•
compared selected market valuation metrics of publicly-traded companies that they deemed comparable to the Company with metrics implied by the per share cash consideration to be received by the Public Holders;

•
compared market valuation metrics, to the extent publicly available, of selected precedent transactions with the market valuation metrics implied by the per share cash consideration to be received by the Public Holders;

•	prepared a discounted cash flow analysis using the Company Forecasts; and

•	compared the premiums paid on selected precedent transactions with the premium implied by the per share cash consideration to be received by the Public Holders.

In rendering their fairness opinion, RBC and Tamir Fishman assumed and relied upon the accuracy and completeness of all of the information that was publicly available to them and all of the financial, legal, tax, operating and other information provided to or discussed with them by the Company (including, without limitation, the financial statements and related notes thereto of the Company), but they did not assume responsibility for independently verifying, and did not independently verify, such information. RBC and Tamir Fishman assumed that the Company Forecasts provided were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the Company's management as to the Company's financial performance as a standalone entity, and they expressed no view or opinion as to any aspect of the Company Forecasts or the assumptions upon which they were based. They further relied upon the assurances of the Company's management that they are unaware of any facts that would make the Company Forecasts incomplete or misleading.

RBC and Tamir Fishman did not assume any responsibility to perform, and did not perform, an independent evaluation or appraisal of any of the assets or liabilities of the Company. Nor did they assume any obligation to conduct, and did not conduct, any physical inspection of the property or facilities of the Company. RBC and Tamir Fishman did not investigate, and made no assumption regarding, any litigation or other claims affecting the Company. RBC and Tamir Fishman assumed, in all respects material to their analysis, that all conditions to the consummation of the Merger Agreement will be satisfied without waiver thereof, that the representations and warranties of each party contained in the Merger Agreement are true and correct and that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement. RBC and Tamir Fishman also assumed that the executed version of the Merger Agreement did not differ, in any respect material to their opinion, from the draft of the Merger Agreement that they received from the Company and reviewed in preparing their fairness opinion. In addition, they relied upon the Company to advise them promptly if any information previously provided to them had become inaccurate or was required to be updated during their review.

The fairness opinion of RBC and Tamir Fishman speaks only as of the date of their opinion, is based on the conditions as they existed, and information which they were supplied, as of the date of their opinion, and is without regard to any market, economic, financial, legal or other circumstances or event of any kind or nature which exists or may exist or occurs or may occur after such date. RBC and Tamir Fishman did not undertake to reaffirm or revise their opinion or otherwise comment upon events occurring after the date of their opinion and do not have an obligation to update, revise or reaffirm such opinion. RBC and Tamir Fishman are not expressing any opinion as to the prices at which the Company’s ordinary shares have traded or will trade following the announcement of the signing of the Merger Agreement or the consummation of the Merger.

This summary is not a complete description of the fairness opinion issued by RBC and Tamir Fishman or the financial analyses performed and factors considered by them in connection with their fairness opinion, which in all respects is qualified by reference to the full text of the fairness opinion attached hereto as Appendix B. RBC and Tamir Fishman employed several analytical methodologies, and no one method of analysis should be regarded as critical to the overall conclusion they reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions reached by RBC and Tamir Fishman are based on all the analysis and factors presented, taken as a whole, and also on application of their own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. RBC and Tamir Fishman therefore give no opinion as to the value or merit standing alone of any one or more parts of their analyses.

The preparation of a financial opinion is a complex analytical process involving various judgments and determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances; therefore, a financial opinion is not readily susceptible to summary description.  Several analytical methodologies were used by RBC and Tamir Fishman, and no one method of analysis should be regarded as critical to the overall conclusion reached.  Each analytical technique has inherent strengths and weaknesses, and the nature of available information may further affect the value of particular techniques.  RBC and Tamir Fishman arrived at their opinion based on the results of all analyses undertaken by them and assessed as a whole, and they did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of their fairness opinion.

In performing their analyses, RBC and Tamir Fishman considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of their fairness opinion. No company, business or transaction used in the analyses is identical or directly comparable to STARLIMS or the Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

The estimates contained in the analyses of RBC and Tamir Fishman and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, analyses of RBC and Tamir Fishman are inherently subject to substantial uncertainty.

The type and amount of consideration payable in the Merger were determined through negotiation between STARLIMS and Abbott Laboratories, and the decision to enter into the Merger was solely that of the Audit Committee and Board of Directors of STARLIMS. The fairness opinion of RBC and Tamir Fishman and their financial presentation were only one of many factors considered by the Board of Directors of STARLIMS in its evaluation of the Merger and should not be viewed as determinative of the views of the Board of Directors of STARLIMS with respect to the Merger or the Merger Consideration.

Miscellaneous

Pursuant to an engagement letter dated December 2, 2009, STARLIMS agreed to pay RBC and Tamir Fishman for their services in connection with performing their analyses and rendering its fairness opinion a fee of $250,000, $25,000 of which was a non-refundable fee paid upon signing the engagement letter with the Company and $225,000 was paid upon delivery of their fairness opinion, neither of which was or is contingent upon whether their fairness opinion was accepted or the Merger is completed. In addition, STARLIMS agreed to indemnify RBC and Tamir Fishman and related parties against liabilities, including liabilities under the federal securities laws, relating to, or arising out of, their engagement.  Further, STARLIMS  was required to reimburse RBC and Tamir Fishman for all reasonable travel, legal and other expenses, including attorneys’ fees, provided that any expenses in excess of the cumulative amount of $30,000 required the Company’s prior written consent.  In the ordinary course of business, RBC and Tamir Fishman and their affiliates may actively trade the securities of STARLIMS for their own respective accounts and the accounts of their customers and, accordingly, may, at any time, hold a long or short position in such securities.

Our Board of Directors selected RBC and Tamir Fishman to render the fairness opinion based on their reputation and experience in the financial industry. RBC is an internationally recognized investment banking firm and Tamir Fishman is a well recognized investment banking firm in Israel. As a part of their investment banking businesses, both firms are regularly engaged in valuations of businesses and securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for other purposes.

No Appraisal Rights; Objections by Creditors

Under Israeli law, holders of STARLIMS Shares are not entitled to appraisal rights in connection with the Merger. Objections to the Merger may be filed by our company’s creditors with the Israeli district court. The court, in its discretion, may provide a remedy to any creditor who so objects if there is a reasonable concern that, as a result of the Merger, STARLIMS will be unable to satisfy its obligations to its creditors.

Financing of the Merger

The total amount of funds necessary to complete the Merger is anticipated to be approximately $123 million to pay the STARLIMS shareholders, option holders and RSU holders, the amounts due to them under the Merger Agreement.

Guaranty by Abbott Laboratories

In connection with the Merger Agreement, Abbott Laboratories and STARLIMS entered into a limited guaranty agreement pursuant to which Abbott Laboratories is providing a guaranty of the payment and performance of all obligations of the Purchaser now existing or hereafter arising under the Merger Agreement.

Material Tax Consequences of the Merger

United States Federal Income Tax Consequences

The following is a general summary of the material U.S. federal income tax consequences of the Merger to U.S. Holders (as defined below). This summary is based upon currently existing provisions of the Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect.

This discussion is limited to STARLIMS shareholders who hold their STARLIMS Shares as capital assets within the meaning of Section 1221 of the Code. No ruling has been or will be sought from the U.S. Internal Revenue Service, or the IRS, and no opinion of counsel has been or will be rendered, as to the U.S. federal income tax consequences of the Merger. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular shareholders in light of their individual circumstances or the U.S. federal income tax consequences to shareholders subject to special treatment under U.S. federal income tax laws, such as banks and other financial institutions, regulated investment companies, partnerships or other pass-through entities, insurance companies, dealers in securities or foreign currency, traders that have elected to mark-to-market treatment, tax-exempt organizations, certain former citizens or former long-term residents of the United States, persons subject to the alternative minimum tax, U.S. Holders who within the five year period prior to the Merger have held (directly, indirectly or through attribution) 10% or more of the voting shares of STARLIMS, persons who own STARLIMS Shares through a partnership or other pass-through entity, persons that hold the STARLIMS Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment, persons who acquired their STARLIMS Shares upon the exercise of options or otherwise as consideration for services performed, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, state, or local tax consequences, or any U.S. tax consequences (e.g., estate or gift tax) other than U.S. federal income tax consequences.

As used herein, the term “U.S. Holder” means a beneficial owner of STARLIMS Shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

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a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust (A) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or (B) if, in general, it was in existence on August 20, 1996, was treated as a U.S. person under the Code on the previous day and made a valid election to continue to be so treated.

If a partnership is a beneficial owner of STARLIMS Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships that are beneficial owners of STARLIMS Shares, and partners in such partnerships, are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign tax consequences of the Merger.

STARLIMS SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO THEM AND THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

FOR A DISCUSSION OF MATERIAL ISRAELI TAX CONSEQUENCES OF THE MERGER, PLEASE SEE "THE MERGER—MATERIAL TAX CONSEQUENCES OF THE MERGER—ISRAELI INCOME TAX CONSEQUENCES" BEGINNING ON PAGE 25 OF THIS PROXY STATEMENT.

To ensure compliance with U.S. Treasury Department Circular 230, STARLIMS Shareholders are notified that: (a) any discussion of United States federal tax issues in this Proxy Statement is not intended or written to be relied upon, and cannot be relied upon, by shareholders for the purpose of avoiding penalties that may be imposed on holders under the Code; (b) such discussion is included herein in connection with the promotion or marketing (within the meaning of U.S. Treasury Department Circular 230) of the Merger or matters addressed herein; and (c) shareholders should seek advice based on their particular circumstances from an independent tax adviser.

Sale of STARLIMS Shares

The receipt by a U.S. Holder of cash in exchange for STARLIMS Shares in connection with the Merger will be a taxable transaction for U.S. federal income tax purposes. Generally, subject to the discussion below regarding the possible status of STARLIMS as a passive foreign investment company, or PFIC, (see “The Merger—Certain Material Tax Consequences of the Merger—Passive Foreign Investment Company”, below) for U.S. federal income tax purposes, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash it receives in connection with the Merger and the aggregate adjusted tax basis of the STARLIMS Shares that it exchanges thereof. Gain or loss will be calculated separately for each block of STARLIMS Shares (i.e., shares acquired at the same cost in a single transaction) exchanged for cash in the Merger. A U.S. Holder’s adjusted tax basis in its STARLIMS Shares generally will equal the purchase price that it paid for such shares.

Any gain or loss recognized by a U.S. Holder should be long-term capital gain or loss if the STARLIMS Shares surrendered were held for more than one year as of the effective date of the Merger and should be short-term capital gain or loss if the STARLIMS Shares surrendered were held for one year or less as of the effective date of the Merger. In the case of a non-corporate U.S. Holder, long-term capital gains are subject to a maximum U.S. federal income tax rate of 15%. Certain limitations apply to the use of capital losses.

Generally, gain from the sale of shares will be U.S.-sourced passive category income and any Israeli income tax paid by a U.S. Holder generally may not be creditable against such gain. U.S. Holders that are eligible for the benefits of the U.S.-Israel Tax Treaty may be allowed to treat such gain as foreign source, in which case Israeli income tax paid by such U.S. Holder with respect to such gain may be creditable against U.S. tax on such gain.  U.S. Holders should consult their tax advisors regarding the sourcing rules, the foreign tax credit rules, and their eligibility for the benefits of the U.S.-Israel Tax Treaty.

Passive Foreign Investment Company

The foregoing summary assumes that STARLIMS is not and has never been a PFIC for U.S. federal income tax purposes. STARLIMS believes that it was not a PFIC for any taxable year prior to 2010.   However, because the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year, STARLIMS cannot provide assurance that it will not be a PFIC in 2009. In general, if STARLIMS were characterized as a PFIC for any taxable year through and including 2009 during the U.S. Holder’s holding period of STARLIMS Shares, any gain recognized by the U.S. Holder in connection with the Merger with respect to such shares would be treated as ordinary income which would be taxed as if such gain had been realized ratably over the holding period of the shares. The amount allocated to the current taxable year and any year prior to the first year of the holding period in which STARLIMS was a PFIC would be taxed as ordinary income (rather than capital gain) earned in the current taxable year.  The amount allocated to other taxable years would be taxed at the highest marginal rates applicable to ordinary income for the applicable taxable year, and the U.S. Holder also would be liable for an additional tax equal to interest on the tax liability for such years.

U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE POTENTIAL APPLICATION OF THE PFIC RULES TO THE RECEIPT OF CASH PURSUANT TO THE MERGER.

Backup Withholding

The payment of cash pursuant to the Merger in exchange for STARLIMS Shares  may be subject to information reporting and backup withholding, at applicable rates (currently 28%). Backup withholding will not apply, however, to a U.S. Holder who (i) furnishes a current taxpayer identification number and certifies that the holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, or (ii) is otherwise exempt from backup withholding. If a U.S. Holder does not provide its correct taxpayer identification number, IRS Form W-9 or a substantially similar form, such holder may be subject to penalties imposed by the IRS. Amounts withheld, if any, are generally not an additional tax and may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, provided that such holder furnishes the required information to the IRS.

To ensure compliance with U.S. Treasury Department Circular 230, STARLIMS Shareholders are notified that: (a) any discussion of United States federal tax issues in this Proxy Statement is not intended or written to be relied upon, and cannot be relied upon, by shareholders for the purpose of avoiding penalties that may be imposed on holders under the Code; (b) such discussion is included herein in connection with the promotion or marketing (within the meaning of U.S. Treasury Department Circular 230) of the Merger or matters addressed herein; and (c) shareholders should seek advice based on their particular circumstances from an independent tax adviser. Tax counsel does not intend to be and is not engaged in the promotion or marketing of the Merger or matters described in the Proxy Statement, and no inference to the contrary shall be implied by reason of the disclosures set forth in this section.

Israeli Income Tax Consequences

The following is a summary discussion of certain Israeli tax considerations in connection with the Merger. The following summary is included for general information purposes only and is based upon current Israeli tax law. No assurance can be given that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of STARLIMS Shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below.

Because individual circumstances may differ, holders of STARLIMS Shares should consult their own tax advisors as to the Israeli tax consequences applicable to them.

Sale of STARLIMS Shares

The Tax Ordinance generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in an Israeli resident company, by both residents and non-residents of Israel, unless a specific exemption is available or unless a double taxation prevention treaty between Israel and the transferor’s country of residence provides otherwise.

Under the Tax Ordinance, the tax rate applicable to capital gains derived from the disposition of STARLIMS Shares in the Merger is generally 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such disposition, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in STARLIMS, the tax rate will be 25%. Companies are subject to the corporate tax rate (25% in 2010) on real capital gains. To the extent that the shares were purchased after December 31, 1993, as a general rule, the inflationary gains derived from the disposition of STARLIMS Shares are not subject to taxation. The determination of the tax basis of the shares depends upon the circumstances of each shareholder. Because individual circumstances may differ, holders of STARLIMS Shares should consult their own tax advisors as to the Israeli tax consequences applicable to them.

Notwithstanding the foregoing, according to the Tax Ordinance, non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the disposition of shares of an Israeli company publicly traded on the TASE (such as STARLIMS Shares), provided that such gains are not derived from a permanent establishment of such shareholders in Israel, and further provided that such shareholders did not acquire their shares prior to STARLIMS’s initial public offering. In addition, foreign entities are not entitled to the above exemption to the extent that Israeli residents control (i.e., holds more than 25% of the entity's means of control) or have the right to receive directly or indirectly twenty five percent (25%) or more of such foreign entity's profits. In addition, under the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income (the “U.S.-Israel Tax Treaty”), as a general rule, Israeli capital gains tax will not apply to the disposition of shares by a U.S. Holder to which the U.S.-Israel Tax Treaty applies, who holds the shares as a capital asset. However, such exemption will not apply if (i) the U.S. Treaty Resident holds, directly or indirectly, shares representing 10% or more of STARLIMS’s voting power during any part of the 12-month period preceding the disposition, subject to specified conditions, or (ii) the capital gains from such disposition can be allocated to a permanent establishment of such U.S. Treaty Resident in Israel. Under the U.S.-Israel Tax Treaty, such U.S. Treaty Resident would be permitted to claim a credit for Israeli income tax against the U.S. federal income tax imposed on the disposition, subject to the limitations in U.S. tax laws applicable to foreign tax credits.

STARLIMS shareholders who acquired their shares prior to STARLIMS’s initial public offering in Israel (in November, 1993) and who do not qualify for an exemption from Israeli capital gains tax under the Tax Ordinance or an applicable tax treaty to which the State of Israel is a party, including the U.S.-Israel Tax Treaty described above, may be subject to Israeli capital gains tax on the disposition of their STARLIMS ordinary shares in the Merger. Such shareholders should consult their tax advisors regarding the tax consequences of the Merger to them.

In addition, former Israeli residents who ceased to be Israeli residents after December 31, 2002, may be subject to capital gains tax in Israel on the sale of their Shares. Such shareholders should consult their tax advisors regarding the tax consequences of the Merger applicable to them.

Shareholders who are subject to special tax regimes or those whose gain from the sale of STARLIMS ordinary shares is classified as business/ordinary income should consult their tax advisors regarding the tax consequences of the Merger applicable to them.

Israeli Withholding Tax

According to Israeli law, the Purchaser is required to withhold Israeli taxes from the Merger Consideration.  We have submitted an application to the Israeli Tax Authority in order to clarify the withholding mechanism. In addition, as part of the application, we have requested that non-Israeli shareholders holding shares subject to the stock register maintained by STARLIMS’s U.S. transfer agent that are held through non-Israeli brokers and which were purchased after November 14, 1993 (the date on which STARLIMS listed its shares on the TASE) will be exempt from withholding to the extent that such shareholders will provide the paying agent with certain declarations regarding their residency and the date on which the shares were purchased.  We cannot assure you that our  application will be accepted and we will update you on the Israeli Tax Authority's decision regarding this application as soon as we receive it.

Shares Issued as Compensation for Employment or Service

STARLIMS shareholders who received or acquired their STARLIMS Shares under one or more of STARLIMS’s incentive plans, or otherwise as compensation for employment or services provided to STARLIMS or any of its affiliates, may be subject to different tax rates. Because individual circumstances may differ, any such holders of STARLIMS Shares should consult their own tax advisors as to the Israeli tax consequences applicable to them.

STARLIMS and the Purchaser have requested a pre-ruling from the Israeli Tax Authority that will clarify that the cash-out of stock options granted pursuant to Section 102 of the Tax Ordinance in accordance with the Merger Agreement, prior to the lapse of the minimum trust period required by Section 102 of the Tax Ordinance (the “102 Trust Period”), will not be treated as a breach of the provisions of Section 102 of the Tax Ordinance, provided that the applicable consideration payable to the holders of such securities is deposited for the duration of the 102 Trust Period with the trustee appointed by STARLIMS for purposes of Section 102 of the Tax Ordinance. In the event that such pre-ruling from the Israeli Tax Authority is not obtained prior to closing, the payment at closing of the consideration to such holders of options shall be subject to deduction of Israeli tax at the source, at the rate set under applicable law.

Regulatory Matters

Israeli Governmental Approvals and Notices

Israeli Companies’ Registrar.  Under the Companies Law, STARLIMS and Merger Sub may not complete the Merger without making certain filings and notifications to the Israeli Companies’ Registrar.

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Merger Proposal.  Each merging company is required to file with the Israeli Companies’ Registrar a “merger proposal” setting forth specified details with respect to the Merger, within three days of calling a shareholders meeting to approve the Merger. STARLIMS and Merger Sub have filed the required merger proposals with the Israeli Companies’ Registrar.

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Notice to Creditors.  In addition, each merging company is required to notify its creditors of the proposed merger. Pursuant to the Companies Law, a copy of the merger proposal must be sent to the secured creditors of each company within three days after the merger proposal was filed with the Israeli Companies’ Registrar; known substantial creditors must be informed individually by registered mail of the filing of the merger proposal with the Israeli Companies’ Registrar within four business days thereof, where it can be reviewed, and non-secured creditors must be informed of the merger by publication in two daily newspapers in Israel on the day that the merger proposal is submitted to the Israeli Companies Register. STARLIMS has notified its creditors of the Merger in accordance with these requirements, to the extent applicable and, because STARLIMS’s ordinary shares are traded on the NASDAQ Global Market, STARLIMS also published an announcement of the Merger in The Wall Street Journal within three business days following the day on which the merger proposal was submitted to the Israeli Companies Register. STARLIMS also notified the Israeli Companies’ Registrar of the notices given to its creditors.

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Shareholder Approval Notice.  The Merger must be approved by the shareholders of each merging company. After the shareholders vote, each of the merging companies must file a notice with the Israeli Companies’ Registrar regarding the decision of the shareholders.

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Assuming that the shareholders of each of the merging companies approve the Merger Agreement and the Merger (and that all the other conditions set forth in the Merger Agreement have been satisfied) and that all of the statutory procedures and requirements have been complied with, and so long as at least thirty (30) days have passed from the date of the Meeting and at least fifty (50) days have passed from the date of the filing of the merger proposal by both merging companies with the Israeli Companies’ Registrar, the Merger will become effective and the Israeli Companies’ Registrar will be required to register the Merger in the Israeli Companies’ register and to issue the Surviving Corporation a certificate regarding the Merger.

Israeli Tax Pre-Rulings.   STARLIMS and the Purchaser have requested certain pre-rulings from the Israeli Tax Authority that will provide (i) with respect to holders of STARLIMS Shares that are non-Israeli residents (as defined in the Tax Ordinance), that subject to certain declaration to be made by such shareholders the Purchaser will be exempt from any obligation to withhold Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to the Merger Agreement including, without limitation, the Merger Consideration, or clarify that no such obligation exists, (ii) to determine that the Purchaser is exempt from withholding on consideration that is paid to Israeli brokers (these brokers are required under Israeli law to make the applicable withholding) and (iii) clarify that the cash-out of stock options granted pursuant to Section 102 of the Tax Ordinance in accordance with the Merger Agreement, prior to the lapse of the minimum trust period required by Section 102 of the Tax Ordinance (the “102 Trust Period”), will not be treated as a breach of the provisions of Section 102 of the Tax Ordinance, provided that the applicable consideration payable to the holders of such securities is deposited for the duration of the 102 Trust Period with the trustee appointed by STARLIMS  for purposes of Section 102 of the Tax Ordinance. STARLIMS  has undertaken in the Merger Agreement to apply for the foregoing pre-rulings in connection with the Merger, but obtaining such pre-rulings is not a condition to consummation of the Merger.

Interests of our Officers and Directors in the Merger

In considering the Board of Directors’ recommendation, you should be aware that all our executive directors, as well as several other members of our senior management and other key employees, may have interests in the transaction as employees that are different from, or in addition to, your interests as shareholders. Additionally, all of the directors and executive officers of the company and its subsidiaries have interests in the transaction pertaining to indemnification and insurance provisions included in the Merger Agreement, as further provided below. The members of the Board of Directors were aware of these different or additional interests and considered them, among the other factors described in this Proxy Statement, in reaching their decision to approve the Merger Agreement and the Merger.

Under the Companies Law, an extraordinary transaction in which an officer or director has a personal interest requires the approval of the audit committee and board of directors, in that order. Generally, the directors having a personal interest are not permitted to participate in the discussion or vote on the matters.  However, the Companies Law provides that if a majority of the directors has a personal interest in a transaction, then all the directors may participate and vote on the transaction, and in such an event, the transaction also requires shareholder approval.  Because of the abovementioned interest of a majority of our directors in the transaction, the Merger was brought before both our Audit Committee and our Board of Directors for approval in that order. Both bodies approved the Merger.  The Merger also requires shareholder approval pursuant to the provisions of the Companies Law that govern statutory mergers and the provisions that govern extraordinary transactions in which the company's controlling shareholders have a personal interest.

Treatment of Options and RSUs

As described below under “The Merger Agreement—Treatment of Options and RSUs,” immediately prior to the Effective Time each outstanding option (whether or not then vested or exercisable) shall be cancelled, terminated and converted at the Effective Time of the Merger into the right to receive a payment equal to the number of STARLIMS Shares underlying the outstanding options less the amount, if any, by which $14.00 exceeds the option exercise price and less any applicable withholding taxes. Each RSU in respect of shares of STARLIMS Shares outstanding immediately prior to the Effective Time (whether or not vested) shall be cancelled, terminated and converted at the Effective Time into the right to receive a cash amount equal to the Merger Consideration the holder would have been entitled to receive had such RSU been vested in full and settled immediately before the Effective Time less any applicable withholding taxes.

As of January 15, 2010,  none of our directors held any options or RSUs, while our executive officers held, in the aggregate, options to purchase 120,000 STARLIMS Shares, all of which have vested, and 50,500 unvested RSUs.

As of the effective time of the Merger, all options to purchase STARLIMS Shares and outstanding RSUs shall no longer be outstanding and shall automatically cease to exist, and each holder of such options shall cease to have any rights with respect thereto, except the right to receive the consideration indicated in the preceding paragraph. We undertook to take, prior to the effective time of the Merger, all actions necessary to effectuate the matters described in this paragraph, including providing holders of options with notice of their rights as provided herein.

Indemnification and Insurance

Purchaser has agreed that from and after the Effective Time and until seven years from the Effective Time, it shall cause, unless otherwise required by law, the articles of association, certificate of incorporation and by-laws (as applicable) and comparable organizational documents of the Surviving Corporation and each of its subsidiaries to contain provisions no less favorable to the current directors and officers of STARLIMS and any of its subsidiaries, or the Indemnitees, with respect to exculpation, limitation of liabilities and insurance and indemnification of directors and officers than are in force as of the Effective Time in STARLIMS organizational documents and comparable organizational documents of the relevant subsidiaries, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights of the Indemnitees. The Surviving Corporation shall indemnify the Indemnitees with respect to all acts or omissions by them in their capacities as officers and directors at any time prior to the Effective Time, to the fullest extent permitted by applicable laws and required by any indemnification agreement between STARLIMS and any such director or officer.

In addition, the Purchaser has agreed, following the closing, to cause STARLIMS to enter into and honor new indemnification and exemption undertakings with the current directors and officers of STARLIMS and its subsidiaries with respect to liabilities and expenses arising from acts taken or omissions as directors and/or officers. The terms of the new indemnification and exemption undertakings will provide that STARLIMS will indemnify our current directors and officers to the maximum extent possible under applicable law against any of the following liabilities or expenses: (i) any monetary liability imposed on such director or officer in favor of another person by a judgment, including by means of a settlement or an arbitrator's award confirmed by court; (ii) all reasonable litigation costs, including attorneys' fees, expended by such director or officer as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of any indictment against him or her and without the imposition of any monetary liability in lieu of criminal proceedings or concluded without the filing of any indictment against him or her and with the imposition of a monetary liability in lieu of criminal proceedings with respect to a criminal offense that does not require proof of intent and (iii) all reasonable litigation costs, including attorneys' fees, expended by such director or officer or imposed on him or her by a court, in an action instituted against him or her by the company or on its behalf or by another person, or in a criminal charge from which he or she were acquitted, or in a criminal proceedings in which he or she were convicted of a criminal offense which does not require proof of criminal intent. The indemnification of the directors and officers of STARLIMS and its subsidiaries under the new indemnification undertakings is limited to: (i) a total amount, jointly for all directors and officers and in the aggregate, which may not exceed $15 million, except with respect to all matters relating to the Merger Agreement (including all matters relating to the Voting and Support Agreements) as to which the indemnification amount may not exceed $36 million. Under the terms of such indemnification provisions, to the extent permitted by law, STARLIMS will advance funds for legal expenses covered by such indemnification and provide any security or guarantee that may be required in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on such director's or officer's assets, provided that such securities will not exceed the maximum amount of indemnification. The indemnification and exemption undertakings contain certain exclusions.

In addition, for seven years following the Merger, STARLIMS will maintain officers’ and directors’ liability insurance covering those persons currently covered by STARLIMS’s officers’ and directors’ liability insurance policy with coverage at least as favorable as that provided by our current policy (provided however, that in no event shall the Purchaser be required to expend per year of coverage more than 250% of the amount currently expended by the Company per year of coverage as of the date of the Merger Agreement in order to maintain or procure such insurance coverage; if notwithstanding the use of reasonable best efforts to do so, the Purchaser is unable to maintain or obtain such insurance, the Purchaser shall obtain as much comparable insurance as available for 250% of the amount currently expended by the Company per year of coverage as of the date of the Merger Agreement).  See “The Merger Agreement—Indemnification and Insurance” on page 49.

THE MERGER AGREEMENT

This section of the proxy statement describes the material provisions of the Merger Agreement but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached as Appendix A to this proxy statement and incorporated into this proxy statement by reference. We urge you to read the full text of the Merger Agreement because it is the legal document that governs the Merger. It is not intended to provide you with any other factual information about us. Such information can be found elsewhere in this proxy statement and in the public filings we make with the SEC, as described in the section captioned “Where You Can Find More Information” beginning on page 53.

The Merger

The Merger Agreement provides for the Merger of Merger Sub with and into STARLIMS upon the terms, and subject to the conditions, of the Merger Agreement. As the Surviving Corporation, STARLIMS will continue to exist following the Merger as an indirect, wholly-owned subsidiary of the Purchaser. When we refer to the “Surviving Corporation” in this Proxy Statement, we mean STARLIMS as it will exist after the Merger is completed. Following the Merger, all the properties, rights, privileges and powers of STARLIMS and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of STARLIMS  and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.  Upon consummation of the Merger, the directors of Merger Sub will be the directors of the Surviving Corporation.  The officers of STARLIMS prior to the consummation of the Merger shall remain the officers of the Surviving Corporation until their successors are duly elected and qualified or until the earlier of their resignation or removal.

Following the Merger, the STARLIMS Shares, all of which will then be owned by the Purchaser, will be delisted from the NASDAQ Global Market and from the Tel Aviv Stock Exchange, deregistered under the Securities Exchange Act of 1934 and no longer be publicly traded.

We, the Purchaser or Merger Sub may terminate the Merger Agreement prior to the consummation of the Merger in some circumstances, whether before or after the approval by our shareholders of the Merger Agreement. Additional details on termination of the Merger Agreement are described in “The Merger Agreement—Termination of the Merger Agreement” beginning on page 45.

Effective Time of the Merger

The Merger will become effective upon the issuance of a certificate of merger by the Companies’ Registrar in Israel in accordance with the relevant provisions in the Companies Law. The certificate of merger will be issued by the Companies’ Registrar if at least fifty (50) days shall have elapsed after the filing of the merger proposals by both STARLIMS and Merger Sub with the Israeli Companies’ Registrar and at least thirty (30) days have elapsed after the approval of the Merger by the Shareholders of each of STARLIMS and Merger Sub. The Merger Agreement provides that closing of the Merger will occur on a date no later than the second business day after the conditions to the Merger have been satisfied or waived, unless we agree with the Purchaser to complete the transaction on another date. When we refer to the “Effective Time” of the Merger in this Proxy Statement, we mean the date and time when the Merger becomes effective, as more fully described in this paragraph.

The parties are working to complete the Merger as quickly as possible.  However, the Merger is subject to various closing conditions.  No assurances can be given that the parties will obtain the necessary approvals or that the parties will obtain them in a timely manner.

When the Merger becomes effective, the stock transfer books of STARLIMS will be deemed closed and no further transfer of any STARLIMS Shares will be made. In addition, from an after the Effective Time STARLIMS shareholders will cease to have any rights as shareholders of STARLIMS, except for the right to receive the Merger Consideration.

Merger Consideration

At the Effective Time, each issued and outstanding STARLIMS Share (other than STARLIMS Shares held by STARLIMS, its subsidiaries, the Purchaser or Merger Sub) will be automatically converted into the right to receive $14.00 in cash per STARLIMS Share, without interest less any applicable withholding taxes.

If at any time during the period between December 14, 2009 and the Effective Time, the outstanding STARLIMS Shares shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, the $14.00 per STARLIMS Share Merger Consideration will be appropriately adjusted to provide the holders of STARLIMS Shares (in the aggregate) the same aggregate economic effect as contemplated by the Merger Agreement prior to such event.

Treatment of Options and RSUs

As of December 31, 2009, there were approximately 166,500 STARLIMS Shares issuable pursuant to stock options granted under our equity incentive plans to our officers and employees. Under the terms of the Merger Agreement, immediately prior to the Effective Time each outstanding option (whether or not then vested or exercisable) shall be cancelled, terminated and converted at the Effective Time of the Merger into the right to receive a payment equal to the number of STARLIMS Shares underlying the outstanding options less the amount, if any, by which $14.00 exceeds the option exercise price less any applicable withholding taxes.

As of December 31, 2009, there were approximately 188,000 outstanding RSUs. Under the terms of the Merger Agreement, each RSU in respect of shares of STARLIMS Shares outstanding immediately prior to the Effective Time (whether or not vested) shall be cancelled, terminated and converted at the Effective Time into the right to receive a cash amount equal to the Merger Consideration the holder would have been entitled to receive had such RSU been vested in full and settled immediately before the Effective Time less any applicable withholding taxes.

As of the effective time of the Merger, all options to purchase STARLIMS Shares and all RSUs shall no longer be outstanding and shall automatically cease to exist, and each holder of such options or RSUs shall cease to have any rights with respect thereto, except the right to receive the consideration indicated in the preceding paragraph, without interest. We undertook to take prior to the effective time of the Merger all actions necessary to effectuate the matters described in this paragraph, including providing holders of options and RSUs with notice of their rights as provided herein.

Payment Procedures

How to Receive Payment.  Prior to the Effective Time, the Purchaser will appoint a paying agent for the purpose of exchanging certificates representing STARLIMS Shares for the per share Merger Consideration. Immediately following the issuance of the Certificate of Merger by the Israeli Companies Registrar, the Purchaser will cause the Merger Consideration to be deposited with the paying agent. Within five days after the Effective Time of the Merger, Purchaser and the Surviving Corporation shall cause the paying agent to mail a letter of transmittal and other instructional materials to you and the other holders of STARLIMS Shares. The letter of transmittal and other materials will tell you how to surrender your certificates representing STARLIMS Shares for the Merger Consideration. Interest will not be paid or accrue in respect of the Merger Consideration.  You will not be entitled to receive the Merger Consideration until you send your certificates to the paying agent, along with a properly completed and signed letter of transmittal and such other documents as the paying agent or the Purchaser may require, including a tax declaration form. If your shares are held in “street name” by your broker, bank or other nominee you will receive instructions from your broker, bank or other nominee as to how to effect the surrender of your “street name” shares in exchange for the Merger Consideration.

If your shares are traded through TASE, you will receive the Merger Consideration through the bank or financial institution through which you hold your shares.

Transfer of Shares.  If your STARLIMS Shares are held in a name other than the name registered in our transfer records, you will have to provide the paying agent with evidence that such shares have been transferred and that any applicable transfer taxes have been paid.

Our transfer records will be deemed closed at the Effective Time, and we will not register transfers of STARLIMS Shares on our books after such time. If any certificates formerly representing STARLIMS Shares are presented for transfer after that time, they will be canceled and exchanged for the Merger Consideration as described above.

If the paying agent is to pay some or all of your Merger Consideration to a person other than you, as the registered owner of a stock certificate, you must have your certificates properly endorsed or otherwise in proper form for transfer, and you must pay any transfer or other taxes payable by reason of the transfer or establish to the paying agent’s reasonable satisfaction that the taxes have been paid or are not required to be paid.

Lost, Stolen or Destroyed Certificates.  If you have lost your certificate, or if your certificate has been stolen or destroyed, you will have to sign an affidavit stating that your certificate was lost, stolen or destroyed. In addition, if the Surviving Corporation requires, you may have to post a bond (in a reasonable amount directed by the Purchaser) as indemnity against any claim that may be made against the Surviving Corporation with respect to such certificate in order to receive the Merger Consideration payable in respect of the STARLIMS Shares represented by such lost, stolen or destroyed certificate.

Tax Withholding.  Purchaser, the trustee under our incentive plan, the Surviving Corporation and the paying agent are entitled to deduct and withhold from the Merger Consideration otherwise payable under the Merger Agreement any amounts that it is required to deduct and withhold with respect to the making of such payment under applicable tax laws. All amounts so withheld will be treated for all purposes of the Merger Agreement as having been paid to the applicable former holder of STARLIMS Shares or options to purchase STARLIMS Shares.

Unclaimed Merger Consideration.  Subject to any contrary provision of governing law, twelve (12) months after the Effective Time, the paying agent will deliver to the Purchaser any amount of the Merger Consideration (and any interest or other income earned thereon) deposited with the paying agent that has not been paid to the former shareholders of STARLIMS. After that time, the former shareholders of STARLIMS  will be entitled to look only to the Purchaser for payment of the Merger Consideration in respect of certificates formerly representing STARLIMS Shares. Any amount of the Merger Consideration remaining unclaimed by the former shareholders of STARLIMS one year after the Effective Time (or such earlier date immediately prior to the time when the amounts would otherwise escheat to or become the property of any governmental entity) shall become, to the extent permitted by applicable law, the property of the Purchaser free and clear of any claims or interest of any person previously entitled thereto. Notwithstanding the foregoing, the Purchaser will not be liable to any former STARLIMS shareholder for any amount of the Merger Consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws.

Representations and Warranties

The Merger Agreement contains representations and warranties made by us to Purchaser and Merger Sub and representations and warranties made by the Purchaser and Merger Sub to us. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed by the parties in connection with negotiating its terms. Moreover, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or Material Adverse Effect, as defined below, different from that generally applicable to public disclosures to shareholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact. For the foregoing reasons, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information.

In the Merger Agreement, STARLIMS, the Purchaser and Merger Sub each made representations and warranties relating to, among other things:

•	corporate organization, standing and corporate power;

•	authority to enter into and perform its obligations under, and enforceability of, the Merger Agreement;

•	the absence of conflicts with or defaults under organizational documents, other contracts and applicable laws;

•	required regulatory filings and consents and approvals of governmental entities; and

•	finder’s fees.

In the Merger Agreement, the Purchaser and Merger Sub also each made representations and warranties relating to:

•	the information furnished in writing to STARLIMS

•	the approval of the Merger by the board of directors of Merger Sub;

•	their ownership and operations of Merger Sub;

•	the absence of engagement in any business activities other than the Merger Agreement and the transactions contemplated thereby;

•	the availability of sufficient cash resources to pay the aggregate Merger Consideration pursuant to the Merger.

STARLIMS  also made representations and warranties relating to:

•	documents filed with the SEC;

•	financial statements;

•	undisclosed liabilities;

•	absence of certain changes or events since September 30, 2009;

•	legal proceedings;

•	information supplied for inclusion in this Proxy Statement;

•	tax matters;

•	employee benefits and labor matters;

•	environmental matters

•	contracts;

•	compliance with applicable laws;

•	real property;

•	intellectual property matters;

•	insurance;

•	the receipt by the Board of Directors of a fairness opinion from RBC and Tamir Fishman;

•	the applicability of takeover statutes and rights plans;

•	tangible personal property;

•	government contracts;

•	transactions with affiliates; and

•	the approval of the Merger by STARLIMS’s Board of Directors.

Many of STARLIMS’s representations and warranties are qualified by a Material Adverse Effect standard. For purposes of the Merger Agreement, “Material Adverse Effect” is defined to mean, with respect to any party, any change, event, occurrence, state of facts or development that, individually or in the aggregate, has had or would reasonably be likely to have a materially adverse effect on (i) such party’s ability to, in a timely manner, perform its obligations under the Merger Agreement or consummate the merger, or (ii) the business, properties assets, liabilities (contingent or otherwise), prospects, results of operations or condition (financial or otherwise) of such party and its subsidiaries taken as a whole, other than any effect, change, event, occurrence or state of facts arising from or relating to the following:

•
changes in general economic or political conditions or financial credit or securities markets in general in any country or region in which any of STARLIMS or its subsidiaries conducts a material portion of their business, except to the extent such changes affect STARLIMS and its subsidiaries in a disproportionate manner as compared to other companies operating in any such country or region in industries in which STARLIMS or its subsidiaries operate or do business; any event, circumstance, change or effect that affects the industries in which STARLIMS or its subsidiaries operate, except to the extent such event, circumstance, change or effects affect STARLIMS and its subsidiaries in a disproportionate manner as compared to other participants in the industry;

•	any change in accounting requirements or principles (including GAAP) or any change in applicable laws, rules or regulations or the interpretation thereof;

•
any “act of God” including natural disasters and earthquakes, acts of war, sabotage, armed hostilities, terrorism or military actions, or escalation or material worsening thereof, that cause any damage or destruction to, or render physically unusable, any facility or property of STARLIMS or any of its subsidiaries or otherwise disrupt the business or operations of STARLIMS or any of its material subsidiaries;

•	the announcement of the Merger Agreement and the transactions contemplated by it solely as a result of disclosing Purchaser’s identity as the acquirer;

•	any decline in the market price or decrease or increase in the trading volume of STARLIMS’s Shares after the date of the Merger Agreement; and

•
any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable laws relating to the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement, or the approval thereof.

The last two exceptions shall not prevent or otherwise affect a determination that the underlying cause of any such decline or failure is a Material Adverse Effect.

Conduct of Business Prior to Closing

We have agreed in the Merger Agreement that, until the Effective Time (or the termination of the Merger Agreement in accordance with its terms), except as contemplated by the Merger Agreement, required by law, or consented to in writing by the Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned) we will:

•	carry on, and cause our subsidiaries to carry on, our business in all material respects in the ordinary course consistent with past practice;

•	comply in all material respects with all applicable laws and the requirements of material contracts;

•
use commercially reasonable efforts to maintain and preserve intact our business organization and the goodwill of those having business relationships with us and retain the services of our present officers and key employees, in each case, to the end that our goodwill and ongoing business shall be unimpaired at the Effective Time; and

•	keep in full force and effect all material insurance policies maintained by STARLIMS and its subsidiaries, other than changes to such policies made in the ordinary course of business.

We have also agreed that, until the Effective Time, except as expressly permitted by the Merger Agreement or as required by law, or consented to in writing by the Purchaser and Merger Sub, we and our subsidiaries will not:

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issue, sell, grant, dispose of, pledge or otherwise encumber any shares, voting securities or equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares, voting securities or equity interests, or any rights, warrants, options, restricted stock unit, phantom equity awards, calls, commitments or any other agreements of any character to purchase or acquire any shares, voting securities or equity interests or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares, voting securities or equity interests; other than ordinary shares upon the exercise of options granted under STARLIMS’s option plans and the settlement of RSUs, in each case in accordance with the terms thereof, or shares, voting securities or equity interests of STARLIMS’s subsidiaries issued to STARLIMS or a direct or indirect wholly owned subsidiary of STARLIMS;

•
redeem, purchase or otherwise acquire any of our outstanding shares, voting securities or equity interests, or any rights, warrants, options, restricted stock unit, phantom equity awards, calls, commitments or any other agreements of any character to acquire any of our shares, voting securities or equity interests;

•
declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any of its shares or otherwise make any payments to its shareholders in their capacity as such (other than dividends by a direct or indirect wholly-owned Subsidiary of STARLIMS to its parent);

•	split, combine, subdivide or reclassify any of our shares; or

•
other than as required in the Merger Agreement and subject to the approval of Purchaser (which approval shall not be unreasonably withheld or delayed) amend (including by reducing an exercise price or extending a term) or waive any of its rights under, or accelerate the vesting under, any provision of STARLIMS’s option plans or any agreement evidencing any outstanding stock option, restricted stock unit or other right to acquire STARLIMS shares or any restricted stock purchase agreement or any similar or related contract;

•
incur or assume any indebtedness for borrowed money or guarantee any indebtedness (or enter into a “keep well” or similar agreement) or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of STARLIMS or any of its subsidiaries, other than borrowings from STARLIMS by a direct or indirect wholly-owned Subsidiary of STARLIMS in the ordinary course of business consistent with past practice;

•
sell, transfer, lease, mortgage, encumber or otherwise dispose of or subject to any lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction) any of our properties or assets (including securities of subsidiaries) to any person, except pursuant to contracts in force on December 14, 2009 and listed on a disclosure schedule submitted to Purchaser, or the Disclosure Schedule, dispositions of obsolete or worthless assets or for any activities set forth in the Disclosure Schedule;

•
make any capital expenditure or expenditures which (i) involves the purchase of real property or (ii) is in excess of $50,000 individually or $150,000 in the aggregate, except for any such capital expenditures set forth in the Disclosure Schedule;

•
directly or indirectly acquire (i) by merging or consolidating with, or by purchasing all of or a substantial equity interest in, or by any other manner, any person or division, business or equity interest of any person or, (ii) except in the ordinary course of business consistent with past practice, any assets that, individually, have a purchase price in excess of $50,000 or, in the aggregate, have a purchase price in excess of $50,000, except for any such acquisition set forth in  the Disclosure Schedule;

•
make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance (other than travel and similar advances to our employees in the ordinary course of business consistent with past practice) to, any person other than a direct or indirect wholly owned Subsidiary of STARLIMS in the ordinary course of business;

•
except as set forth in the Disclosure Schedule (i) enter into, terminate or amend any material contract, (ii) amend or modify the engagement letter among STARLIMS, RBC and Tamir Fishman, (iii) enter into any contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the Merger, or (iv) release any person from, or modify or waive any provision of, any confidentiality, standstill or similar agreement;

•
modify in any manner the compensation or benefits of any of our current and former directors or consultants, or former officers or employees, (ii) modify in any manner the compensation or benefits of any of our officers or employees, other than regularly scheduled increases in the ordinary course of business consistent with past practice, (iii) or enter into, establish, amend or terminate any Company benefit plan or arrangement that would be a STARLIMS benefit plan if in effect on December 14, 2009, other than as required pursuant to applicable law; (iv) grant or promise any severance or termination pay or gratuity to any current or former director, officer, employee or consultant of STARLIMS or its subsidiaries other than as required pursuant to applicable laws or required under the terms of a Company benefit plan that has been disclosed to Purchaser, (v) loan or advance any money or other property to any current or former director, officer or consultant of STARLIMS or its subsidiaries, (vi) loan or advance any money or other property to any current non-officer employee of STARLIMS or its subsidiaries, other than in accordance with past practice and in an aggregate amount not exceeding $100,000, or (vii) terminate the employment of, or give notice of termination to, a key employee or three or more employees in a single jurisdiction who perform the same or comparable function;

•
make or change any election concerning taxes or tax returns, file any amended tax return, enter into any closing agreement with respect to taxes, settle any tax claim or assessment or surrender any right to claim a refund of taxes or apply or obtain any tax ruling on our own behalf or on behalf of any of STARLIMS’s shareholders;

•	make any changes in financial or tax accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in GAAP or applicable law;

•	amend STARLIMS’s organizational documents or the organizational documents of our subsidiaries;

•
adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization (other than transactions exclusively between wholly-owned subsidiaries of STARLIMS);

•
pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction in accordance with their terms of liabilities, claims or obligations specifically reflected or reserved against in the most recent consolidated financial statements (or the notes thereto) of STARLIMS included in the documents STARLIMS has filed with the SEC or incurred since the date of such financial statements in the ordinary course of business consistent with past practice;

•
make any representation or commitment to, or enter into any formal or informal understanding with any current or former employee, director, or consultant of STARLIMS, any of STARLIMS’s subsidiaries, or any of their ERISA affiliates with respect to compensation, benefits, or terms of employment to be provided by Purchaser, any of its subsidiaries, or any of their ERISA affiliates at or subsequent to the Closing, except as set forth in writing by Purchaser for the express purpose of communications with any current or former employee, director, or consultant of STARLIMS, any of STARLIMS’s subsidiaries, or any of their ERISA affiliates, or issue any broadly distributed communication of a general nature to employees (including communications relating to terms and conditions of employment, benefits and compensation) or customers without the prior approval of Purchaser, except for communications in the ordinary course of business that do not relate to the transactions contemplated by the Merger Agreement, or operation of the business after consummation of the transactions contemplated by the Merger Agreement;

•	settle or compromise any litigation, proceeding or investigation material to STARLIMS and its subsidiaries taken as a whole;

•	apply for or receive any governmental grant; or

•
agree, in writing or otherwise, to take any of the foregoing actions, or take any action or agree, in writing or otherwise, to take any action which would (i) cause any of the representations or warranties of STARLIMS set forth in the Merger Agreement (A) that are qualified as to materiality or Material Adverse Effect to be untrue or (B) that are not so qualified to be untrue in any material respect, or (ii) in any material respect impede or delay the ability of the parties to satisfy any of the conditions to the Merger set forth in this Agreement.

Agreement to Take Other Actions and to Use Reasonable Best Efforts

Subject to the terms and conditions set forth in the Merger Agreement, each of the parties to the Merger Agreement has agreed to cooperate with the other party and to use (and cause each of their respective subsidiaries to use) its reasonable best efforts to take, or cause to be taken, all actions, and to do or cause to be done all things reasonably necessary, proper or advisable under the Merger Agreement and applicable law to consummate the Merger and the other actions contemplated by the Merger Agreement as soon as practicable, including:

•	obtaining all necessary actions, consents and approvals from governmental authorities, or other persons;

•
making of all necessary registrations and filings (including filings with governmental authorities, if any, required or recommended under all applicable antitrust requirements) and taking all reasonable steps as may be necessary to obtain an approval from, or to avoid an action or proceeding by, any governmental authority or other persons;

•
defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement performed or consummated by such party in accordance with the terms of the Merger Agreement, including seeking to have any stay or temporary restraining order entered by any governmental authority vacated or reversed; and

•
the execution and delivery of any additional instruments necessary to consummate the Merger and other actions in accordance with the terms of the Merger Agreement and to fully carry out the purposes of the Merger Agreement.

The Merger Agreement also contains covenants relating to cooperation in the preparation of this proxy statement and additional agreements relating to, among other things, access to information, confidentiality, notification of certain matters and public announcements.

Conditions to the Merger

Various conditions must be satisfied (or waived, if permissible under applicable law) before STARLIMS, the Purchaser and Merger Sub complete the Merger. Some of these conditions apply to both STARLIMS  and the Purchaser, which means that, if the conditions are not satisfied or waived, neither we nor the Purchaser will have an obligation to complete the Merger. Other conditions apply only to the Purchaser, which means that, if such conditions are not satisfied or waived, we will have an obligation to complete the Merger but the Purchaser will not, and other conditions apply only to STARLIMS, which means that, if such conditions are not satisfied or waived, the Purchaser will have an obligation to complete the Merger but we will not.

Conditions to Each Party’s Obligations. Each party’s obligation to complete the Merger is subject to the satisfaction (or waiver, if permissible under applicable law) of the following conditions:

•	the approval of the Merger by STARLIMS’s shareholders;

•
at least fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Israeli Companies’ Registrar by both of STARLIMS and Merger Sub and at least thirty (30) days shall have elapsed from the approval of the Merger by the shareholders of each of STARLIMS and Merger Sub; and

•
no injunction, judgment, ruling or law enacted, promulgated, entered, amended or enforced by any governmental authority of competent jurisdiction or other similar legal restraint or prohibition that prohibits, enjoins, prevents, restrains or renders illegal the consummation of the Merger shall be in effect.

Conditions to the Purchaser’s and Merger Sub’s Obligations. The obligation of the Purchaser and Merger Sub to complete the Merger is subject to the satisfaction (or waiver, if permissible under applicable law) of the following additional conditions:

•
The representations and warranties of STARLIMS contained in the Merger Agreement that are qualified as to materiality or Material Adverse Effect shall be true and correct, and the representations and warranties of STARLIMS contained in the Merger Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of the Merger Agreement and as of the closing date as though made on the closing date, except to the extent that such representations and warranties expressly relate to an earlier date, in which case as of such earlier date; provided, however, that the representations and warranties made by STARLIMS with respect to capitalization and authority, noncontravention and voting requirements shall be true and correct in all respects as of the closing date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date);

•	STARLIMS shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the closing date;

•
There shall not be any action, investigation, proceeding or litigation instituted, commenced, pending or, to the knowledge of STARLIMS, threatened by or before any governmental authority that would or that seeks or is reasonably likely to:

m
restrain, enjoin, prevent, prohibit or make illegal the acquisition of some or all of the STARLIMS Shares by Purchaser or Merger Sub or the consummation of the Merger or the other transactions contemplated by the Merger Agreement,

m	impose limitations on the ability of Purchaser or its Affiliates effectively to exercise full rights of ownership of all shares of the Surviving Corporation,

m
restrain, enjoin, prevent, prohibit or make illegal, or impose material limitations on, Purchaser’s or any of its affiliates’ ownership or operation of all or any material portion of the businesses and assets of STARLIMS and its subsidiaries, taken as a whole, or, as a result of the transactions contemplated by the Merger Agreement, of Purchaser and its subsidiaries, taken as a whole,

m
as a result of the transactions contemplated by the Merger Agreement, compel Purchaser or any of its Affiliates to dispose of any shares of the Surviving Corporation or to dispose of or hold separate any material portion of the businesses or assets of STARLIMS and its subsidiaries, taken as a whole, or of Purchaser and its subsidiaries, taken as a whole, or

m
impose damages on Purchaser, STARLIMS or any of their respective subsidiaries as a result of the transactions in amounts that are material in relation to STARLIMS or the transactions contemplated by the Merger Agreement.

•
No Restraint that could reasonably be expected to result, directly or indirectly, in the inability of Purchaser or Merger Sub to acquire the STARLIMS Shares or to consummate the Merger shall be in effect;

•
Purchaser shall have received written resignation letters from each of the members of the respective board of directors of STARLIMS and its subsidiaries, or other evidence of their removal, effective as of the later of the closing or the appointment of at least one Purchaser-nominated director;

•
There shall not be any action, investigation, proceeding or litigation instituted, commenced, pending, or to the knowledge of STARLIMS, threatened by or before any governmental authority in which a governmental authority is a party, nor shall there be any restraint in effect, that would or is reasonably likely to result in a governmental investigation or in damages being imposed on Purchaser or the Surviving Corporation or any of their respective affiliates:

•	STARLIMS shall have obtained certain approvals, consents or waivers relating to certain real property leases and certain contracts in a form reasonably satisfactory to Purchaser; and

•
We must deliver to the Purchaser at closing a certificate with respect to the satisfaction of the foregoing conditions relating to our representations, warranties and our performance of obligations in the Merger Agreement.

Conditions to STARLIMS’s Obligations. Our obligation to complete the Merger is subject to the satisfaction or waiver of the following further conditions:

•
The representations and warranties of Purchaser and Merger Sub contained in the Merger Agreement that are qualified as to materiality or Material Adverse Effect shall be true and correct, and the representations and warranties of Purchaser and Merger Sub contained in the Merger Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of the Merger Agreement and as of the closing date as though made on the closing date, except to the extent that such representations and warranties expressly relate to an earlier date, in which case as of such earlier date;

•	Purchaser and Merger Sub shall have performed in all material respects all obligations they are required to perform under the Merger Agreement at or prior to the closing date; and

•
Purchaser and Merger Sub’s delivery to us at closing of a certificate with respect to the satisfaction of the foregoing conditions relating to the Purchaser and Merger Sub’s representations, warranties and the performance of Purchaser’s and Merger Sub’s obligations in the Merger Agreement.

Each party to the Merger Agreement may, at its option and subject to applicable law, waive the satisfaction of any condition to its obligations under the Merger Agreement. If a failure to satisfy one of these conditions to the Merger is not considered by our Board of Directors to be material to our shareholders, the Board of Directors could waive compliance with that condition. Our Board of Directors is not aware of any condition to the Merger that cannot be satisfied, but we cannot be certain when, or if, the conditions to the Merger will be met.

EVEN IF STARLIMS’S SHAREHOLDERS APPROVE THE MERGER PROPOSAL, THERE CAN BE NO ASSURANCE THAT THE OTHER CONDITIONS WILL BE SATISFIED AND THE MERGER WILL BE CONSUMMATED.

Restrictions on Solicitations of Other Offers

We have agreed on behalf of our company and its subsidiaries and our respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives, or collectively referred to as Representatives, to, immediately cease and cause to be terminated any discussions or negotiations with any person conducted heretofore with respect to a Takeover Proposal (as defined below), and use our best efforts to obtain the return from all such persons or cause the destruction of all copies of confidential information previously provided to such parties by STARLIMS, its subsidiaries or representatives.

We have agreed that we shall not, and we shall direct our Representatives not to, directly or indirectly:

•
solicit, initiate, cause, facilitate or knowingly encourage (including by way of furnishing information) any inquiries or proposals that constitute, or may reasonably be expected to lead to, any Takeover Proposal;

•	participate in any discussions or negotiations with any third party regarding any Takeover Proposal; or

•	enter into any agreement related to any Takeover Proposal.

However, if prior to obtaining the approval of STARLIMS’s shareholders our Board of Directors receives an unsolicited, bona fide written Takeover Proposal in circumstances not involving a breach of the Merger Agreement, the exclusivity agreement we entered into with Abbott Laboratories or any standstill agreement, and our Board of Directors reasonably determines in good faith, after consultation with its outside legal counsel and financial advisor, that such Takeover Proposal constitutes or is reasonably likely to lead to a Superior Proposal (as defined below) and that the failure to take such action would be inconsistent with its fiduciary duties to the STARLIMS’s shareholders under applicable law, then STARLIMS may, at any time prior to obtaining the approval of STARLIMS’s shareholders, but in no event after obtaining the approval of STARLIMS’s shareholders, and after providing Purchaser not less than 24 hours written notice of its intention to take such actions:

•
furnish information with respect to STARLIMS and its subsidiaries to the person making such Takeover Proposal, but only after such person enters into a customary confidentiality agreement with STARLIMS (which confidentiality agreement must be no less favorable to STARLIMS (i.e., no less restrictive with respect to the conduct of such person) than the confidentiality agreement entered into with Abbott Laboratories) with a copy of such confidentiality agreement to be provided by us to the Purchaser within 24 hours of execution; provided that:

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such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with us and may not restrict our company from complying with the applicable provisions of  the Merger Agreement; and

m
STARLIMS must advise Purchaser of all such non-public information delivered to such person concurrently with its delivery to such person and concurrently with its delivery to such person STARLIMS shall deliver to Purchaser all such information not previously provided to it; and

•	participate in discussions and negotiations with such person regarding such Takeover Proposal.

STARLIMS must promptly advise Purchaser, orally and in writing, and in no event later than 24 hours after receipt, if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, STARLIMS in respect of any Takeover Proposal, and shall, in any such notice to Purchaser, indicate the identity of the person making such proposal, offer, inquiry or other contact and the terms and conditions of any proposals or offers or the nature of any inquiries or contacts (and shall include with such notice copies of any written materials received from or on behalf of such person relating to such proposal, offer, inquiry or request), and thereafter shall promptly keep Purchaser fully informed of all developments affecting the status and terms of any such proposals, offers, inquiries or requests (and STARLIMS shall provide Purchaser with copies of any additional written materials received that relate to such proposals, offers, inquiries or requests) and of the status of any such discussions or negotiations.

Except as expressly permitted, neither our Board of Directors nor any committee thereof shall:

•
withdraw or modify, or propose to withdraw or modify, in a manner adverse to Purchaser, the Company Board Recommendation or the approval or declaration of advisability by such Board of Directors of the Merger Agreement and the transactions contemplated thereunder including the Merger; or

•	approve or recommend, or propose to approve or recommend, any Takeover Proposal; or

•
approve or recommend, or propose to approve or recommend, or cause or authorize STARLIMS or any of its subsidiaries to enter into, any letter of intent, agreement in principle, memorandum of understanding, merger, acquisition, purchase or joint venture agreement or other agreement related to any Takeover Proposal other than a permitted confidentiality agreement.

A “Takeover Proposal” means any bona fide proposal or offer from any person or “group” (as defined in Section 13(d) of the Exchange Act), other than Purchaser and its subsidiaries, relating to any (A) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of STARLIMS and its subsidiaries (including securities of subsidiaries) in an amount equal to twenty percent (20%) or more of the aggregate Merger Consideration (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13 under the Exchange Act) of twenty percent (20%) or more of any class of equity securities of STARLIMS, (C) tender offer or exchange offer that if consummated would result in any person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning twenty percent (20%) or more of any class of equity securities of STARLIMS or (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving STARLIMS or any of its subsidiaries, in each case, other than the transactions contemplated by the Merger Agreement.

A “Superior Proposal” means a bona fide written offer, obtained after the date of the Merger Agreement and not in breach of the Merger Agreement or any standstill agreement, to acquire, directly or indirectly, for consideration consisting of cash and/or securities, all of the equity securities of STARLIMS or all or substantially all of the assets of STARLIMS and its subsidiaries on a consolidated basis, made by a third party, which is not subject to a financing contingency, and which is otherwise on terms and conditions which the Board of Directors of STARLIMS determines in its good faith and reasonable judgment (after consultation with outside counsel and a financial advisor of national reputation) to be more favorable to STARLIMS’s shareholders from a financial point of view than the Merger and the other transactions contemplated by the Merger Agreement, taking into account at the time of determination any changes to the terms of this Agreement that as of that time had been proposed by Purchaser in writing and the ability of the person making such proposal to consummate the transactions contemplated by such proposal (based upon, among other things, the availability of financing and the expectation of obtaining required approvals).

 Change of Recommendation Due to Fiduciary Duties

The Board of Directors of our company may withdraw or modify its recommendation with respect to the Merger Proposal, or recommend a Takeover Proposal, if it determines in good faith, after reviewing applicable provisions of applicable laws and after consulting with and receiving advice from outside counsel, that the failure to make such withdrawal, modification or recommendation would constitute a breach by our Board of Directors of its fiduciary duties to STARLIMS’s shareholders under the Israeli Companies Law or other applicable law.

No such adverse recommendation may be made in response to a Superior Proposal until after the third business day following Purchaser’s receipt of written notice (unless at the time such notice is otherwise required to be given there are less than three business days prior to the STARLIMS Shareholders’ Meeting, in which case STARLIMS shall provide as much notice as is reasonably practicable) from STARLIMS advising Purchaser that the Board of Directors of STARLIMS intends to make such an adverse recommendation and specifying the terms and conditions of such Superior Proposal.

Any amendment to the financial terms or other material terms of such Superior Proposal will require a new notice to the Purchaser and a new three business day period, unless at the time such notice is otherwise required to be given there are less than three business days prior to the STARLIMS Shareholders’ Meeting, in which event STARLIMS shall provide as much notice as is reasonably practicable.

In determining whether to make an adverse recommendation in response to a Superior Proposal, our  Board of Directors shall take into account any changes to the terms of the Merger Agreement proposed by Purchaser in response to an adverse recommendation notice or otherwise in determining whether such third party Takeover Proposal still constitutes a Superior Proposal.

Termination of the Merger Agreement

STARLIMS and Purchaser may agree to terminate the Merger Agreement without completing the Merger at any time by mutual written consent of STARLIMS and the Purchaser duly authorized by each of their respective boards of directors. The Merger Agreement may also be terminated in certain other circumstances, including:

•	by either STARLIMS or Purchaser, if:

m
the Merger is not consummated by September 14, 2010 (the “Termination Date”), if the terminating party’s failure to perform its obligations under the Merger Agreement did not cause the failure to close;

m	at the STARLIMS Shareholders’ Meeting or at any adjournment or postponement thereof, our shareholders after voting did not approve the Merger; or

m
any legal restraint that prohibits the consummation of the Merger shall be in effect and shall have become final and non-appealable, provided that the terminating party shall have used its reasonable best efforts to remove such restraint and that its failure to perform its obligations under the Merger Agreement is not the primary cause of such restraint;

•	by STARLIMS, if:

m
Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement (or if any of the representations or warranties of Purchaser set forth in the Merger Agreement shall fail to be true), which breach or failure would (if it occurred or was continuing as of the closing date) give rise to the failure of a condition precedent to closing and  is incapable of being cured, or is not cured, by Purchaser within fifteen calendar days following receipt of written notice from STARLIMS of such breach or failure.

•	by Purchaser, if:

m
STARLIMS breaches or fails to perform any of its representations, warranties, covenants or other agreements in the Merger Agreement which breach or failure (i) would (if it occurred or was continuing as of the date of the closing of the merger) give rise to the failure to fulfill a condition precedent to closing and (ii) can not be cured or has not been cured within 15 calendar days after receipt of written notice of such breach or failure; or

m
if any legal restraint is caused by any action, investigation, proceeding, or litigation instituted, commenced, pending or to the knowledge of STARLIMS threatened by any governmental authority shall be in effect and shall have become final and nonappealable; or

m
the Board of Directors of STARLIMS or any committee thereof  (i) changes or withdraws its recommendation that our shareholders approve the Merger, (ii) does not reject a Takeover Proposal within three business days of the making thereof (including, for these purposes, by taking no position with respect to the acceptance by STARLIMS’s shareholders of a tender offer or exchange offer, which shall constitute a failure to reject such Takeover Proposal), or (iii) fails to publicly reconfirm its recommendation within three business days after receipt of a written request from Purchaser that it do so if such request is made following the making by any person of a Takeover Proposal; or

m	there shall have occurred any events or changes that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect.

Termination Fees and Expenses

Expenses

Generally, subject to certain exceptions set forth in the Merger Agreement and the expense reimbursement provisions described below, STARLIMS, on the one hand, and the Purchaser and Merger Sub, on the other hand, will pay their own fees, costs and expenses incurred in connection with the Merger Agreement and the actions contemplated thereby.

Termination Fee Payable by STARLIMS

We have agreed to pay Purchaser a termination fee in the amount of $3,543,747 less any amounts actually paid to Purchaser for the reimbursement of its expenses, in the event that:

•
STARLIMS receives a Takeover Proposal or a Takeover Proposal shall have been made directly to its shareholders generally or any person shall have publicly announced an intention (whether or not conditional or withdrawn) to make a Takeover Proposal, and thereafter, the Merger Agreement is terminated by STARLIMS or Purchaser because the Merger was not consummated on or before the September 14, 2010, or the Termination Date, (but only if a vote to obtain the STARLIMS Shareholder Approval has not been held) and STARLIMS enters into a definitive agreement with respect to, or consummates, a transaction contemplated by any Takeover Proposal within 12 months of the date the Merger Agreement is terminated;

•
STARLIMS receives a Takeover Proposal or a Takeover Proposal shall have been made directly to its shareholders generally or any person shall have publicly announced an intention (whether or not conditional or withdrawn) to make a Takeover Proposal, and thereafter the Merger Agreement is terminated by STARLIMS or Purchaser if STARLIMS shareholder approval is not obtained, and STARLIMS enters into a definitive agreement with respect to, or consummates, a transaction contemplated by any Takeover Proposal within 12 months of the date the Merger Agreement is terminated;

•
STARLIMS receives a Takeover Proposal or a Takeover Proposal shall have been made directly to its shareholders generally or any person shall have publicly announced an intention (whether or not conditional or withdrawn) to make a Takeover Proposal, the Merger Agreement is terminated by Purchaser because STARLIMS has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements in the Merger Agreement that would give rise to the failure of a closing condition and such breach or failure cannot be or has not been cured within 15 calendar days after receipt of written notice thereof and STARLIMS enters into a definitive agreement with respect to, or consummates, a transaction contemplated by any Takeover Proposal within 12 months of the date the Merger Agreement is terminated; or

•
STARLIMS’s board of directors approves or recommends any Takeover Proposal or STARLIMS’s board of directors or any committee thereof (a) shall not have rejected any Takeover Proposal within three business days of the making thereof (including, for these purposes, by taking no position with respect to the acceptance by STARLIMS’s shareholders of a tender offer or exchange offer, which shall constitute a failure to reject such Takeover Proposal) or (b) shall have failed to publicly reconfirm its recommendation that STARLIMS’s shareholders adopt the Merger Agreement within three business days after receipt of a written request from Purchaser that it do so if such request is made following the making by any person of a Takeover Proposal.

In the event that STARLIMS receives a Takeover Proposal or a Takeover Proposal shall have been made directly to its shareholders generally or any person shall have publicly announced an intention (whether or not conditional or withdrawn) to make a Takeover Proposal, and thereafter this Agreement is terminated by STARLIMS or Purchaser pursuant to the terms of the Merger Agreement and no Termination Fee is immediately payable in respect thereof by STARLIMS, then in each such case STARLIMS shall pay to Purchaser all of the Expenses of Purchaser and Merger Sub. “Expenses” are defined as all out-of-pocket fees and reasonably documented expenses (including all fees and reasonably documented expenses of counsel, accountants, financial advisors and investment bankers to Purchaser and its Affiliates), up to $2,500,000 in the aggregate, incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the filing of any required notices under applicable antitrust laws or other regulations and all other matters related to the Merger and the other transactions contemplated by the Merger Agreement.

Any payment required to be made under the foregoing termination provisions shall be made to Purchaser promptly following the earlier of the execution of a definitive agreement with respect to, or the consummation of, any transaction contemplated by a Takeover Proposal and in any event not later than two business days after delivery to STARLIMS of notice of demand for payment; and, in circumstances in which Expenses are payable, such payment shall be made to Purchaser not later than five business days after delivery to STARLIMS of an itemization setting forth in reasonable detail all Expenses of Purchaser and Merger Sub.  All such payments shall be made by wire transfer of immediately available funds to an account to be designated by Purchaser.

In the event STARLIMS shall fail to pay the required Termination Fee and/or Expenses when due, such fee and/or Expenses, as the case may be, shall accrue interest for the period commencing on the date such fee and/or Expenses, as the case may be, became past due, at a rate equal to the rate of interest publicly announced by Citibank, in the City of New York from time to time during such period, as such bank’s Prime Lending Rate.  In addition, STARLIMS would also have to pay Purchaser all of Purchaser’s costs and expenses (including attorneys’ fees) in connection with efforts to collect such fee and/or Expenses, as the case may be.

Specific Performance

Purchaser, Merger Sub, and STARLIMS have agreed that irreparable damage would occur in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached.  All parties to the Merger Agreement are entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in the Chancery Court of the State of Delaware or any federal court sitting in the State of Delaware or, to the extent that either the Chancery Court of the State of Delaware or any federal court sitting in the State of Delaware does not have jurisdiction, in the Superior Court of the State of Delaware, this being in addition to any other remedy to which Purchaser, Merger Sub, and STARLIMS are entitled at law or in equity.

Indemnification and Insurance

Purchaser has agreed that from and after the Effective Time and until seven years from the Effective Time, it shall cause, unless otherwise required by law, the articles of association, certificate of incorporation and by-laws (as applicable) and comparable organizational documents of the Surviving Corporation and each of its subsidiaries to contain provisions no less favorable to the current or former directors and officers of STARLIMS and any of its subsidiaries, or the Indemnitees, with respect to exculpation, limitation of liabilities and insurance and indemnification of directors and officers than are in force as of the Effective Time in STARLIMS organizational documents and comparable organizational documents of the relevant subsidiaries, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights of the Indemnitees. The Surviving Corporation shall indemnify the Indemnitees with respect to all acts or omissions by them in their capacities as officers and directors at any time prior to the Effective Time, to the fullest extent permitted by applicable laws and required by any indemnification agreement between STARLIMS and any such director or officer as in effect as of the Effective Time.

Purchaser has also agreed to use its reasonable best efforts to cause the individuals serving as officers and directors of STARLIMS immediately prior to the Effective Time, who are then covered by the directors’ and officers’ liability insurance policy currently maintained by STARLIMS, to be covered for a period of seven years from the Effective Time by such policy, provided that Purchaser may substitute policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous to the Indemnitees in any material respect than such policy, with respect to acts or omissions occurring prior to and at the Effective Time that were committed by such officers and directors in their capacity as officers and directors. In no event shall Purchaser be required to expend for any year of coverage more than two hundred and fifty percent (250%) of the amount currently expended by STARLIMS per year of coverage as of the date of the Merger Agreement, or the Maximum Amount, to maintain or procure such  insurance coverage. If notwithstanding the use of reasonable best efforts to do so, Purchaser is unable to maintain or obtain such  insurance, it shall obtain as much comparable insurance as available for the Maximum Amount.

STARLIMS may, with the prior written consent of Purchaser, prior to the Effective Time purchase a “tail policy” with respect to acts or omissions occurring prior to the Effective Time committed by its officers and directors in their capacity as such; provided, that in no event shall the cost of such policy exceed the Maximum Amount. If such a “tail policy” is purchased, Purchaser shall have no further obligations to maintain directors’ and officers’ liability insurance for the Indemnitees.

Amendment, Extension and Waiver

The parties may amend the Merger Agreement at any time prior to the Effective Time by a written instrument duly executed on behalf of each party to the Merger Agreement, except that after our shareholders have approved the Merger Agreement, any amendment that by law or the rules of any stock exchange requires further approval by our shareholders, the Merger Agreement may not be amended, supplemented or modified without such approval having been obtained.

At any time before the consummation of the Merger, each of the parties to the Merger Agreement may, by written instrument:

•	extend the time for the performance of any of the obligations or other acts of the other parties;

•	waive any inaccuracies in the representations and warranties of the other parties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement; or

•	waive compliance with any of the agreements or conditions contained in the Merger Agreement.

The failure of either party to the Merger Agreement to assert any of its rights under the Merger Agreement will not constitute a waiver of such rights.

Voting and Support Agreements

Certain of our executive officers and directors, who are also among our largest shareholders, Itschak  Friedman, Chaim Friedman and Eyal Guterman, and Sivanir Ltd., an Israeli company jointly owned by Messrs. Chaim Friedman and Eyal Guterman, have agreed to vote their 2,496,778 ordinary shares (representing approximately 29.6% of our outstanding ordinary shares as of the record date) in support of the approval and adoption of the Merger Agreement, the Merger and the other actions contemplated thereby at our shareholders’ meeting. For more information regarding our major shareholders, please see “Beneficial Ownership of STARLIMS Shares” beginning on page 52.

A form of the Voting and Support Agreement entered into by such shareholders is attached to this Proxy Statement as Appendix C. We urge you to read it carefully in its entirety.

MARKET PRICE INFORMATION

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:  Share prices on the Tel-Aviv Stock Exchange set forth below in U.S. dollars reflect the translation from New Israeli Shekels into U.S. dollars based on the rate of exchange published by the Bank of Israel on the dates in question.

	NASDAQ Global Market		Tel Aviv Stock Exchange
Year	High	Low	High	Low
2005	-	-	$10.36	$3.52
2006	-	-	$10.94	$7.35
2007*	$13.78	$10.60	$14.20	$10.03
2008	$10.99	$3.15	$10.74	$3.29
2009	$14.13	$3.72	$13.91	$3.88
____________
*  Prices of our ordinary shares on the NASDAQ Global Market for 2007 are from May 21, 2007, the date they started trading on such market.

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low
2008
First Quarter	$10.99	$6.25	$10.74	$6.15
Second Quarter	$8.39	$6.52	$8.26	$6.28
Third Quarter	$8.09	$6.02	$7.64	$5.94
Fourth Quarter	$6.77	$3.15	$6.36	$3.29

2009
First Quarter	$5.10	$3.72	$5.15	$3.88
Second Quarter	$7.80	$4.75	$8.11	$5.04
Third Quarter	$9.06	$6.41	$9.23	$6.39
Fourth Quarter	$14.13	$7.35	$13.91	$7.49

Monthly Stock Information

The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low
July 2009	$8.48	$6.41	$8.72	$6.39
August 2009	$9.04	$7.60	$9.23	$7.92
September 2009	$9.06	$8.00	$9.17	$7.53
October 2009	$9.66	$8.20	$10.07	$8.09
November 2009	$10.07	$7.35	$10.43	$7.49
December 2009	$14.13	$9.08	$13.91	$9.13

On January 15, 2010, the most recent practicable date before this Proxy Statement was printed, the closing price for the STARLIMS Shares on the NASDAQ Global Market was $13.92 per share.

SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE STARLIMS SHARES.

BENEFICIAL OWNERSHIP OF ORDINARY SHARES BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of December 31, 2009 (unless otherwise indicated below) regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our ordinary shares, (ii) each of our directors, and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Itschak Friedman	1,540,256	(3)	18.25%
Harel Insurance Investments and Financial Services Ltd.	852,353	(4)	10.10%
Dinu Toiba	750,000	(3)	8.89%
Chaim Friedman	576,670	(3)(5)	6.83%
Gagnon Securities LLC	572,019	(6)	6.78%
Clal Insurance Enterprises Holdings Ltd.	559,756	(7)	6.63%
Eyal Guterman	379,852	(5)	4.50%
Martin Bandel	--		--
Dov Kleiman	--		--
Eliane Markowitz	406		*
Ron Sandak	--		--
Itzchak Zilberberg	1,165		*
All directors and executive officers as a group (12 persons)	3,383,319	(8)	40.10%
*  Less than 1%.

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 8,437,492 ordinary shares issued and outstanding as of December 31, 2009 (excluding 1,581,677 ordinary shares held as treasury stock).
(3)
Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman are parties to a voting agreement dated October 31, 1993, as amended on December 21, 2005, with respect to the ordinary shares owned by them. The voting agreement also grants the parties a right of first refusal to purchase the ordinary shares of STARLIMS held by each of them. Mr. Toiba asked that the voting agreement be terminated in connection with the Merger, which request was denied by Messrs. Itschak Friedman and Chaim Friedman. Accordingly, each of Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman may be deemed to have shared voting power of an aggregate 2,834,575 ordinary shares beneficially owned by them, which constitute approximately 33.59% of the issued and outstanding ordinary shares of STARLIMS. Each of Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman disclaims beneficial ownership of the ordinary shares that are not directly held by them or entities controlled by them.

(4)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the Securities and Exchange Commission on May 5, 2008. Under the Schedule 13G, Harel Insurance Investments and Financial Services Ltd. disclaims beneficial ownership of 810,596 of the ordinary shares.

(5)	Includes half of the 64,703 ordinary shares held by Sivanir Ltd., an Israeli company jointly owned by Messrs. Chaim Friedman and Eyal Guterman.
(6)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on February 18, 2009.  Based on the Schedule 13G/A, Gagnon Securities LLC is a registered investment adviser and furnishes investment advice to several funds, and Mr. Neil Gagnon is the managing member and the principal owner of Gagnon Securities LLC.  Additionally, Mr. Gagnon beneficially owns certain securities over which he has sole voting power and sole dispositive power and certain securities over which he shares dispositive power with certain persons but has no voting power.  Such securities are included in the table.  Each of Mr. Neil Gagnon and Gagnon Securities LLC disclaims beneficial ownership of all securities held in such funds’ accounts.

(7)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on February 13, 2009.  Under the Schedule 13G/A, Clal Insurance Enterprises Holdings Ltd., or Clal, and Clal Finance Ltd., a majority-owned subsidiary of Clal, disclaim beneficial ownership of the ordinary shares.  In addition, the Schedule 13G/A states that by reason of the ownership interest of IDB Development Corporation Ltd. and IDB Holding Corporation (“IDB Holding”) in Clal, and by reason of the interests in, and relationships among them, with respect to IDB Holding, of Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat, such entities and persons may each be deemed a beneficial owner of the 559,756 ordinary shares deemed beneficially owned by Clal; however such persons and entities disclaim beneficial ownership of the 559,756 ordinary shares beneficially owned by Clal.

(8)	Includes 120,000 ordinary shares underlying currently exercisable stock options.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For further information concerning the SEC’s public reference room, you may call the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov.

The SEC reports set forth below, as well as reports we file with or submit to the SEC after the date of this Proxy Statement, contain important information about STARLIMS and its financial condition, and are hereby incorporated by reference into this Proxy Statement:

-	Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed on March 25, 2009; and

-
Reports of Foreign Issuer on Form 6-K submitted on March 25, 2009, April 14, 2009, April 16, 2009, May 14, 2009, May 18, 2009, May 28, 2009,  June 2, 2009, June 29, 2009, July 9, 2009, August 18, 2009, August 18, 2009 (Form 6-K/A), August 24, 2009, August 27, 2009, September 21, 2009, October 2, 2009, October 13, 2009, November 17, 2009, December 7, 2009 and December 14,  2009.

Our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 contains a detailed description of our business and sets forth certain risk factors relevant in connection with the purchase or retention of our ordinary shares.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION DIFFERENT FROM THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. THIS PROXY STATEMENT IS DATED JANUARY 15, 2010. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY LATER DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS SHALL NOT CREATE ANY IMPLICATION TO THE CONTRARY.

OTHER MATTERS

No other business will be transacted at the Meeting.

By order of the Board of Directors,

/s/ Itschak Friedman
Itschak Friedman
Chairman of the Board of Directors
and Chief Executive Officer

Tel Aviv, Israel
January 15, 2010

APPENDIX A

The Merger Agreement has been included to provide shareholders with information regarding its terms. It is not intended to provide any other factual information about STARLIMS. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of such agreement and as of the specific dates therein, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing those matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to shareholders. Shareholders are not third party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of STARLIMS, Purchaser or Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in STARLIMS’s public disclosures.

Appendix A

AGREEMENT AND PLAN OF MERGER

Dated as of December 14, 2009

by and among

ABBOTT INVESTMENTS LUXEMBOURG SARL,

SCORPIO DESIGNATED CORPORATION LTD.

and

STARLIMS TECHNOLOGIES LTD.

AGREEMENT AND PLAN OF MERGER

                    This AGREEMENT AND PLAN OF MERGER, dated as of December 14, 2009 (this “Agreement”), is by and among Abbott Investments Luxembourg Sarl, a company organized under the laws of Luxembourg (“Parent”), Scorpio Designated Corporation Ltd., an Israeli corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Starlims Technologies Ltd., an Israeli corporation (the “Company”). Certain terms used in this Agreement are used as defined in Section 8.11.

                   WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with Sections 314-327 of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”), Parent, Merger Sub and the Company intend to effect the merger of Merger Sub with and into the Company, pursuant to which Merger Sub shall cease to exist and the Company shall become a wholly-owned subsidiary of Parent;

                   WHEREAS, the Board of Directors of Parent has approved the transactions contemplated by this Agreement;

                   WHEREAS, the respective Boards of Directors of the Company and Merger Sub have approved and declared advisable and in the best interests of the Company and its shareholders this Agreement and the merger of Merger Sub with and into the Company (the “Merger”), on the terms and subject to the conditions provided for in this Agreement; and

                   WHEREAS, in order to induce Parent and Merger Sub to enter into the Merger Agreement, the Company asked certain of its shareholders to undertake to, among other things, vote to adopt this Agreement and to take certain other actions in furtherance of the Merger (collectively, the “Voting and Support Agreements”), in each case upon the terms and subject to the conditions set forth therein which Voting and Support Agreements have been executed simultaneously with the execution of this Agreement.

                   NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

The Merger

                    SECTION 1.1.     The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and the applicable provisions of the Israeli Companies Law, at the Effective Time Merger Sub shall be merged with and into the Company in accordance with Section 323 of the Israeli Companies Law, and the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”).

                    SECTION 1.2.     Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (New York City time) on a date to be specified by the parties (the “Closing Date”), which date shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, unless another time, date or place is agreed to in writing by the parties hereto.

                    SECTION 1.3.     Effective Time. Subject to the provisions of this Agreement, as soon as practicable after satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), Merger Sub shall, in coordination with the Company, deliver (and Parent shall cause Merger Sub to deliver) to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice informing the Companies Registrar of the Merger and the proposed date of the Closing and requesting the Companies Registrar to issue a certificate evidencing the completion of the Merger in accordance with Section 323(5) of the Israeli Companies Law (the “Certificate of Merger”) after notice that the Closing has occurred. The Merger shall become effective upon the issuance by the Companies Registrar, after the Closing, of the Certificate of Merger in accordance with Section 323(5) of the Israeli Companies Law (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

                    SECTION 1.4.     Effects of the Merger. The Merger shall have the effects set forth in the Israeli Companies Law and this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation and all the rights, privileges, immunities, powers and franchises of the Surviving Corporation shall continue unaffected by the Merger in accordance with the Israeli Companies Law.

                    SECTION 1.5.     Articles of Association and Memorandum of Association of the Surviving Corporation.

                    (a)     The articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the articles of association of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

                    (b)     The memorandum of association of the Company, as in effect immediately prior to the Effective Time, shall be the memorandum of association of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

                    SECTION 1.6.     Directors and Officers of the Surviving Corporation.

                    (a)     Each of the parties hereto shall take all necessary action to cause the directors of Merger Sub immediately prior to the Effective Time to be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the articles of association of the Surviving Corporation.

                    (b)     The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the articles of association of the Surviving Corporation.

ARTICLE II

Effect of the Merger on the Capital Stock of the Constituent Corporations; Exchange of Certificates; Company Stock Options

                    SECTION 2.1.     Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any ordinary shares, par value NIS 1 per share, of the Company (“Company Ordinary Shares”) or any shares of Merger Sub:

                    (a)     Share Capital of Merger Sub. Each issued and outstanding share of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable ordinary share of the Surviving Corporation. From and after the Effective Time, all certificates representing the shares of Merger Sub shall be deemed for all purposes to represent the number of shares of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

                    (b)     Treasury Shares and Parent-Owned Shares. Any Company Ordinary Shares that are owned by any direct or indirect wholly-owned subsidiary of the Company and any Company Ordinary Shares owned by Parent or Merger Sub, shall remain outstanding and no consideration shall be delivered in exchange therefor; and any Company Ordinary Shares that are owned by the Company as treasury shares shall not be cancelled and no consideration shall be delivered in exchange therefor.

                    (c)     Conversion of Company Ordinary Shares. Each issued and outstanding Company Ordinary Share (other than shares to remain outstanding in accordance with Section 2.1(b)) shall be converted into the right to receive from Parent $14.00 in cash, without interest (the “Merger Consideration”). As of the Effective Time, each holder of a certificate (or evidence of shares in book-entry form) which immediately prior to the Effective Time represented any such Company Ordinary Shares (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.2(b), without interest.

                    SECTION 2.2.     Exchange of Certificates.

                    (a)     Paying Agent. Prior to the Effective Time, Parent shall designate Deutsche Bank to act as agent for the holders of Company Ordinary Shares in connection with the Merger (the “Paying Agent”) to receive, for the benefit of holders of Company Ordinary Shares, the aggregate Merger Consideration to which holders of Company Ordinary Shares shall become entitled pursuant to Section 2.1(c). Parent shall deposit such aggregate Merger Consideration with the Paying Agent immediately following the issuance of the Certificate of Merger by the Companies Registrar. Pending its disbursement to such holders, the Paying Agent shall invest the Merger Consideration as directed by the Parent or, after the Effective Time, the Surviving Corporation; provided that, (i) no such investment shall relieve Parent or the Paying Agent from making the payments required by this Article II, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement, and (iii) such investments shall be in short-term obligations of the United States of America with maturities of no more than thirty days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or an AAA-rated money-market fund. Any net profit resulting from, or interest or income produced by, such amounts on deposit with the Paying Agent shall be payable to Parent or as Parent otherwise directs.

                    (b)     Payment Procedures. Within five days after the Effective Time, Parent and the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a Certificate (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and which shall be in such form and shall have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for payment of the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions (and such other customary documents as may reasonably be required by the Paying Agent), the holder of such Certificate shall be promptly paid in exchange therefor the Merger Consideration without interest, for each Company Ordinary Share formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be cancelled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered or whose name appears on the records of a nominee company (Chevra Le’Rishumim) in accordance with such duly completed and validly executed letter of transmittal, it shall be a condition of payment that (x) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and reasonably satisfactory to Parent and (y) the Person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II, without interest.

                    (c)     Transfer Books; No Further Ownership Rights in Company Stock. The Merger Consideration paid in respect of Company Ordinary Shares upon the surrender for exchange of Certificates in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to Company Ordinary Shares previously represented by such Certificates, and at the Effective Time, the stock transfer books and shareholder register of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books and shareholder register of the Surviving Corporation of the Company Ordinary Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates that evidenced ownership of Company Ordinary Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Ordinary Shares, except as otherwise provided for herein or by applicable Law. Subject to the last sentence of Section 2.2(e), if, at any time after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article II.

                    (d)     Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the Company Ordinary Shares formerly represented by such Certificate, as contemplated by this Article II.

                    (e)     Termination of Fund. At any time following 12 months after the Closing Date, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) that had been made available to the Paying Agent and which have not been disbursed to holders of Certificates, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any Merger Consideration that may be payable upon surrender of any Certificates held by such holders, as determined pursuant to this Agreement, without any interest thereon. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

                    (f)     No Liability. Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Corporation or the Paying Agent shall be liable to any Person for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

                    (g)     Withholding Taxes. Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration and from payments made pursuant to Section 2.3 such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”), the Israeli Income Tax Ordinance [New Version], 1961, as amended, and the rules and regulations promulgated thereunder (the “Ordinance”) or under any provision of state, local, Israeli or foreign Tax Law; provided, however, that in the event any holder of record of Company Ordinary Shares provides Parent with a valid withholding certificate issued by the applicable Governmental Authority regarding the withholding (or exemption from withholding) of Israeli Tax from the Merger Consideration to Parent’s full satisfaction, at least five business days prior to the Closing Date, then the deduction and withholding of any amounts under the Ordinance or any other provision of Israeli Law or requirement, if any, from the Merger Consideration payable to such holder of record of Company Ordinary Shares shall be made only in accordance with the provisions of such withholding certificate. To the extent amounts are so withheld and paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

                    SECTION 2.3.     Company Stock Options and Restricted Stock Units.

                    (a)     Options. Prior to the Effective Time, the Company shall take all actions necessary to provide that each option to acquire Company Ordinary Shares outstanding immediately prior to the Effective Time (whether or not then vested or exercisable) (each, an “Option”) shall be cancelled, terminated and converted at the Effective Time into the right to receive a cash amount equal to the Option Consideration for each Company Ordinary Share then subject to the Option unless otherwise agreed to by the parties hereto. For purposes of this Agreement, “Option Consideration” means, with respect to each Company Ordinary Share subject to an Option, an amount equal to (i) the Merger Consideration less (ii) the exercise price payable in respect of such Company Ordinary Share subject to such Option.

                    (b)     Restricted Stock Units. Prior to the Effective Time, the Company shall take all actions necessary to provide that each restricted stock unit in respect of shares of Company Ordinary Shares outstanding immediately prior to the Effective Time (whether or not vested) (each, an “RSU”) shall be cancelled, terminated and converted at the Effective Time into the right to receive a cash amount equal to the Merger Consideration the holder would have been entitled to receive had such RSU been vested in full and settled immediately before the Effective Time (the “RSU Consideration”) unless otherwise agreed to by the parties hereto.

                    (c)     Payment. Subject to Section 2.2(g), Parent shall pay or cause to be paid the Option Consideration and RSU Consideration on or as soon as practicable after the Closing Date (but no later than five business days after the Closing Date). Notwithstanding the foregoing, Parent and the Surviving Corporation shall be entitled to deduct and withhold from the Option Consideration and the RSU Consideration otherwise payable such amounts as may be required to be deducted and withheld with respect to the making of such payments under the Code, the Ordinance, or any provision of state, local, Israeli or other foreign Tax Law. To the extent amounts are so withheld and paid over to the appropriate taxing authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

                    (d)     Option Consideration. As promptly as practicable following the Effective Time, Parent shall transfer, or cause to be transferred, to the account designated by the plan administrator, under the applicable stock option plan of the Company, the portion of the Option Consideration that holders of Options (other than Company 102 Securities) are entitled to receive pursuant to Section 2.3(a). As soon as reasonably practicable thereafter, the applicable plan administrator, in coordination with the Surviving Corporation, shall pay to each holder of Options (other than holders of Company 102 Securities) the amounts contemplated by Section 2.3(a), less applicable deductions and withholding at the time of payment. All payments with respect to Company 102 Securities, as set forth on a schedule to be mutually agreed upon by the Parent and the Company on or prior to the Closing Date (the “Option Schedule”), shall be delivered, or cause to be delivered, by Parent to the 102 Trustee, as soon as practicable after the Effective Time, to be held and distributed pursuant to the agreement with the 102 Trustee and applicable Laws (including the provisions of Section 102 of the Ordinance and the regulations and rules promulgated thereunder). The 102 Trustee shall comply with any applicable Israeli Tax withholding requirements with respect to the payment in respect to Company 102 Securities and with such procedures as may be required by the Israeli Options Tax Ruling, if obtained.

                    (e)     Company Stock Plans. Prior to the Effective Time, the Company shall make any amendments to the terms of the Company Stock Plans and related award agreements, and obtain any consents from holders of Options and RSUs that, in each case, are reasonably requested by Parent to give effect to the transactions contemplated by this Section 2.3 without liability and, notwithstanding anything to the contrary, payment may be withheld in respect of any Option and RSU until any necessary consents are obtained. Without limiting the foregoing, the Company shall take all actions necessary to ensure that the Company will not at the Effective Time be bound by any options, stock appreciation rights, restricted stock units, phantom equity awards, warrants or other rights or agreements which would entitle any Person, other than Parent and its Subsidiaries, to own any share capital of the Surviving Corporation or to receive any payment in respect thereof. Prior to the Effective Time, the Company shall take all actions necessary to terminate all of its Company Stock Plans, such termination to be effective at or before the Effective Time. For purposes of this Agreement, “Company Stock Plans” shall mean the following plans of the Company: L.I.M.S. Laboratory Information and Management Systems Ltd. 2001 Option Plan, L.I.M.S. Laboratory Information and Management Systems Ltd. 2005 Option Plan, LIMS Laboratory Information Management Systems Ltd. Option Plan for Employees (also known as the 2006 Option Plan) and Starlims Technologies Ltd. 2007 Restricted Stock Unit Plan.

                    (f)     No Liability. Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Corporation or the Paying Agent shall be liable to any Person for Option Consideration or RSU Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

                    SECTION 2.4.     Adjustments. Notwithstanding any provision of this Article II to the contrary (but without in any way limiting the covenants in Section 5.2 hereof), if between the date of this Agreement and the Effective Time the outstanding Company Ordinary Shares shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, the Merger Consideration shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction.

ARTICLE III

Representations and Warranties of the Company

                   The Company represents and warrants to Parent and Merger Sub that except as set forth in the disclosure schedule (with specific reference to the Section or subsection of this Agreement to which the information stated in such disclosure relates) delivered by the Company to Parent simultaneously with the execution of this Agreement (the “Company Disclosure Schedule”):

                    SECTION 3.1.     Organization, Standing and Corporate Power.

                   (a)     Each of the Company and its Subsidiaries is a corporation or other organization duly organized, validly existing and in good standing (to the extent such status is recognized in such jurisdictions) under the Laws of the jurisdiction in which it is incorporated or organized, as the case may be, and has all requisite power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is currently being conducted and as currently proposed to be conducted. Each of the Company and its Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect (as defined below) on the Company (“Company Material Adverse Effect”). For purposes of this Agreement, “Material Adverse Effect” shall mean, with respect to any party, any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate, has had or would reasonably be likely to have a materially adverse effect on (y) the business, properties, assets, liabilities (contingent or otherwise), prospects, results of operations or condition (financial or otherwise) of such party and its Subsidiaries taken as a whole, other than any effect, change, event, occurrence or state of facts arising from or relating to (i) changes in general economic or political conditions or financial credit or securities markets in general in any country or region in which any of the Company or its Subsidiaries conducts a material portion of their business, except to the extent such changes affect the Company and its Subsidiaries in a disproportionate manner as compared to other companies operating in any such country or region in industries in which the Company or its Subsidiaries operate or do business, (ii) any event, circumstance, change or effect that affects the industries in which the Company or its Subsidiaries operate, except to the extent such event, circumstance, change or effects affect the Company and its Subsidiaries in a disproportionate manner as compared to other participants in the industry, (iii) any change in accounting requirements or principles (including GAAP) or any change in applicable Laws, rules or regulations or the interpretation thereof, (iv) any “act of God” including natural disasters and earthquakes, acts of war, sabotage, armed hostilities, terrorism or military actions, or escalation or material worsening thereof, that cause any damage or destruction to, or render physically unusable, any facility or property of the Company or any of its Subsidiaries or otherwise disrupt the business or operations of the Company or any of its material Subsidiaries, (v) the announcement of this Agreement and the Transactions solely as a result of disclosing Parent’s identity as the acquirer, (vi) any decline in the market price or decrease or increase in the trading volume of Company Ordinary Shares after the date of this Agreement, and (vii) any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable Laws relating to this Agreement, the Merger or the other Transactions, or the approval thereof, provided, that the exceptions in clauses (vi) and (vii) shall not prevent or otherwise affect a determination that the underlying cause of any such decline or failure is a Material Adverse Effect, or (z) such party’s ability to, in a timely manner, perform its obligations under this Agreement or consummate the Transactions.

                    (b)     Section 3.1(b) of the Company Disclosure Schedule lists all Subsidiaries of the Company together with the jurisdiction of incorporation or organization of each such Subsidiary. All the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company have been duly authorized and validly issued and are fully paid and nonassessable and are owned, directly or indirectly, by the Company free and clear of all liens, pledges, charges, mortgages, encumbrances, adverse rights or claims and security interests of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same) (collectively, “Liens”). Except as set forth in Section 3.1(b) of the Company Disclosure Schedule, the Company does not own, directly or indirectly, any capital stock, voting securities or equity interests in any Person.

                    (c)     The Company has delivered to Parent correct and complete copies of its memorandum and articles of association (or comparable organizational documents) (the “Company Charter Documents”) and correct and complete copies of the certificates of incorporation and by-laws (or comparable organizational documents) of each of its Subsidiaries (the “Subsidiary Documents”), in each case as amended to the date of this Agreement. All such Company Charter Documents and Subsidiary Documents are in full force and effect and neither the Company nor any of its Subsidiaries is in violation of any of their respective provisions. The Company has made available to Parent and its representatives correct and complete copies of the minutes (or, in the case of minutes that have not yet been finalized, drafts thereof) of all meetings of shareholders, the Board of Directors and each committee of the Board of Directors of the Company held since January 1, 2007 and each of its Subsidiaries held since January 1, 2007.

                     SECTION 3.2.     Capitalization.

                    (a)     The authorized share capital of the Company is NIS 15,000,000 divided into 15,000,000 ordinary shares, with a par value of NIS 1 per share. At the close of business on the date hereof, (i) 8,437,492 Company Ordinary Shares were issued and outstanding, (ii) 1,581,677 Company Ordinary Shares were held by the Company in its treasury and (iii) 680,500 Company Ordinary Shares were reserved for issuance under the Company Stock Plans (of which 355,300 Company Ordinary Shares were subject to outstanding Options and RSUs granted under the Company Stock Plans). All outstanding Company Ordinary Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Section 3.2(a) of the Company Disclosure Schedule sets forth a correct and complete list, as of the date hereof, of all outstanding Options, RSUs, or other rights to purchase or receive Company Ordinary Shares (or other equity interests) granted under the Company Stock Plans or otherwise, and, for each such Option, RSU, or other right, to the extent applicable, the number of Company Ordinary Shares subject thereto, the terms of vesting, the Company Stock Plan pursuant to which it was granted, the grant and expiration dates, the settlement date, and exercise price thereof, the name of the holder thereof, and whether the vesting of such Option shall be subject to any acceleration in connection with the Transactions, and with respect to the Options granted to Israeli taxpayers, whether each such Company Option was granted pursuant to Section 3(i) of the Ordinance, Section 102 of the Ordinance (prior to June 30, 2003) or Section 102 of the Ordinance (on or after June 30, 2003) and the subsection of Section 102 pursuant to which the Option was granted. All Options granted to individuals subject to U.S. Tax Laws have an exercise price equal to no less than the fair market value (determined in accordance with Section 409A of the Code) of the underlying shares of Company Ordinary Shares on the date of grant and no Option has a feature for the deferral of compensation within the meaning of Section 409A of the Code. Since June 29, 2007, the Company has not issued any shares, voting securities or equity interests, or any securities convertible into or exchangeable or exercisable for any shares of its capital stock, voting securities or equity interests, other than pursuant to the outstanding options referred to above in this Section 3.2(a). Except as set forth above in this Section 3.2(a) as of the date of this Agreement there are not and as of the Effective Time there shall not be any shares, voting securities or equity interests of the Company issued and outstanding or any subscriptions, options, restricted stock units, phantom equity awards, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance of any shares, voting securities or equity interests of the Company, including any representing the right to purchase or otherwise receive any Company Ordinary Shares.

                    (b)     None of the Company or any of its Subsidiaries has issued or is bound by any outstanding subscriptions, options, restricted stock units, phantom equity awards, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance or disposition of any shares of capital stock, voting securities or equity interests of any Subsidiary of the Company. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any shares of capital stock, voting securities or equity interests) of the Company or any of its Subsidiaries.

                     SECTION 3.3.     Authority; Noncontravention; Voting Requirements.

                   (a)     The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Company Shareholder Approval, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly authorized and approved by its Board of Directors, and except for obtaining the Company Shareholder Approval for the adoption of this Agreement, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

                     (b)     The Company’s Board of Directors, at a meeting duly called and held, has (i) approved and declared advisable and in the best interests of the Company and its shareholders this Agreement and the Transactions, including the Merger, (ii) resolved to recommend that the shareholders of the Company adopt this Agreement and (iii) made all other affirmative determinations required to be made by it in connection with this Agreement and the Merger under the Israeli Companies Law.

                   (c)     Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Transactions, nor compliance by the Company with any of the terms or provisions hereof, shall (i) conflict with or violate any provision of the Company Charter Documents or any of the Subsidiary Documents or (ii) assuming that the authorizations, consents and approvals referred to in Section 3.4 and the Company Shareholder Approval are obtained and the filings referred to in Section 3.4 are made, (x) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than any such violations that would not be material to the Company and its Subsidiaries taken as a whole or (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, license, lease, contract or other agreement, instrument or obligation (each, a “Contract”) or Permit, to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected except, in the case of clause (y), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

                    (d)     Subject to the provisions of Section 320(c) of the Israeli Companies Law (but only to the extent that Parent, Merger Sub or any person or entity holding twenty-five percent (25%) or more of either the voting rights of the right to appoint directors of Parent or Merger Sub owns Company Ordinary Shares), the affirmative vote of at least a majority of the Company Ordinary Shares present and voting (not including abstainees) at the Company Shareholder Meeting, including the affirmative vote of the “disinterested” shareholders holding at least one-third of the outstanding Company Ordinary Shares present and voting (not including abstainees) at the Company Shareholder Meeting or the total shareholdings of the “disinterested” shareholders who vote against such proposal do not represent more than one percent (1%) of the voting rights in the Company. (the “Company Shareholder Approval”) is the only vote or approval of the holders of any class or series of share capital of the Company or any of its Subsidiaries which is necessary to adopt this Agreement and approve the Transactions.

                     SECTION 3.4.     Governmental Approvals. Except for (i) filings required under, and compliance with other applicable requirements of, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), and the rules of The Nasdaq Stock Market and the Tel-Aviv Stock Exchange, (ii) the filing of the Merger Notice with the Companies Registrar and the issuance of the Certificate of Merger by the Companies Registrar and (iii) to the extent required by applicable Laws, filings required under, and compliance with other applicable requirements of, the HSR Act, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to impair in any material respect the ability of the Company to perform its obligations hereunder, or prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions.

                      SECTION 3.5.     Company SEC Documents; Company Israeli Documents; Undisclosed Liabilities.

                    (a)     The Company has filed and furnished all required reports, schedules, forms, certifications, prospectuses, and registration and other statements with the SEC since May 4, 2007 (collectively and together with all documents filed or furnished on a voluntary basis on Form 6-K, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Company SEC Documents”). None of the Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act. As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), the Company SEC Documents complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates, nor any other communication disseminated by the Company to its securityholders since January 1, 2007 as of their respective dissemination dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Company SEC Documents. None of the Company SEC Documents is the subject of ongoing SEC review or investigation. The Company has timely filed all reports, schedules, forms, statements and other documents required to be filed with the Israeli Securities Authority (the “ISA”) pursuant to the reporting requirements of the Securities Law of 1968 and the regulations promulgated thereunder (the “Company Israeli Documents”). As of their respective effective dates, the Company Israeli Documents complied in all material respects with the requirements of the Israeli Securities Law of 1968 and the regulations promulgated thereunder, and none of the Company Israeli Documents as of their respective effective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

                    (b)     The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of The Nasdaq Stock Market and the Tel Aviv Stock Exchange and with the corporate governance requirements of the Israeli Companies Law. Except as permitted by the Exchange Act, including Section 13(k)(2) and (3) or rules of the SEC, since the Company became an “issuer” (as this term is defined in the Sarbanes-Oxley Act of 2002), neither the Company nor any of its “Affiliates” (as defined in Rule 405 promulgated under the Securities Act) has made, arranged or modified (in any material way) any extension of credit in the form of a personal loan to any executive officer or director of the Company.

                    (c)     The consolidated financial statements of the Company included in the Company SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited quarterly statements, as indicated in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments, none of which has been or will be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole).

                    (d)     The Company has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. The Company’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to the Company’s auditors and the audit committee of the Board of Directors of the Company (x) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. The Company has made available to Parent (i) a summary of any such disclosure made by the Company’s principal executive officer and its principal financial officer to the Company’s auditors and audit committee and (ii) any material communication made by management or the Company’s auditors to the audit committee required or contemplated by applicable listing standards or professional accounting standards. No material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no material concerns from the Company’s employees regarding questionable accounting or auditing matters, have been received by the Company. The principal executive officer and the principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Company SEC Documents, and the statements contained in such certifications are complete and correct. The management of the Company has completed its assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2008, and such assessment concluded that such controls were effective. To the Knowledge of the Company, there are no facts or circumstances that would prevent its chief executive officer and chief financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

                    (e)     The Company is in compliance in all material respects with the provisions of Section 13(b) of the Exchange Act. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries, has, in any material respect, (i) used any corporate or other funds for unlawful contributions, payments, gifts, or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds in violation of Section 30A of the Exchange Act or (ii) accepted or received any unlawful contributions, payments, gifts or expenditures.

                    (f)     Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise, whether known or unknown) whether or not required, if known, to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, except liabilities (i) as and to the extent reflected or reserved against on the consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2009 (the “Balance Sheet Date”) (including the notes thereto) included in the Company SEC Documents filed by the Company and publicly available prior to the date of this Agreement (the “Filed Company SEC Documents”) or (ii) incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

                    (g)     Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or any Company SEC Documents.

                      SECTION 3.6.     Absence of Certain Changes or Events. Since the Balance Sheet Date, there have not been any events, changes, occurrences or state of facts that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Section 3.6 of the Company Disclosure Schedule, since the Balance Sheet Date (a) the Company and its Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business consistent with past practice and (b) neither the Company nor any of its Subsidiaries has taken any action described in Section 5.2 hereof that if taken after the date hereof and prior to the Effective Time without the prior written consent of Parent would violate such provision. Without limiting the foregoing, since the Balance Sheet Date there has not occurred any damage, destruction or loss (whether or not covered by insurance) of any material asset of the Company or any of its Subsidiaries which materially affects the use thereof.

                    SECTION 3.7.     Legal Proceedings. Except as set forth in the Company SEC Documents or in Section 3.7 of the Company Disclosure Schedule, there is no pending or, to the Knowledge of the Company, threatened, legal, administrative, arbitral or other proceeding, claim, suit or action against, or governmental or regulatory investigation of, the Company or any of its Subsidiaries or any officers or directors of the Company or any Subsidiary in their capacities as such, nor is there any injunction, order, judgment, ruling or decree imposed (or, to the Knowledge of the Company, threatened to be imposed) upon the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries or any officers or directors of the Company or any Subsidiary in their capacities as such, by or before any Governmental Authority that would be material to the Company and its Subsidiaries taken as a whole.

                    SECTION 3.8.     Compliance With Laws; Permits. Except as set forth in Section 3.8 of the Company Disclosure Schedule, the Company and its Subsidiaries are, and since January 1, 2007 have been, in compliance in all material respects with all laws (including common law), statutes, ordinances, codes, rules, regulations, decrees and orders of Governmental Authorities in whichever jurisdiction (collectively, “Laws”) applicable to the Company or any of its Subsidiaries, any of their properties or other assets or any of their businesses or operations, including, but not limited to, the United States Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§ 78dd-1, et seq., the Export Administration Regulations, 15 C.F.R. pt. 730 et seq., the antiboycott rules, 15 C.F.R. pt. 760 et seq., the Office of Foreign Assets Control regulations, 31 C.F.R. pt. 500 et seq., the International Traffic in Arms Regulations, 22 C.F.R. pt. 120 et seq, the Health Insurance Portability and Accountability Act of 1996, Public Law 104-191, as implemented through the Department of Health and Human Services regulations, 45 C.F.R. pts. 160, 162, and 164, and the EC Data Protection Directive (95/46/EC) and its implementing Laws. To the Knowledge of the Company, no Person employed or acting at the direction of the Company or any of its Subsidiaries has made or offered or promised, directly or indirectly, any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment, regardless of form, whether in money, property or services, to any Person, private or public, for the purpose of obtaining or retaining business in violation of any Law applicable to the Company or any of its Subsidiaries. All products designed, manufactured, tested, promoted, labeled, and advertised by the Company and each of its Subsidiaries are in material compliance with the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. 301 et seq., including compliance with the requirements for premarket notification or premarket approval, as may be required. Neither the Company nor any of its Subsidiaries have promoted, labeled, advertised, or otherwise intended for any of its products to be used in blood banking establishments in the United States, or to be used to connect to or to transmit data from a medical device that is subject to regulation under the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. 301 et seq. as either a Class II or Class III medical device for which either premarket notification or premarket approval is required. The Company and each of its Subsidiaries hold all licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities, or required by Governmental Authorities to be obtained, in each case necessary for the lawful conduct of their respective businesses (collectively, “Permits”), other than those Permits that are not material to the Company and its Subsidiaries taken as whole. All such Permits are in full force and effect, other than those Permits that are not material to the Company and its Subsidiaries taken as whole. The Company and its Subsidiaries are, and have been, in compliance in all material respects with the terms of all such Permits. Since January 1, 2004, neither the Company nor any of its Subsidiaries has received written notice to the effect that a Governmental Authority (a) claimed or alleged that the Company or any of its Subsidiaries was not in compliance with all Laws and Permits applicable to the Company or any of its Subsidiaries, any of their properties or other assets or any of their businesses or operations or (b) was considering the amendment, termination, revocation or cancellation of any Permit. The consummation of the Merger, in and of itself, shall not cause the revocation or cancellation of any Permit or require notification to or prior approval from Governmental Authority pursuant to any Permit.

                      SECTION 3.9.     Information in Proxy Statement. The Proxy Statement and any other document (or any amendment thereof or supplement thereto) mailed to the shareholders of the Company in connection with the Merger shall not, at the time of the Company Shareholders Meeting and at the date such document is first mailed to shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no representation is made by the Company with respect to statements made therein based on information supplied in writing by Parent or Merger Sub specifically for inclusion in such documents. The Proxy Statement and any documents mailed to the shareholders of the Company or filed with or furnished to the SEC in connection with the Merger shall comply in all material respects with all applicable Laws.

                      SECTION 3.10.     Tax Matters.

                    (a)     Each of the Company and its Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all Tax Returns required to be filed by it, and all such filed Tax Returns are correct and complete in all material respects. All Taxes due with respect to such Tax Returns (whether or not shown thereon) or otherwise required to be paid by the Company or any of its Subsidiaries have been timely paid. No written claim has ever been made by a Tax authority or other Governmental Authority in a jurisdiction where the Company or any Subsidiary does not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction. Neither the Company nor any of its Subsidiaries has or has had any nexus with any jurisdiction where it does not file a Tax Return, which nexus has subjected it to Tax in such jurisdiction.

                    (b)     The most recent financial statements contained in the Filed Company SEC Documents reflect an adequate reserve for all Taxes payable by the Company and its Subsidiaries for all taxable periods and portion thereof through the date of such financial statements. No deficiency with respect to Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries by any Governmental Authority.

                    (c)     All Tax Returns of Starlims Corporation have been examined by and settled with the applicable Governmental Authority (or the applicable statute of limitations has expired) for all years through 2005. All Israeli Tax Returns of the Company have been examined by and settled with the Israeli Tax Authority (the “ITA”) or relevant Governmental Authority (or the applicable statute of limitations has expired) for all years through 2004 (however, according to Section 145 (A)(2), the ITA manager may reopen the 2004 tax report anytime prior to December 31, 2009). All income Tax Returns of all other Subsidiaries have been examined by and settled with the applicable Governmental Authority (or the applicable statute of limitations has expired) through the respective years set forth in Section 3.10(c) of the Company Disclosure Schedule. All assessments for Taxes due with respect to such completed and settled examinations or any concluded litigation have been fully paid. No written deficiencies for Taxes with respect to the Company or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority. The Company has not received notice of any pending or threatened audits, assessments or other actions for or relating to any liability in respect of Taxes of the Company or any of its Subsidiaries. There are no matters under discussion with any Governmental Authority, or to the Knowledge of the Company or any of its Subsidiaries, with respect to Taxes that are likely to result in an additional liability for Taxes with respect to the Company or any of its Subsidiaries.

                    (d)     Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code.

                    (e)     No audit or other administrative or court proceedings are pending with any Governmental Authority with respect to Taxes of the Company or any of its Subsidiaries and no written notice thereof has been received.

                    (f)     Neither the Company nor any of its Subsidiaries is a party to any contract, agreement, plan or other arrangement that, individually or collectively, could give rise to the payment of any amount which would not be deductible by reason of Section 162(m) or Section 280G of the Code or would be subject to withholding under Section 4999 of the Code.

                    (g)     The Company has made available to Parent correct and complete copies of (i) all income and franchise Tax Returns of the Company and its Subsidiaries for the preceding three taxable years and (ii) any audit report issued within the last three years (or otherwise with respect to any audit or proceeding in progress) relating to income and franchise Taxes of the Company or any of its Subsidiaries.

                    (h)     The Company has not been a “United States real property holding corporation” within the meaning of Section 897 of the Code during the applicable period described in Section 897(c)(1)(A)(ii) of the Code and has not made an election under Section 897(i) of the Code. The Company has never been at any time a “real property” company (Igud Mekarkein) as such term is defined in the Israeli Real Property Taxation Law (Capital Gain, Sale and Purchase) 1963.

                    (i)     The Company is an “Industrial Company” according to the meaning of that term in the Law for the Encouragement of Industry (Taxes), 1969. The consummation of the Merger shall not have any adverse effect on such qualification as an Industrial Company.

                    (j)     Section 3.10(j) of the Company Disclosure Schedule lists each material tax or other incentive granted to or enjoyed by the Company and its Subsidiaries under the Laws of the State of Israel (the “Grants”). The Company provided to Parent true and correct copies of all applications for Grants and of all letters of approval and ruling issued as well as supplements thereto related to the Grants and such applications and other documents. Section 3.10(j) of the Company Disclosure Schedule details all material undertakings of the Company given in connection with the Grants. The Company and its Subsidiaries have complied, in all material respects, with all requirements of Israeli Law and a tax ruling issued by the ITA on June 22, 2006 (the “Benefited Enterprise Ruling”) to be entitled to claim all Grants. The Company is in compliance, in all material respects, with the terms and conditions of the Grants and the Benefited Enterprise Ruling, and has duly fulfilled, in all material respects, all the undertakings relating thereto. Without derogating from the foregoing, since January 1, 2006 the Company has been in compliance in all respects with all of the conditions that are specified in Section 3.3 of the Benefited Enterprise Ruling. In addition, all of the representations provided to the ITA as part of the Benefited Enterprise Ruling are accurate in all respects. Except as disclosed in Section 3.10(j) of the Company Disclosure Schedule, consummation of the Merger shall not adversely affect the continued qualification for the incentives or the terms or duration thereof or require any recapture of any previously claimed Israeli Tax incentive, and no consent or approval of any Governmental Authority is required prior to the consummation of the Merger in order to preserve the entitlement of the Surviving Corporation or its Subsidiaries to any such Israeli Tax incentive. The Company is not aware of any event or other set of circumstances that might lead to the revocation or material modification of any of the Grants.

                    (k)     Except as set forth in Section 3.10(k) of the Company Disclosure Schedule, no closing agreements, private letter rulings, tax decision or ruling issued by the ITA, technical advice memoranda or similar agreements or rulings relating to Taxes have been entered into or issued by any Governmental Authority with or in respect of the Company or any of its Subsidiaries. Except as set forth in Section 3.10(k) of the Company Disclosure Schedule, neither the Company nor any Subsidiary has requested or received a ruling from any Tax authority. The Company has made available to Parent accurate and complete copies of any Tax ruling obtained from the ITA and applications therefor, including with respect to Options, in each case since January 1, 2006. The Company is not subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made with reference to the provisions of Part E2. Each of the Company and its Subsidiaries has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

                    (l)     Each of the Company and its Subsidiaries has not requested, offered to enter into or entered into any agreement or other arrangement, or executed any waiver, providing for any extension of time within which: (i) to file any Tax Return; (ii) to file any elections, designations or similar filings relating to Taxes; (iii) to pay or remit any Taxes or amounts on account of Taxes; or (iv) any Governmental Authority may assess or collect Taxes.

                    (m)     Each of the Company and its Subsidiaries has not made, prepared or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Tax Returns that has effect for any period ending after the Closing Date.

                    (n)     Each of the Company and its Subsidiaries shall not be required to: (i) include any adjustment in taxable income for any Tax period ending after the Closing Date under Section 481(c) of the Code (or any similar provision of the Tax Laws of any jurisdiction) as a result of a change in method of accounting for any Tax period ending prior to the Closing Date; (ii) include for any Tax period ending after the Closing Date taxable income attributable to income economically realized in any Tax period ending prior to the Closing Date, or (iii) include any amount in income for any Tax period ending after the Closing Date as a result of entering into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of the Tax Laws of any other jurisdiction) in any Tax period ending prior to the Closing Date.

                    (o)     Each of the Company and its Subsidiaries has duly collected all amounts on account of any sales transfer taxes or VAT, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it, and has duly and timely remitted to the appropriate Governmental Authority any such amounts required by Law to be remitted by it. Neither the Company nor any of its Subsidiaries has refunded or deducted any input VAT that it was not so entitled to deduct or refund.

                    (p)     There are no liens for Taxes (other than taxes not yet due or payable) upon the assets of the Company or any of its Subsidiaries.

                      (q)     Set forth in Section 3.10(q) of the Company Disclosure Schedule are the net operating loss, net capital loss, credits, charitable contribution, surplus expenses (Hotzaot Odfot) and any other Tax attributes carry forward (by type of carry forward and expiration date, if any) of the Company and each of its Subsidiaries.

                    (r)     Each of the Company and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other Person.

                    (s)     The Company is not and has not been a “passive foreign investment company” within the meaning of Section 1297(a) of the Code.

                    (t)     Any related party transaction subject to Section 85A of the Ordinance or Section 482 of the Code (or any similar provision of the Tax Laws of any other jurisdiction) conducted by the Company or any Subsidiary has have been on an arms-length basis in accordance with applicable Law.

                    (u)     Each of the Company and its Subsidiaries (i) is not, and has not been, a member of an “affiliated group” within the meaning of Section 1504 of the Code or any similar provision of the Tax Laws of any other jurisdiction and (ii) has no liability for the Taxes of any person, whether under Treasury Regulation Section 1.1502-6 of the Code or similar provision of the Tax Laws of any other jurisdiction, as a transferee or successor, by contract, or otherwise.

                    (v)     Each of the Company and its Subsidiaries is not a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement or arrangement.

                    (w)     All books and records which the Company or any Subsidiary is required under applicable Laws to keep for Tax purposes (including all documents and records likely to be needed to defend any challenge by any Governmental Authority to the transfer pricing of any transaction) have been duly kept in accordance with all applicable requirements and are available for inspection at the premises of the Company or relevant Subsidiary.

                    (x)     The Company does not and has never performed and was not part of any action or transaction that is classified as a “reportable transaction” under Section 131(g) of the Ordinance and the regulations promulgated thereunder. Each Subsidiary has not entered into any “listed transactions” as defined in Treasury Regulation Section 1.6011-4(b)(2) of the Code (or any similar provision of the Tax Laws of any other jurisdiction), and has properly disclosed all reportable transactions as required by Treasury Regulation Section 1.6011-4 of the Code (or any similar provision of the Tax Laws of any other jurisdiction).

                    (y)     None of the Subsidiaries of the Company that are organized outside of Israel (i) is or has been an Israeli resident as defined in Section 1 of the Ordinance; or (ii) has or has had a “permanent establishment” (as defined in any applicable income tax treaty) in Israel; or (iii) has or has had any assets that principally comprise, directly or indirectly, assets located in Israel, in either case as determined in accordance with the Tax Laws of Israel.

                    (z)     Each of the Company and its Subsidiaries does not have a permanent establishment in any other country except the country of its incorporation.

                    (aa)    All Company Plans have complied with and have been operated and maintained in compliance with Section 409A of the Code and the guidance promulgated thereunder, to the extent applicable thereto.

                    (bb)    For purposes of this Agreement: (x) “Taxes” shall mean (A) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever imposed by any Governmental Authority, (B) all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection with any item described in clause (A), and (C) any transferee liability in respect of any items described in clauses (A) and/or (B) of any Person payable by reason of contract, assumption, transferee liability, operation of Law, Treasury Regulation Section 1.1502-6(a) of the Code (or any predecessor or successor thereof or any analogous or similar provision of the Tax Laws or another jurisdiction) or otherwise, and (y) “Tax Return” shall mean any return, report, claim for refund, estimate, information return or statement or other similar document relating to or required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

                    SECTION 3.11.     Employee Benefits and Labor Matters.

                    (a)     Section 3.11(a)(i) of the Company Disclosure Schedule sets forth a correct and complete list of: (i) all “employee benefit plans” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and (ii) all payroll practices and other employee benefit plans, policies, programs, agreements or arrangements, including retirement, pension, profit sharing, provident fund, gratuity, jubilee, employment, individual consulting or other compensation, collective bargaining, bonus or other incentive compensation, retention, stock purchase, equity or equity-based compensation, deferred compensation, change in control, severance, sick leave, vacation, loans, workers’ compensation, salary continuation, hospitalization, health, life insurance, educational assistance, or other fringe benefit or perquisite plans, policies, agreements or arrangements with respect to which the Company or any of its Subsidiaries has or could have any obligation or liability, contingent or otherwise (collectively, the “Company Plans”) and separately identifies the Company Plans applicable to current or former employees, directors, independent contractors, or individual consultants in each jurisdiction. Section 3.11(a)(ii) of the Company Disclosure Schedule sets forth a correct and complete list of consultants, sales agents and other independent contractors who spend (or spent) a majority of their working time on the business of the Company or any of its Subsidiaries.

                    (b)     None of the Company Plans is subject to Title IV of ERISA or Section 412 or 430 of the Code (including a “multiemployer plan,” within the meaning of Section 3(37) of ERISA or other applicable Laws), and none of the Company or any of its Subsidiaries has any current or any contingent liability under Title IV of ERISA. None of the Company, any of its Subsidiaries, or any trade or business (whether or not incorporated) which is or, within the six-year period ending on the Closing, has been under common control with any of them, or which is treated as a single employer with any of them under Section 414(b), (c), (m) or (o) of the Code (each such trade or business, an “ERISA Affiliate”) has, within the six-year period ending on the Closing Date, contributed or been obligated to contribute to any “employee pension plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV of ERISA or Section 412 or 430 of the Code (including a multiemployer plan). Except as indicated on Section 3.11(b)(i) of the Company Disclosure Schedule, no Company Plan is a Canadian pension plan or a defined benefit plan (within the meaning of Section 3(35) of ERISA) in any jurisdiction, whether or not subject to ERISA.

                    (c)     Correct and complete copies of the following documents with respect to each of the Company Plans have been delivered to Parent by the Company to the extent applicable: (i) the plan document (or written summary, if not a written plan) and related trust documents, insurance contracts or other funding arrangements, and all amendments thereto; (ii) the most recent Forms 5500, annual information returns and all schedules thereto, (iii) the most recent actuarial report; (iv) the most recent IRS determination letter; (v) the most recent summary plan descriptions, summary of material modifications, and other material communications to current or former employees, consultants, sales agents, independent contractors, or directors regarding the extent of benefits provided; (vi) employee manuals and handbooks and (vii) a summary of any dues it pays to the Histadrut Labor Organization and whether the Company or any Subsidiary participates in the expenses of any workers committee (Va’ad Ovdim).

                    (d)     The Company Plans have been established and maintained in accordance with their material terms and with all applicable material provisions of ERISA, the Code and other Laws. The Company Plans intended to qualify under Section 401 or other tax-favored treatment under Subchapter B of Chapter 1 of Subtitle A of the Code or other applicable Laws are so qualified, and any trusts intended to be exempt from federal income taxation under the Code or other applicable Laws are so exempt. No event has occurred with respect to the operation of the Company Plans and, to the knowledge of the Company, no circumstance exists that could cause the loss of such qualification or exemption, or the imposition of any material liability, penalty, lien or tax under ERISA, the Code or any other applicable Laws. To the Knowledge of the Company, no event has occurred and no condition exists that would subject the Company or its Subsidiaries, by reason of their affiliation with any ERISA Affiliate, to any material tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable Laws.

                    (e)     All contributions and payments required to be made under the terms of any Company Plan or applicable Laws have been timely made as of the Closing and, to the extent such contribution or payment is not required under applicable Laws to be made as of such date, has been reflected on the combined balance sheet of the Company and its Subsidiaries as of September 30, 2009.

                    (f)     With respect to any Company Plan: (i) no administrative audit, proceeding, investigation, or inquiry by the Internal Revenue Service, the Pension Benefit Guaranty Corporation, the United States Department of Labor, or any other Governmental Authority is pending or, to the Knowledge of the Company, threatened and (ii) no action, suit, or claim is pending, or to the Knowledge of the Company, threatened, other than routine claims for benefits. Except as set forth in Section 3.11(f) of the Company Disclosure Schedule, to the Knowledge of the Company, there are no facts or circumstances that could form a reasonable basis for any material action, suit or claim with respect to a Company plan.

                    (g)     None of the Company Plans provide for post-employment life or health coverage for any participant or any beneficiary of a participant, except as required by applicable Law, including, without limitation, so as to avoid an excise tax under Section 4980B of the Code, and at the expense of the participant or the participant’s beneficiary.

                    (h)     Neither the execution and delivery of this Agreement nor the consummation of the Transactions (alone or in connection with another event) shall (i) result in any payment or benefit becoming due to any current or former employee, director, sales agent, consultant, or independent contractor, (ii) increase any benefits otherwise payable under any Company Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Company Plan, except as may be required by Law (and set forth on Section 3.11(h) of the Company Disclosure Schedule), (iv) require any contributions or payments to fund any obligations under any Company Plan, or (v) limit the right to merge, amend or terminate any Company Plan.

                    (i)     None of the employees of the Company or its Subsidiaries is represented in his or her capacity as an employee of the Company or any of its Subsidiaries by any labor organization or any other type of employee representative or representative body. Neither the Company nor any of its Subsidiaries has recognized any labor organization, nor has any labor organization been elected as the collective bargaining agent of any employees, nor has the Company or any of its Subsidiaries entered into any collective bargaining agreement or union contract recognizing any labor organization as the bargaining agent of any employees. There is no union organization activity involving any of the employees of the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened, nor has there ever been union representation involving any of the employees of the Company or any of its Subsidiaries. Except as set forth in Section 3.11(i) of the Company Disclosure Schedule, the Company is not a member in any employers’ association or organization that represents employers or bargains on behalf of employers in setting the terms or conditions of employment for employees, and no such association or organization made any demand for payment of any kind from the Company. There is no picketing pending or, to the Knowledge of the Company, threatened, and there are no strikes, slowdowns, work stoppages, other job actions, lockouts, arbitrations, grievances or other labor disputes involving any of the current or former employees of the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened.

                    (j)     The Company and its Subsidiaries are in compliance in all material respects with all Laws relating to the employment of labor, including, without limitation, all obligations imposed by Contract and all such Laws relating to wages, hours, vacation, the Worker Adjustment and Retraining Notification Act and any similar state, provincial or local “mass layoff” or “plant closing” Law (“WARN”), collective bargaining, discrimination, civil rights, pay equity, safety and health, workers’ compensation and the collection and payment of withholding and/or social security taxes and any similar tax, and the keeping of records in relation to the foregoing. Except as set forth in Section 3.11(j) of the Company Disclosure Schedule, there has been no “mass layoff” or “plant closing” (as defined by WARN), collective redundancy or similar action with respect to the Company or any of its Subsidiaries since December, 2006 nor, in relation to the UK Subsidiary, has there been any transfer under the Transfer of Undertakings (Protection of Employment) Regulations 2006. No (1) officer, (2) executive or (3) any other employee of the Company or any Subsidiary whose function was essential to the business of the Company or any of its Subsidiaries, has been dismissed in the 12 months immediately prior to the date of this Agreement.

                    (k)     Except as provided in Section 3.11(k) of the Company Disclosure Schedule: (i) each person providing services to the Company and its Subsidiaries that has been characterized as a consultant or independent contractor has been properly characterized as such and neither the Company nor any of its Subsidiaries has any liability or obligations, including under or on account of any Company Plan, arising out of treating such persons as consultants or independent contractors and not as employees of the Company or any of its Subsidiaries and (ii) no such person is currently entitled to any rights under the labor and employment Laws of any applicable jurisdiction, including indemnity in lieu of notice or severance pay, that they have not been afforded.

                    (l)     All Options and Company Stock Plans have been appropriately authorized by the Board of Directors of the Company (or an appropriate committee thereof) or the shareholders of the Company, as applicable, including approval of the Option exercise price and the substantive Option terms. Without limiting any other representation in this Agreement, the Options intended to be, or treated as, Company 102 Securities are in compliance with Section 102 of the Ordinance and the regulation promulgated thereunder.

                    (m)     Except as set forth in Section 3.11(m) of the Company Disclosure Schedule, since January 1, 2007, there has not been, nor are there currently, any proceedings conducted by the Company or any of its Subsidiaries, the Company Board of Directors or any committee thereof (or any Person at the request of any of the foregoing) concerning any financial, accounting, tax, conflict of interest, illegal activity, fraudulent or deceptive conduct, discrimination or harassment with respect to any current or former director, officer, advisor, individual consultant or employee of the Company or any of its Subsidiaries which would reasonably be expected to result in material liability (including as a result of adverse impact to reputation) to the Company or any of its Subsidiaries.

                    (n)     Section 3.11(n) of the Company Disclosure Schedule sets forth a list including title, function, jurisdiction, employer and hire date of any employee or consultant of the Company or any of its Subsidiaries who is not currently bound by an agreement(s) with the Company concerning use and assignment of Intellectual Property, confidentiality and non-competition.

                    (o)     Section 3.11(o) of the Company Disclosure Schedule sets forth a correct and complete list of all employees of the Company (and any of its Subsidiaries) who reside or work in Israel (the “Israeli Employees”), each identified as one or the other, along with their respective current benefits (including salary, share options, pension, vacation days, prior notice, fringe benefits, travel pay, bonuses commissions, and any incentive compensation, job title, and date of continuous employment). Section 3.11(o) of the Company Disclosure Schedule sets forth details of any UK Subsidiary Employee who is absent (other than on annual leave) and who has a contractual or legal right to return to work, and any notice given or received or expected to be given or received, together with details of any enhanced redundancy entitlement.

                    (p)     Except as set forth in Section 3.11(o) of the Company Disclosure Schedule, with respect to the Israeli Employees: (i) the employment of each Israeli Employee is subject to termination upon not more than thirty days prior written notice under the termination notice provisions included in the applicable employment agreement with such Israeli Employee disclosed on Section 3.11(o) of the Company Disclosure Schedule or Law; and (ii) no Israeli Employee’s employment by the Company requires any special license, permit or other governmental authorization. To the Knowledge of the Company, the Company is not subject to, and no employee of the Company benefits from, any expansion order (tzavei harchava) except for extension orders applying to all employees in the State of Israel. The Company has made available to Parent a correct and complete summary of the calculations concerning the components of the Israeli Employees’ compensation, including current salary, overtime entitlement, vacation day entitlement and accrual, bonuses, benefits of any kind and any components which are not included in the basis for calculation of amounts set aside for purposes of statutory severance pay and pension.

                   (q)     The Company is not party to any commitment, whether legally binding or not, to modify any Company Plan or establish any new employee benefits plan in relation to the UK Subsidiary Employees or employees of STARLIMS Canada, Inc.

                    (r)     No loan, ex gratia payment or ex gratia benefit has been provided or agreed to be provided to any UK Subsidiary Employee or former employee of the UK Subsidiary or to any of their dependents, whether in connection with the transaction or otherwise.

                   (s)     Apart from the state pension scheme and the UK Pension Scheme, neither the UK Subsidiary nor any company connected or associated therewith operates, participates in or contributes to or has in the past operated, participated in or contributed to and no proposal has been announced nor promise or assurance given to enter into or establish any arrangement to provide Benefits, to or for the benefit of any of its past or present directors or employees or their dependants. The Company has made available to the Parent a list of the members of the UK Pension Scheme and details of the employer contribution (if any) paid or payable in respect of each member.

                    (t)     No person is entitled to any enhanced terms as to the payment of Benefits (whether under the UK Pension Scheme or otherwise) if he takes early retirement or is made redundant (or as a result of having taken early retirement or being made redundant) or otherwise that have passed to the UK Subsidiary or to any business previously acquired by any UK Subsidiary by the operation of the UK Transfer of Undertakings (Protection of Employment) Regulations 1981 or 2006.

                      SECTION 3.12.     Environmental Matters.

                    (a)     Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (A) each of the Company and its Subsidiaries is, and has been, in compliance with all applicable Environmental Laws, (B) there is no investigation, suit, claim, proceeding or other action relating to or arising under Environmental Laws or relating to a Release or threatened Release of or exposure to Hazardous Materials that is pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any real property currently or, to the Knowledge of the Company, formerly owned, occupied, operated, leased or used by the Company or any of its Subsidiaries, (C) neither the Company nor any of its Subsidiaries has received any notice of or entered into or assumed by Contract or operation of Law or otherwise, any obligation, indemnification, liability, order, settlement, judgment, injunction or decree relating to or arising under Environmental Laws, (D) neither the Company nor any of its Subsidiaries has caused or allowed the Release of or exposure to any Person of any Hazardous Materials at, on or about any property currently or formerly owned, occupied, operated, leased or used by the Company or any of its Subsidiaries, (E) none of the properties currently owned, occupied, operated or leased by the Company or any of its Subsidiaries, to the Knowledge of the Company, contain or have ever contained any underground storage tanks, landfills, dumps, surface impoundments, wastewater lagoons, underground injection wells, waste disposal areas, asbestos or asbestos-containing materials, polychlorinated biphenyls or other Hazardous Materials and (F) no facts, circumstances or conditions exist with respect to the Company or any of its Subsidiaries or any property currently (or, to the Knowledge of the Company, formerly) owned, occupied, operated or leased by the Company or any of its Subsidiaries including any property to or at which the Company or any of its Subsidiaries held, handled, transported or arranged for the disposal or treatment of Hazardous Materials that could reasonably be expected to result in the Company or any of its Subsidiaries incurring Environmental Liabilities or that would prevent, hinder limit or require material expenditures to ensure continued compliance with Environmental Laws.

                    (b)     For purposes of this Agreement:

          (i)      “Environmental Laws” means all Laws relating in any way to the environment, natural resources, wildlife, plants, habitat, marine sanctuaries and wetlands, endangered or threatened species, pollutants, contaminants, wastes, chemicals, worker protection, the use, presence, management, storage, transportation, treatment, disposal or Release or threatened Release of, or exposure to, Hazardous Materials, or to human health and safety, including by way of example and without limitation, the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.); the Hazardous Materials Transportation Act (49 U.S.C. § 5101 et seq.); the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.); the Clean Water Act (33 U.S.C. § 1251 et seq.); the Clean Air Act (42 U.S.C. § 7401 et seq.); the Safe Drinking Water Act (42 U.S.C. § 300f et seq.); the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.); the Federal Insecticide, Fungicide and Rodenticide Act (7 U.S.C. § 136 et seq.); the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.); the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH) Regulation (EC No. 1907/2006); the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (RoHS) Directive (2002/95/EC); and the Waste Electrical and Electronic Equipment (WEEE) Directive (2002/96/EC); each of their state and local counterparts or equivalents, each of their foreign and international equivalents, and any transfer of ownership notification or approval statute (including the Industrial Site Recovery Act (N.J. Stat. Ann. § 13:1K-6 et seq.)), as each has been amended and the regulations promulgated pursuant thereto.

          (ii)     “Environmental Liabilities” means, with respect to any Person, all liabilities, obligations, responsibilities, remedial actions, losses, damages, punitive damages, consequential damages, treble damages, natural resource damages, costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts and consultants and costs of investigation and feasibility studies), fines (administrative, criminal or other), penalties, sanctions and interest incurred as a result of any claim, demand or other proceeding by any other Person or in response to any violation or alleged violation of Environmental Laws or Permits required thereunder, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law or Permit required thereunder, order or agreement with any Governmental Authority or other Person, which relates to any environmental, health or safety condition, violation of Environmental Law or Permit or an exposure to or Release or threatened Release of Hazardous Materials.

          (iii)     “Hazardous Materials” means any material, substance or waste that is regulated, classified, or otherwise characterized under or pursuant to any Environmental Law as “hazardous”, “toxic”, a “pollutant”, a “contaminant”, a “substance of very high concern”, a “poison”, “radioactive”, “restricted” or words of similar meaning or effect, including petroleum and all by-products and derivatives thereof, asbestos and asbestos-containing materials, polychlorinated biphenyls, radon, mold, urea formaldehyde insulation, lead-based paint, nuclear source or by-product material, chlorofluorocarbons and all other ozone-depleting substances and any other material, substance or waste that is or that may be a threat to human health or the environment.

          (iv)     “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, exposure to, leaching, dumping, disposing of or migrating into or through the environment or any natural or man-made structure.

                     SECTION 3.13.     Contracts.

                    (a)     Set forth in Section 3.13(a) of the Company Disclosure Schedule is a list of (i) each Contract that would be required to be publicly filed under any U.S. federal securities Laws or any Israeli securities Laws and (ii) each of the following to which the Company or any of its Subsidiaries is a party or by which they are bound: (A) Contract that purports to limit, curtail or restrict the ability of the Company or any of its existing or future Subsidiaries or Affiliates to compete in any geographic area or line of business or restrict the Persons to whom the Company or any of its existing or future Subsidiaries or Affiliates may sell products or deliver services, (B) partnership or joint venture agreement, (C) Contract for the acquisition, sale or lease of material properties or assets (by merger, purchase or sale of stock or assets or otherwise) entered into since January 1, 2007, (D) Contract with any (x) Governmental Authority or (y) current or former director or officer of the Company or any of its Subsidiaries or any Affiliate of the Company or a “controlling shareholder” of the Company (as this term is defined in the Israeli Companies Law), (E) loan or credit agreement, mortgage, indenture, note or other Contract or instrument evidencing indebtedness for borrowed money by the Company or any of its Subsidiaries or any Contract or instrument pursuant to which indebtedness for borrowed money may be incurred or is guaranteed by the Company or any of its Subsidiaries, (F) financial derivatives master agreement or confirmation or futures account opening agreements and/or brokerage statements, evidencing financial hedging or similar trading activities, (G) voting, or similar, agreement or registration rights agreement, (H) mortgage, pledge, security agreement, deed of trust or other Contract granting a Lien on any material property or assets of the Company or any of its Subsidiaries, (I) customer, client, sales representative, distributor or supply Contract that involves consideration in fiscal year 2008 in excess of $100,000 or that is reasonably likely to involve consideration in fiscal year 2009 or fiscal year 2010 in excess of $100,000, (J) Contract (other than customer, client or supply Contracts) that involve consideration (whether or not measured in cash) of greater than $100,000, (K) collective bargaining agreement, (L) “standstill” or similar agreement, (M) Contract that restricts or otherwise limits the payment of dividends or other distributions on equity securities, (N) to the extent material to the business or financial condition of the Company and its Subsidiaries, taken as a whole, (1) lease or rental Contract, (2) product design or development Contract, (3) consulting Contract, (4) indemnification Contract, (5) license or royalty Contract, (6) merchandising, sales representative or distribution Contract or (7) Contract granting a right of first refusal or first negotiation, and (O) commitment or agreement to enter into any of the foregoing (the Contracts and other documents required to be listed on Section 3.13(a) of the Company Disclosure Schedule, together with any and all other Contracts of such type entered into in accordance with Section 5.2, each a “Material Contract”). The Company has heretofore made available to Parent correct and complete copies of each Material Contract in existence as of the date hereof, together with any and all amendments and supplements thereto and material “side letters” and similar documentation relating thereto.

                    (b)     Each Material Contract is valid, binding and in full force and effect and is enforceable in accordance with its terms by the Company and its Subsidiaries that are parties thereto, subject to the Bankruptcy and Equity Exception. Except as set forth in Section 3.13(b) of the Company Disclosure Schedule, no approval, consent or waiver of any Person is needed in order that any Material Contract continue in full force and effect following the consummation of the Transactions. Neither the Company nor any of its Subsidiaries is in default under any Material Contract or other Contract to which the Company or any of its Subsidiaries is a party (collectively, the “Company Contracts”), nor does any condition exist that, with notice or lapse of time or both, would constitute a default thereunder by the Company and its Subsidiaries party thereto, except for such defaults as would not reasonably be expected to materially impair the Company and its Subsidiaries party thereto’s rights under such Company Contract. To the Knowledge of the Company, no other party to any Company Contract is in default thereunder, nor does any condition exist that with notice or lapse of time or both would constitute a default by any such other party thereunder, except for such defaults as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any notice of termination or cancellation under any Material Contract, received any notice of breach or default in any material respect under any Material Contract which breach has not been cured, or granted to any third party any rights, adverse or otherwise, that would constitute a breach of any Material Contract.

                    SECTION 3.14.     Real Property.

                    (a)     Section 3.14(a) of the Company Disclosure Schedule sets forth a complete list of (i) all real property and interests in real property, including improvements thereon and easements appurtenant thereto owned by the Company and the Subsidiaries (individually, an “Owned Property” and collectively, the “Owned Properties”), (ii) all real property and interests in real property leased or licensed by the Company and the Subsidiaries (individually, a “Real Property Lease” and collectively, the “Real Property Leases” and, together with the Owned Properties, being referred to herein individually as a “Company Property” and collectively as the “Company Properties”) as lessee or lessor, including a description of each such Real Property Lease (including the name of the third party lessor or lessee and the date of the lease or sublease and all amendments thereto). The Company and the Subsidiaries have good and marketable title to all Owned Property, free and clear of all Liens of any nature whatsoever, except (A) those Liens set forth on Section 3.14(a) of the Company Disclosure Schedule and (B) Permitted Exceptions. The Company Properties constitute all interests in real property currently used, occupied or currently held for use in connection with the business of the Company and the Subsidiaries and which are necessary for the continued operation of the business of the Company and the Subsidiaries as the business is currently conducted and as currently proposed to be conducted. All of the Company Properties and buildings, fixtures and improvements thereon (i) are in good operating condition (subject to normal wear and tear and other impairments of value that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect) and (ii) are suitable, sufficient and appropriate in all material respects for their current and contemplated uses. None of the improvements located on the Company Properties constitute a legal nonconforming use or otherwise require any special dispensation, variance or special permit under any Laws. The Company has delivered to Parent true, correct and complete copies of (i) all deeds, title reports and surveys for the Owned Properties and (ii) the Real Property Leases, together with all amendments, modifications or supplements, if any, thereto. The Company Properties are not subject to any leases, rights of first refusal, options to purchase or rights of occupancy, except the Real Property Leases set forth on Section 3.14(a) of the Company Disclosure Schedule.

                    (b)     Each of the Company and the Subsidiaries, as applicable, has a valid, binding and enforceable leasehold or licensed interest under each of the Real Property Leases under which it is a lessee, free and clear of all Liens other than Permitted Exceptions. Each of the Real Property Leases is in full force and effect. Neither the Company nor any Subsidiary is in default under any Real Property Lease, and, to the Knowledge of the Company, no event has occurred and no circumstance exists which, if not remedied, and whether with or without notice or the passage of time or both, would result in a material default. Neither the Company nor any Subsidiary has received or given any notice of any default or event that with notice or lapse of time, or both, would constitute a default by the Company or any Subsidiary under any of the Real Property Leases and, to the Knowledge of the Company, no other party is in default thereof, and no party to any Real Property Lease has exercised any termination rights with respect thereto.

                    (c)     There does not exist any actual or, to the Knowledge of the Company, threatened or contemplated condemnation or eminent domain proceedings that affect any Company Property or any part thereof, and to the Knowledge of the Company, none of the Company and its Subsidiaries has received any written notice of the intention of any Governmental Authority or other Person to take or use all or any part thereof.

                    (d)     None of the Company or any Subsidiary has received any notice from any insurance company that has issued a policy with respect to any Company Property requiring performance of any structural or other repairs or alterations to such Company Property.

                     (e)     Except as set forth in Section 3.14(e) of the Company Disclosure Schedule, there is no outstanding Tax, levy or charge of any kind whatsoever in respect of the Company Properties or in connection with the Company’s use or right in such properties except for Permitted Exceptions, and the Company is not under any obligation to pay such Taxes, levies or charges to any third party, including any Governmental Authority or the Israeli Land Administration. Except as set forth in Section 3.14(e) of the Company Disclosure Schedule, the Company has obtained all material approvals, authorizations and permits from any competent authority in connection with all Company Properties (including building permits) and all of such approvals, authorizations and permits are in full force and effect. To the Knowledge of the Company, there are no outstanding claims or proceedings commenced by any third party (including any competent authority) in connection with the Company’s possession or use of the Company Properties and no indictment was filed against the Company or any of its officer or directors in connection therewith.

                     SECTION 3.15.     Intellectual Property.

                    (a)     For purposes of this Agreement:

          (i)     “Company Intellectual Property” means all Intellectual Property Rights used in or necessary for the conduct of the business of the Company or any of its Subsidiaries, or owned or held for use by the Company or any of its Subsidiaries.

          (ii) “Company Technology” means all Technology used in or necessary for the conduct of the business of the Company or any of its Subsidiaries, or owned or held for use by the Company or any of its Subsidiaries.

          (iii) “Intellectual Property Rights” shall mean all of the rights arising from or in respect of the following, whether protected, created or arising under the Laws of the United States or any foreign jurisdiction: (A) patents, patent applications, any reissues, reexaminations, divisionals, continuations, continuations-in-part and extensions thereof (collectively, “Patents”); (B) trademarks, service marks, trade names (whether registered or unregistered), service names, industrial designs, brand names, brand marks, trade dress rights, Internet domain names, identifying symbols, logos, emblems, signs or insignia, and including all goodwill associated with the foregoing (collectively, “Marks”); (C) copyrights, whether registered or unregistered (including copyrights in computer software programs), mask work rights and registrations and applications therefor (collectively, “Copyrights”); (D) confidential and proprietary information, or non-public processes, designs, specifications, technology, knowhow, techniques, formulas, inventions, concepts, trade secrets, discoveries, ideas and technical data and information (collectively, “Trade Secrets”); and (E) all applications, registrations and permits related to any of the foregoing clauses (A) through (D).

          (iv) “Publicly Available Software” means any open source or free Software (including any Software licensed pursuant to a GNU public license) or other Software that requires as a condition of use, modification or distribution that other Software incorporated into, derived from or distributed with such Software (a) be disclosed or distributed in source code form, (b) be licensed for the purpose of making derivative works or (c) be redistributable at no charge.

          (v) “Software” means computer programs, including any and all software implementations of algorithms, models and methodologies whether in source code, object code or other form, databases and compilations, including any and all data and collections of data, descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing and all documentation, including user manuals and training materials related to any of the foregoing.

          (vi) “Technology” means, collectively, all designs, formulas, algorithms, procedures, techniques, ideas, know-how, Software (whether in source code, object code or human readable form), databases and data collections, Internet websites and web content, tools, inventions (whether patentable or unpatentable and whether or not reduced to practice), invention disclosures, developments, creations, improvements, works of authorship, other similar materials and all recordings, graphs, drawings, reports, analyses, other writings and any other embodiment of the above, in any form or media, whether or not specifically listed herein, and all related technology, documentation and other materials used in, incorporated in, embodied in or displayed by any of the foregoing, or used or useful in the design, development, reproduction, maintenance or modification of any of the foregoing.

                    (b)     Section 3.15(b) of the Company Disclosure Schedule sets forth an accurate and complete list of all Patents, registered Marks, pending applications for registrations of any Marks and any unregistered Marks, registered Copyrights and pending applications for registration of any Copyrights owned or filed by the Company or any of its Subsidiaries. Section 3.15(b) of the Company Disclosure Schedule lists the jurisdictions in which each such Intellectual Property right has been issued or registered or in which any application for such issuance and registration has been filed.

                    (c)     The Company and/or one of its Subsidiaries is the sole and exclusive owner of, or has valid and continuing rights to make, use, sell and license, worldwide all of the Company Intellectual Property and Company Technology. The use, practice or other commercial exploitation of the Company Intellectual Property by the Company or any of its Subsidiaries and the manufacturing, licensing, marketing, importation, offer for sale, sale or use of the Company Technology, and the operation of the Company’s and its Subsidiaries’ businesses do not infringe, constitute an unauthorized use of or misappropriate any Intellectual Property Rights of any third Person. Neither the Company nor any of its Subsidiaries is a party to or the subject of any pending or, to the Knowledge of the Company, threatened litigation, action, investigation or proceeding which involves a claim (i) against the Company or any of its Subsidiaries, of infringement, unauthorized use, or violation of any Intellectual Property Rights or Technology of any Person, or challenging the ownership, use, validity or enforceability of any Company Intellectual Property or Company Technology or (ii) contesting the right of the Company or any of its Subsidiaries to use, sell, exercise, license, transfer or dispose of any Company Intellectual Property or Company Technology, or any products, processes or materials covered thereby in any manner. The Company has not received written or, in the last 12 months, oral notice of any such threatened claim nor, to the Knowledge of the Company, are there any facts or circumstances that would form the basis for any claim against the Company or any of its Subsidiaries of infringement, unauthorized use, or violation of any Intellectual Property Rights or Technology of any Person, or challenging the ownership, use, validity or enforceability of any Company Intellectual Property or Company Technology.

                    (d)     To the Knowledge of the Company, no Person (including employees and former employees of the Company or any of its Subsidiaries) is infringing, violating, misappropriating or otherwise misusing any Company Intellectual Property or Company Technology, and neither the Company nor any of its Subsidiaries has made any such claims against any Person (including employees and former employees of the Company or any of its Subsidiaries) nor, to the Knowledge of the Company, is there any basis for such a claim.

                    (e)     No Trade Secret or any other non-public, proprietary information material to the businesses of the Company or any of its Subsidiaries as currently conducted and currently proposed to be conducted has been authorized to be disclosed or has been actually disclosed by the Company or any of its Subsidiaries to any employee or any third Person other than pursuant to a confidentiality or non-disclosure agreement restricting the disclosure and use of the Company Intellectual Property or Company Technology. The Company and its Subsidiaries have taken all reasonably necessary and appropriate steps to protect and preserve the confidentiality of all Trade Secrets and any other confidential information of the Company or its Subsidiaries.

                    (f)     Section 3.15(f) of the Company Disclosure Schedule sets forth a correct and complete list of all Software that is (i) owned exclusively by the Company or any of its Subsidiaries; or (ii) used by the Company or its Subsidiaries in their businesses and not exclusively owned by the Company or its Subsidiaries or available on reasonable terms through commercial distributors or in consumer retail stores, in each case that is material to the operation of their businesses.

                    (g)     Except as set forth in Section 3.15(g) of the Company Disclosure Schedule, no Publicly Available Software (including, without limitation, all derivative works thereof) (i) was used in connection with the development or modification of any Software used by the Company or any of its Subsidiaries, (ii) forms part of the Technology owned by the Company or any Subsidiary, (iii) is, in whole or in part, embodied or incorporated into any of the Company’s or any of its Subsidiaries’ products, or (iv) was or is used in connection with the development of any Technology owned by the Company or any Subsidiary or any of the Company’s or any of its Subsidiaries’ products.

                    (h)     The Company and its Subsidiaries own, lease or license all Software, hardware, databases, computer equipment and other information technology (collectively, “Computer Systems”) that are necessary for the operations of the Company’s and its Subsidiaries’ businesses as currently conducted and currently proposed to be conducted. The data storage and transmittal capability, functionality and performance of each item of the Computer Systems and the Computer Systems as a whole are satisfactory for the Company’s and its Subsidiaries’ businesses as currently conducted and currently proposed to be conducted. The Computer Systems have not failed to any material extent and the data which they process has not been corrupted. The Company and its Subsidiaries have taken all reasonable steps in accordance with industry standards to preserve the availability, security and integrity of the Computer Systems and the data and information stored on the Computer Systems. The Company and its Subsidiaries maintain comprehensive and clear documentation regarding all Computer Systems, their methods of operation, and their support and maintenance. The Computer Systems are adequate for the operation of the Company’s and its Subsidiaries’ businesses as currently conducted and as currently proposed to be conducted.

                    SECTION 3.16.     Insurance. Section 3.16 of the Company Disclosure Schedule sets forth a correct and complete list of all material insurance policies (including information on the premiums payable in connection therewith and the scope and amount of the coverage provided thereunder) maintained by the Company or any of its Subsidiaries (the “Policies”). The Policies (i) have been issued by insurers which, to the Knowledge of the Company, are reputable and financially sound, (ii) provide coverage for the operations conducted by the Company and its Subsidiaries of a scope and coverage consistent with customary practice in the industries in which the Company and its Subsidiaries operate and (iii) are in full force and effect. Neither the Company nor any of its Subsidiaries is in material breach or default, and neither the Company nor any of its Subsidiaries have taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, of any of the Policies. No notice of cancellation or termination has been received by the Company with respect to any of the Policies. The consummation of the Transactions shall not, in and of itself, cause the revocation, cancellation or termination of any Policy.

                    SECTION 3.17.     Opinion of Financial Advisor. The Board of Directors of the Company has received the opinion of RBC Capital Markets Corporation and Tamir Fishman & Co. Ltd. (the “Financial Advisors”), dated the date of this Agreement, to the effect that, as of such date, and subject to the assumptions and qualifications set forth therein, the consideration to be received in the Merger by holders of the Company Ordinary Shares not party to a Voting and Support Agreement is fair from a financial point of view to holders of the Company Ordinary Shares (the “Fairness Opinion”). A correct and complete copy of the Fairness Opinion has been delivered to Parent.

                    SECTION 3.18.     Brokers and Other Advisors. Except for the Financial Advisors, the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has delivered to Parent a correct and complete copy of the Company’s engagement letter with the Financial Advisors, which letter describes all fees payable to the Financial Advisors in connection with the Transactions, all agreements under which any such fees or any expenses are payable and all indemnification and other agreements related to the engagement of the Financial Advisors (the “Engagement Letter”).

                    SECTION 3.19.     Takeover Statutes and Rights Plans. No “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Company’s Charter Documents is applicable to the Merger or the other Transactions. The Company does not have in effect any “poison pill” or similar plan or agreement which could have a dilutive or otherwise adverse effect as a result of consummation of the Merger or the Transactions contemplated hereby.

                     SECTION 3.20.     Tangible Personal Property.

                   (a)     The Company and the Subsidiaries have good and marketable title to all of the items of tangible personal property owned and used in the business of the Company and the Subsidiaries (except as sold or disposed of subsequent to the date thereof in the ordinary course of business and not in violation of this Agreement) that are material to the operation of the business of the Company and its Subsidiaries as currently conducted and as currently proposed to be conducted, free and clear of any and all Liens, other than the Permitted Exceptions. All such items of tangible personal property which, individually or in the aggregate, are material to the operation of the business of the Company and its Subsidiaries as currently conducted and as currently proposed to be conducted are, in all material respects, in good condition and in a state of good maintenance and repair (ordinary wear and tear excepted) and are suitable for the purposes used.

                     (b)     Section 3.20(b) of the Company Disclosure Schedule sets forth all leases of personal property (“Personal Property Leases”) involving annual payments in excess of $10,000 relating to personal property used in the business of the Company or any of the Subsidiaries or to which the Company or any of the Subsidiaries is a party or by which the properties or assets of the Company or any of the Subsidiaries is bound. All of the items of personal property under the Personal Property Leases are in good condition and repair (ordinary wear and tear excepted), in all material respects, and are suitable for the purposes used, and such property is in all material respects in the condition required of such property by the terms of the lease applicable thereto during the term of the lease. The Company has delivered to Parent true, correct and complete copies of the Personal Property Leases, together with all amendments, modifications or supplements thereto.

                   (c)     The Company and each of the Subsidiaries has a valid and enforceable leasehold interest under each of the Personal Property Leases under which it is a lessee. Each of the Personal Property Leases is in full force and effect and neither the Company nor any Subsidiary has received or given any written or, to the Knowledge of the Company, oral, notice of any default or event that with notice or lapse of time, or both, would constitute a default by the Company or any Subsidiary under any of the Personal Property Leases and, to the Knowledge of the Company, no other party is in default thereof, and no party to the Personal Property Leases has exercised any termination rights with respect thereto.

                      SECTION 3.21.     Government Contracts. In connection with the business of the Company and its Subsidiaries:

                    (a)     With respect to each Government Contract and Government Subcontract, since January 1, 2004, (i) each of the Company, its Subsidiaries and their respective Affiliates have complied in all material respects with the terms and conditions of such Government Contract or Government Subcontract, including all clauses, provisions and requirements incorporated expressly, by reference, or by operation of Law therein; (ii) each of the Company, its Subsidiaries and their respective Affiliates have complied in all material respects with all applicable Laws or agreements pertaining to such Government Contract or Government Subcontract, including, where applicable, the Truth in Negotiations Act and the Company’s Cost Accounting Standards disclosure statement, if any; (iii) all representations and certifications executed, acknowledged or set forth in or pertaining to such Government Contract or Government Subcontract were complete and correct in all material respects as of their effective date and each of the Company, its Subsidiaries and their respective Affiliates have complied in all material respects with all such representations and certifications; (iv) no Governmental Authority nor any prime contractor, subcontractor or other Person has notified the Company, its Subsidiaries or any of their respective Affiliates, either in writing or to the Knowledge of the Company, orally, that the Company, its Subsidiaries or any such Affiliate has breached or violated any enactment, certification, regulation, representation, clause, provision or requirement pertaining to such Government Contract or Government Subcontract; (v) no termination for convenience, termination for default, cure notice, show cause notice, or stop work order is currently in effect pertaining to such Government Contract or Government Subcontract; (vi) to the Knowledge of the Company, no claim for costs incurred by the Company, its Subsidiaries or any of their respective Affiliates pertaining to such Government Contract or Government Subcontract has been challenged in writing, is the subject of any investigation (other than in connection with a routine audit) or has been disallowed by any Governmental Authority and (vii) no money due to the Company or any of its Subsidiaries pertaining to such Government Contract or Government Subcontract has been withheld, reduced or set off nor has any claim been made to withhold or set off money and, to the Knowledge of the Company, the Company and its Subsidiaries are entitled to all progress payments received with respect thereto.

                    (b)     None of the Company, its Subsidiaries or any of their respective Affiliates nor, to the Knowledge of the Company, any of their respective directors, officers, employees, consultants or agents is, or since January 1, 2004 has been, under or received any notice of any planned or threatened administrative, civil or criminal investigation, indictment or information by any Governmental Authority or any audit or investigation by the Company, its Subsidiaries or any of their respective Affiliates with respect to any alleged act or omission arising under or relating to any Government Contract or Government Subcontract and since January 1, 2004, none of the Company, its Subsidiaries or any of their respective Affiliates has conducted or initiated any internal investigation (other than an informal investigation that was resolved without the need for further action) or made a voluntary disclosure to any Governmental Authority with respect to any actual or suspected violation of Law arising under or relating to a Government Contract or Government Subcontract.

                    (c)     There are (i) no outstanding claims against the Company, its Subsidiaries or any of their respective Affiliates, either by any Governmental Authority or by any prime contractor, subcontractor, vendor or other Person, arising under or relating to any Government Contract or Government Subcontract and (ii) no disputes between the Company, its Subsidiaries or their respective Affiliates, on the one hand, and the United States government, on the other hand, under the Contract Disputes Act or any other U.S. federal statute or between the Company, its Subsidiaries and their respective Affiliates, on the one hand, and any prime contractor, subcontractor or vendor, on the other hand, arising under or relating to any Government Contract or Government Subcontract. None of the Company, its Subsidiaries and their respective Affiliates has any direct financial interest in any pending or potential claim against any Governmental Authority or any prime contractor, subcontractor or vendor arising under or relating to any Government Contract or Government Subcontract.

                    (d)     Since January 1, 2004, (i) none of the Company, its Subsidiaries or any of their respective Affiliates has been debarred or suspended from participation in the award of Contracts with any Governmental Authority; (ii) to the Knowledge of the Company, there exist no facts or circumstances that would warrant the institution of suspension or debarment proceedings or the finding of nonresponsibility or ineligibility on the part of the Company, its Subsidiaries or any of their respective Affiliates, or any director, officer or employee of the Company, its Subsidiaries or any of their respective Affiliates and (iii) the Company’s and its Subsidiaries’ cost accounting and procurement systems and the associated entries reflected in the Company’s financial statements included in the Filed Company SEC Reports with respect to the Government Contracts and Government Subcontracts have been in compliance in all material respects with applicable Laws.

                    (e)     Since January 1, 2004, (i) all test and inspection results provided by the Company, its Subsidiaries or any of their respective Affiliates to any Governmental Authority pursuant to any Government Contract or Government Subcontract or to any other Person pursuant to a Government Contract or Government Subcontract or as a part of the delivery to any Governmental Authority or other Person pursuant to a Government Contract or Government Subcontract of any article designed, engineered, manufactured or repaired by the Company, its Subsidiaries or any of their respective Affiliates were complete and correct in all material respects as of the date so provided and (ii) the Company and its Subsidiaries have provided all test and inspection results to any Governmental Authority or to any other Person pursuant to a Government Contract or Government Subcontract as required by applicable Laws and the terms of the applicable Government Contract or Government Subcontract.

                    (f)     To the Knowledge of the Company, no statement, representation or warranty made by the Company, its Subsidiaries or any of their respective Affiliates to any Governmental Authority in connection with any Government Contract or Government Subcontract or to another party where the ultimate contracting party is a Governmental Authority contained on the date so furnished or submitted any untrue statement of material fact, or failed to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

                    (g)     None of the Company, its Subsidiaries or any of their respective Affiliates is in possession of any material property owned by any Governmental Authority, including material, tooling and test equipment, provided under, necessary to perform the obligations under or for which the Surviving Corporation could be held accountable under the Government Contracts and the Government Subcontracts.

                    (h)     Each Government Contract and Government Subcontract was entered into in the ordinary course of business consistent with past practice.

                    (i)     For purposes of this Agreement, the following terms shall have the definitions set forth below:

                    “Government Contract” means a Contract between the Company, any of its Subsidiaries or any of their respective Affiliates on the one hand, and (i) any Governmental Authority, (ii) any prime contractor to any Governmental Authority (provided that such Contract relates to a Government Contract of such prime contractor), (iii) any subcontractor to any prime contractor or subcontractor to any Governmental Authority (provided that such Contract relates to a Government Contract of such subcontractor), (iv) any entity or third party that is funded in whole by US Government funds, and (v) any entity or third party that is funded in whole by any international agency, on the other hand. Government Contracts include, as appropriate, all bids and proposals submitted by the Company, any of its Subsidiaries or any of their respective Affiliates that may result in the award of a Government Contract.

                    “Government Subcontract” means a Contract that is a subcontract between the Company, any of its Subsidiaries or any of their respective Affiliates on the one hand, and any third party on the other hand, relating to a Contract between such third party and (i) any Governmental Authority or (ii) another party where the ultimate contracting party is a Governmental Authority. Government Subcontract includes all bids and proposals submitted to any party that may result in the award of a Government Subcontract.

                    SECTION 3.22.     Transactions with Affiliates. Except as set forth in the Company SEC Documents or in Section 3.22 of the Company Disclosure Schedule, no employee, officer, director, shareholder, partner or member of the Company of any of its Subsidiaries, any member of his or her immediate family or any of their respective Affiliates (“Related Persons”) (i) owes any amount to the Company or any of its Subsidiaries nor does the Company or any of its Subsidiaries owe any amount to, or has the Company or any of its Subsidiaries committed to make any loan or extend or guarantee credit to or for the benefit of, any Related Person, (ii) is involved in any business arrangement or other relationship with the Company or any of its Subsidiaries (whether written or oral), (iii) owns any property or right, tangible or intangible, that is used by the Company or any of its Subsidiaries, (iv) has made any written or, to the Knowledge of the Company, oral, claim against the Company or any of its Subsidiaries or (v) owns any direct or indirect interest of any kind in, or controls or is a director, officer, employee or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, any Person which is a competitor, supplier, customer, landlord, tenant, creditor or debtor of the Company or any Subsidiary.

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

                    Parent and Merger Sub jointly and severally represent and warrant to the Company:

                      SECTION 4.1.     Organization, Standing and Corporate Power. Parent is a Société Anonyme à Responsabilité Limitée, Merger Sub is a corporation and each is duly organized, validly existing and in good standing (to the extent such status is recognized in such jurisdictions) under the Laws of the jurisdiction in which it is incorporated.

                      SECTION 4.2.     Authority; Noncontravention.

                    (a)     Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to perform their respective obligations hereunder and to consummate the Transactions. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by Parent and Merger Sub of the Transactions, have been duly authorized and approved by their respective Boards of Directors (and prior to the Effective Time shall be adopted by Parent as the sole stockholder of Merger Sub) and no other corporate action on the part of Parent and Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by them of the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

                    (b)     Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor compliance by Parent or Merger Sub with any of the terms or provisions hereof, shall (i) conflict with or violate any provision of the certificate of incorporation or bylaws of Parent or Merger Sub or (ii) assuming that the authorizations, consents and approvals referred to in Section 4.3 are obtained and the filings referred to in Section 4.3 are made, (x) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, Parent or Merger Sub or any of their respective Subsidiaries under, any of the terms, conditions or provisions of any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected except, in the case of clause (y), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as, individually or in the aggregate, would not reasonably be expected to prevent or materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions (a “Parent Material Adverse Effect”).

                    SECTION 4.3.     Governmental Approvals. Except for (i) filings required under, and compliance with other applicable requirements of, the Securities Act, the Exchange Act and the rules of The New York Stock Exchange, (ii) the issuance of the Certificate of Merger by the Companies Registrar and (iii) to the extent required by applicable Laws, filings required under, and compliance with other applicable requirements of, the HSR Act, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Transactions, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

                    SECTION 4.4.     Information Supplied. The information furnished in writing to the Company by Parent and Merger Sub specifically for inclusion in the Proxy Statement shall not, at the time the Proxy Statement is first mailed to the stockholders of the Company, at the time of the Company Stockholders Meeting and at the time filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                    SECTION 4.5.     Ownership and Operations of Merger Sub. Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

                    SECTION 4.6.     Financing. Parent has, and shall have at the Effective Time, sufficient cash resources available to pay the aggregate Merger Consideration pursuant to the Merger. Abbott Laboratories, a company incorporated under the laws of the State of Illinois, has provided Seller with an executed commitment to guarantee the obligations of Parent under this Agreement (the “Limited Guarantee”).

                    SECTION 4.7.     Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

ARTICLE V

Additional Covenants and Agreements

                      SECTION 5.1.     Preparation of the Proxy Statement; Shareholder Meeting.

                    (a)     As soon as practicable following the date of this Agreement and in any event no later than 20 days following the date of this Agreement, the Company shall prepare a proxy statement with respect to receiving the Company Shareholder Approval (the “Proxy Statement”) and publish the notice of the Company’s shareholder meeting (together with any adjustment or adjournment thereof). The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the shareholders of the Company as promptly as practicable following the date of this Agreement. Prior to the mailing of the Proxy Statement, the Company (x) shall provide Parent with a reasonable opportunity to review and comment on any drafts of the Proxy Statement and related correspondence and filings, (y) shall include in such drafts, correspondence and filings all comments reasonably proposed by Parent and, (z) to the extent practicable, the Company and its outside counsel shall permit Parent and its outside counsel to participate in all communications, if any, with the SEC, the ISA and the TASE, or their respective staff, as applicable, (including all meetings and telephone conferences) relating to the this Agreement or any of the Transactions. If at any time prior to the Effective Time any event shall occur, or fact or information shall be discovered, that should be set forth in an amendment of or a supplement to the Proxy Statement, the Company shall, in accordance with the procedures set forth in this Section 5.1(a), prepare, such amendment or supplement as soon thereafter as is reasonably practicable and to the extent required by applicable Law, cause such amendment or supplement to be promptly distributed to the shareholders of the Company.

                    (b)     The Company shall, as soon as practicable following the date of this Agreement, establish a record date for, duly call, give notice of, convene and hold a special meeting of its shareholders (the “Company Shareholder Meeting”) solely for the purpose of obtaining the Company Shareholder Approval. Subject to Section 5.3(c) hereof, the Company shall, through its Board of Directors, recommend to its shareholders adoption of this Agreement (the “Company Board Recommendation”) and shall take all lawful action to solicit the approval of the Company shareholders. Pursuant to the terms of this Section 5.1, the Company shall use reasonable best efforts to solicit from the Company shareholders proxies in favor of the approval of this Agreement. The Company shall call, notice, convene, hold, conduct and solicit all proxies in connection with the Company Shareholder Meeting in compliance with all applicable legal requirements, including the Israeli Companies Law, the Israeli Securities Law and the Company Charter Documents. In the event that Parent, or any Person referred to in Section 320(c) of the Israeli Companies Law in connection with Parent, shall cast any votes in respect of this Agreement, the Merger or the other transactions contemplated by this Agreement, Parent shall, prior to such vote, disclose to the Company the respective interests of Parent or such Person in such shares so voted. The Proxy Statement shall include a copy of the Fairness Opinion and (subject to Section 5.3(c) hereof) the Company Board Recommendation. Without limiting the generality of the foregoing, the Company’s obligations pursuant to the first sentence of this Section 5.1(b) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company of any Takeover Proposal or (ii) the withdrawal or modification by the Board of Directors of the Company or any committee thereof of the Company Board Recommendation or such Board of Directors’ or such committee’s approval of this Agreement or the Merger.

                      SECTION 5.2.     Conduct of Business. Except as expressly permitted by this Agreement or as required by applicable Law, during the period from the date of this Agreement until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, (w) conduct its business in the ordinary course consistent with past practice, (x) comply in all material respects with all applicable Laws and the requirements of all Material Contracts, (y) use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present officers and key employees, in each case, to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time, and (z) keep in full force and effect all material insurance policies maintained by the Company and its Subsidiaries, other than changes to such policies made in the ordinary course of business. Without limiting the generality of the foregoing, except as expressly permitted by this Agreement or as required by applicable Law, during the period from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent:

                    (a)     (i) issue, sell, grant, dispose of, pledge or otherwise encumber any shares, voting securities or equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares, voting securities or equity interests, or any rights, warrants, options, restricted stock unit, phantom equity awards, calls, commitments or any other agreements of any character to purchase or acquire any shares, voting securities or equity interests or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares, voting securities or equity interests; provided that (A) the Company may issue Company Ordinary Shares upon the exercise of Options granted under the Company Stock Plans, the settlement of RSUs, in each case, that are outstanding on the date of this Agreement and in accordance with the terms thereof and (B) shares, voting securities or equity interests of the Company’s Subsidiaries may be issued to the Company or a direct or indirect wholly owned Subsidiary of the Company; (ii) redeem, purchase or otherwise acquire any of its outstanding shares, voting securities or equity interests, or any rights, warrants, options, restricted stock unit, phantom equity awards, calls, commitments or any other agreements of any character to acquire any of its shares, voting securities or equity interests; (iii) declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any of its shares or otherwise make any payments to its shareholders in their capacity as such (other than dividends by a direct or indirect wholly owned Subsidiary of the Company to its parent); (iv) split, combine, subdivide or reclassify any of its shares; or (v) other than as required by Section 2.3 and subject to the approval of Parent (which approval shall not be unreasonably withheld or delayed) amend (including by reducing an exercise price or extending a term) or waive any of its rights under, or accelerate the vesting under, any provision of the Company Stock Plans or any agreement evidencing any outstanding stock option, restricted stock unit or other right to acquire shares of the Company or any restricted stock purchase agreement or any similar or related contract;

                    (b)     incur or assume any indebtedness for borrowed money or guarantee any indebtedness (or enter into a “keep well” or similar agreement) or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, other than borrowings from the Company by a direct or indirect wholly owned Subsidiary of the Company in the ordinary course of business consistent with past practice;

                    (c)     sell, transfer, lease, mortgage, encumber or otherwise dispose of or subject to any Lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction) any of its properties or assets (including securities of Subsidiaries) to any Person, except (i) pursuant to Contracts in force on the date of this Agreement and listed on Section 5.2(c) of the Company Disclosure Schedule, correct and complete copies of which have been made available to Parent, (ii) dispositions of obsolete or worthless assets or (iii) for any activities set forth in Section 5.2(c) of the Company Disclosure Schedule;

                    (d)     make any capital expenditure or expenditures which (i) involves the purchase of real property or (ii) is in excess of $50,000 individually or $150,000 in the aggregate, except for any such capital expenditures set forth in Section 5.2(d) of the Company Disclosure Schedule;

                    (e)     directly or indirectly acquire (i) by merging or consolidating with, or by purchasing all of or a substantial equity interest in, or by any other manner, any Person or division, business or equity interest of any Person or, (ii) except in the ordinary course of business consistent with past practice, any assets that, individually, have a purchase price in excess of $50,000 or, in the aggregate, have a purchase price in excess of $50,000, except for any such acquisition set forth in Section 5.2(e) of the Company Disclosure Schedule;

                    (f)     make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance (other than travel and similar advances to its employees in the ordinary course of business consistent with past practice) to, any Person other than a direct or indirect wholly owned Subsidiary of the Company in the ordinary course of business;

                    (g)     except as set forth on Section 5.2(g) of the Company Disclosure Schedule (i) enter into, terminate or amend any Material Contract, (ii) amend or modify the Engagement Letter, (iii) enter into any Contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the Transactions, or (iv) release any Person from, or modify or waive any provision of, any confidentiality, standstill or similar agreement;

                    (h)     (i) modify in any manner the compensation or benefits of any of its current and former directors or consultants, or former officers or employees, (ii) modify in any manner the compensation or benefits of any of its officers or employees, other than regularly scheduled increases in the ordinary course of business consistent with past practice, (iii) or enter into, establish, amend or terminate any Company Plan or arrangement that would be a Company Plan if in effect on the date of this Agreement other than as required pursuant to applicable Law; (iv) grant or promise any severance or termination pay or gratuity to any current or former director, officer, employee or consultant of the Company or its Subsidiaries other than as required pursuant to applicable Laws or required under the terms of a Company Plan that has been disclosed to Parent, (v) loan or advance any money or other property to any current or former director, officer or consultant of the Company or its Subsidiaries, (vi) loan or advance any money or other property to any current non-officer employee of the Company or its Subsidiaries, other than in accordance with past practice and in an aggregate amount not exceeding $100,000, or (vii) terminate the employment of, or give notice of termination to, a key employee or three or more employees in a single jurisdiction who perform the same or comparable function;

                    (i)     make or change any election concerning Taxes or Tax Returns, file any amended Tax Return, enter into any closing agreement with respect to Taxes, settle any Tax claim or assessment or surrender any right to claim a refund of Taxes or apply or obtain any Tax ruling on its own behalf or on behalf of any of the shareholders of the Company;

                    (j)     make any changes in financial or tax accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in GAAP or applicable Law;

                    (k)     amend the Company Charter Documents or the Subsidiary Documents;

                    (l)     adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization (other than transactions exclusively between wholly owned Subsidiaries of the Company);

                    (m)    pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction in accordance with their terms of liabilities, claims or obligations specifically reflected or reserved against in the most recent consolidated financial statements (or the notes thereto) of the Company included in the Filed Company SEC Documents or incurred since the date of such financial statements in the ordinary course of business consistent with past practice;

                    (n)     (i) make any representation or commitment to, or enter into any formal or informal understanding with any current or former employee, director, or consultant of the Company, any of its Subsidiaries, or any of their ERISA Affiliates with respect to compensation, benefits, or terms of employment to be provided by Parent, any of its Subsidiaries, or any of their ERISA Affiliates at or subsequent to the Closing, except as set forth in writing by Parent for the express purpose of communications with any current or former employee, director, or consultant of the Company, any of its Subsidiaries, or any of their ERISA Affiliates, or (ii) issue any broadly distributed communication of a general nature to employees (including communications relating to terms and conditions of employment, benefits and compensation) or customers without the prior approval of Parent, except for communications in the ordinary course of business that do not relate to the Transactions or operation of the business after consummation of the Transaction;

                    (o)     settle or compromise any litigation, proceeding or investigation material to the Company and its Subsidiaries taken as a whole (this covenant being in addition to the Company’s agreement set forth in Section 5.10 hereof);

                     (p)     apply for or receive any Grant; or

                    (q)     agree, in writing or otherwise, to take any of the foregoing actions, or take any action or agree, in writing or otherwise, to take any action which would (i) cause any of the representations or warranties of the Company set forth in this Agreement (A) that are qualified as to materiality or Material Adverse Effect to be untrue or (B) that are not so qualified to be untrue in any material respect, or (ii) in any material respect impede or delay the ability of the parties to satisfy any of the conditions to the Merger set forth in this Agreement.

                      SECTION 5.3.     No Solicitation by the Company; Etc.

                    (a)     The Company shall, and shall cause its Subsidiaries and the Company’s and its Subsidiaries’ respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives (collectively, “Representatives”) to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to a Takeover Proposal, and use its best efforts to obtain the return from all such Persons or cause the destruction of all copies of confidential information previously provided to such parties by the Company, its Subsidiaries or Representatives. The Company shall not, and shall cause its Subsidiaries and Representatives not to, directly or indirectly (i) solicit, initiate, cause, facilitate or knowingly encourage (including by way of furnishing information) any inquiries or proposals that constitute, or may reasonably be expected to lead to, any Takeover Proposal, (ii) participate in any discussions or negotiations with any third party regarding any Takeover Proposal or (iii) enter into any agreement related to any Takeover Proposal; provided, however, that if after the date hereof and prior to obtaining the Company Shareholders Approval the Board of Directors of the Company receives an unsolicited, bona fide written Takeover Proposal made after the date hereof in circumstances not involving a breach of this Agreement, the Exclusivity Agreement or any standstill agreement, and the Board of Directors of the Company reasonably determines in good faith, after consultation with its outside legal counsel and financial advisor, that (i) such Takeover Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (ii) that the failure to take such action would be inconsistent with its fiduciary duties to the Company’s shareholders under applicable Law, then the Company may, at any time prior to obtaining the Company Shareholders Approval (but in no event after obtaining the Company Shareholders Approval) and after providing Parent not less than 24 hours written notice of its intention to take such actions (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Takeover Proposal, but only after such Person enters into a customary confidentiality agreement with the Company (which confidentiality agreement must be no less favorable to the Company (i.e., no less restrictive with respect to the conduct of such Person) than the Confidentiality Agreement); provided that (1) such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with the Company and may not restrict the Company from complying with this Section 5.3 and (2) the Company advises Parent of all such non-public information delivered to such Person concurrently with its delivery to such Person and concurrently with its delivery to such Person the Company delivers to Parent all such information not previously provided to Parent, and (B) participate in discussions and negotiations with such Person regarding such Takeover Proposal. Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by the Company’s Subsidiaries or Representatives shall be deemed to be a breach of this Section 5.3 by the Company. The Company shall provide Parent with a correct and complete copy of any confidentiality agreement entered into pursuant to this paragraph within 24 hours of the execution thereof.

                    (b)     In addition to the other obligations of the Company set forth in this Section 5.3, the Company shall promptly advise Parent, orally and in writing, and in no event later than 24 hours after receipt, if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company in respect of any Takeover Proposal, and shall, in any such notice to Parent, indicate the identity of the Person making such proposal, offer, inquiry or other contact and the terms and conditions of any proposals or offers or the nature of any inquiries or contacts (and shall include with such notice copies of any written materials received from or on behalf of such Person relating to such proposal, offer, inquiry or request), and thereafter shall promptly keep Parent fully informed of all developments affecting the status and terms of any such proposals, offers, inquiries or requests (and the Company shall provide Parent with copies of any additional written materials received that relate to such proposals, offers, inquiries or requests) and of the status of any such discussions or negotiations.

                    (c)     Except as expressly permitted by this Section 5.3(c), neither the Board of Directors of the Company nor any committee thereof shall (i)(A) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent, the Company Board Recommendation or the approval or declaration of advisability by such Board of Directors of this Agreement and the Transactions (including the Merger) or (B) approve or recommend, or propose to approve or recommend, any Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) approve or recommend, or propose to approve or recommend, or cause or authorize the Company or any of its Subsidiaries to enter into, any letter of intent, agreement in principle, memorandum of understanding, merger, acquisition, purchase or joint venture agreement or other agreement related to any Takeover Proposal (other than a confidentiality agreement in accordance with Section 5.3(a)). Notwithstanding the foregoing, the Board of Directors of the Company may withdraw or modify the Company Board Recommendation, or recommend a Takeover Proposal, if such Board determines in good faith, after reviewing applicable provisions of applicable Laws and after consulting with and receiving advice from outside counsel, that the failure to make such withdrawal, modification or recommendation would constitute a breach by the Board of Directors of the Company of its fiduciary duties to the Company’s shareholders under the Israeli Companies Law or other applicable Law; provided, however, that no Company Adverse Recommendation Change may be made in response to a Superior Proposal until after the third business day following Parent’s receipt of written notice (unless at the time such notice is otherwise required to be given there are less than three business days prior to the Company Shareholders Meeting, in which case the Company shall provide as much notice as is reasonably practicable) from the Company (a “Company Adverse Recommendation Notice”) advising Parent that the Board of Directors of the Company intends to make such Company Adverse Recommendation Change and specifying the terms and conditions of such Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new Company Adverse Recommendation Notice and a new three business day period (unless at the time such notice is otherwise required to be given there are less than three business days prior to the Company Shareholders Meeting, in which case the Company shall provide as much notice as is reasonably practicable)). In determining whether to make a Company Adverse Recommendation Change in response to a Superior Proposal, the Board of Directors of the Company shall take into account any changes to the terms of this Agreement proposed by Parent (in response to a Company Adverse Recommendation Notice or otherwise) in determining whether such third party Takeover Proposal still constitutes a Superior Proposal.

                    (d)     For purposes of this Agreement:

                    “Takeover Proposal” means any bona fide proposal or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than Parent and its Subsidiaries, relating to any (A) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of the Company and its Subsidiaries (including securities of Subsidiaries) in an amount equal to twenty percent (20%) or more of the aggregate Merger Consideration (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13 under the Exchange Act) of twenty percent (20%) or more of any class of equity securities of the Company, (C) tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning twenty percent (20%) or more of any class of equity securities of the Company or (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries, in each case, other than the Transactions.

                    “Superior Proposal” means a bona fide written offer, obtained after the date hereof and not in breach of this Agreement or any standstill agreement, to acquire, directly or indirectly, for consideration consisting of cash and/or securities, all of the equity securities of the Company or all or substantially all of the assets of the Company and its Subsidiaries on a consolidated basis, made by a third party, which is not subject to a financing contingency, and which is otherwise on terms and conditions which the Board of Directors of the Company determines in its good faith and reasonable judgment (after consultation with outside counsel and a financial advisor of national reputation) to be more favorable to the Company’s shareholders from a financial point of view than the Merger and the other Transactions, taking into account at the time of determination any changes to the terms of this Agreement that as of that time had been proposed by Parent in writing and the ability of the Person making such proposal to consummate the transactions contemplated by such proposal (based upon, among other things, the availability of financing and the expectation of obtaining required approvals).

                    (e)     Nothing in this Section 5.3 shall prohibit the Board of Directors of the Company from taking and disclosing to the Company’s shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act if such Board determines in good faith, after consultation with outside counsel, that failure to so disclose such position would constitute a violation of applicable Law; provided, however, that in no event shall the Company or its Board of Directors or any committee thereof take, or agree or resolve to take, any action prohibited by Section 5.3(c).

                     SECTION 5.4.     Reasonable Best Efforts.

                    (a)     Subject to the terms and conditions of this Agreement (including Section 5.4(d)), each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as practicable and to consummate and make effective, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws) and (ii) obtain all approvals, consents, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions. For purposes hereof, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

                    (b)     In furtherance and not in limitation of the foregoing, to the extent required under applicable Law, (i) each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 5.4 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable; and (ii) the Company shall use its reasonable best efforts to (x) take all action necessary to ensure that no state takeover statute or similar Law is or becomes applicable to any of the Transactions and (y) if any state takeover statute or similar Law becomes applicable to any of the Transactions, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Law on the Transactions. Any fees and expenses of legal counsel, and filing fees, incurred by a party hereto under this Section 5.4(b) shall be borne by the party incurring such fees and expenses.

                    (c)     Each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private party and (ii) keep the other party informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions. Subject to applicable Laws, the Company and its Subsidiaries agree not to participate in any scheduled meeting or substantive discussion, either in person or by telephone, with any Governmental Authority in connection with the Transactions unless they consult with Parent in advance and, to the extent not prohibited by such Governmental Authority, give Parent the opportunity to attend and participate.

                    (d)     In furtherance and not in limitation of the covenants of the parties contained in this Section 5.4, each of the parties hereto shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by a Governmental Authority or other Person with respect to the Transactions. Notwithstanding the foregoing or any other provision of this Agreement, the Company shall not, without Parent’s prior written consent, commit to any divestiture transaction or agree to any restriction on its business, and nothing in this Section 5.4 shall (i) limit any applicable rights a party may have to terminate this Agreement pursuant to Section 7.1 so long as such party has up to then complied in all material respects with its obligations under this Section 5.4, (ii) require Parent or Merger Sub to offer, accept or agree to (A) dispose, license or hold separate (in trust or otherwise) any part of its or the Company’s businesses, operations, assets or product lines (or a combination of Parent’s and the Company’s respective businesses, operations, assets or product lines), (B) not compete in any geographic area or line of business, (C) restrict the manner in which, or whether, Parent, the Company, the Surviving Corporation or any of their Affiliates may carry on business in any part of the world (including, but not limited to, any such party’s freedom of action with respect to future acquisitions of assets or businesses or its full rights of ownership with respect to any of its assets or businesses) and/or (D) accept any undertaking or condition, enter into any consent decree, accept any operational restriction, or take any other action that, in the reasonable judgment of Parent, could be expected to limit the right of Parent or the Surviving Corporation to own or operate all or any portion of their respective businesses or assets or (iii) require any party to this Agreement to contest or otherwise resist any administrative or judicial action or proceeding, including any proceeding by a private party, challenging any of the Transactions as violative of any Antitrust Law.

                     SECTION 5.5.     Merger Proposal.

                   (a)     As soon as practicable following the date of this Agreement: (i) each of the Company and Merger Sub shall cause a merger proposal (in the Hebrew language) substantially in the form attached as Exhibit A (each, a “Merger Proposal”) to be executed in accordance with Section 316 of the Israeli Companies Law; (ii) the Company and Merger Sub shall call the Company Shareholders Meeting and a general meeting of Merger Sub’s shareholder, respectively, and (iii) the Company and Merger Sub shall jointly deliver the Merger Proposal to the Companies Registrar within three days from the calling of such shareholders’ meetings. Each of the Company and Merger Sub shall cause a copy of its Merger Proposal to be delivered to its secured creditors, if any, no later than three days after the date on which the Merger Proposal is delivered to the Companies Registrar and shall promptly inform its respective non-secured creditors, if any, of its Merger Proposal and its contents in accordance with Section 318 of the Israeli Companies Law and the regulations promulgated thereunder.

                   (b)     Promptly after the Company and Merger Sub shall have complied with the preceding paragraph and with subsections (i) and (ii) below, but in any event no more than three business days following the date on which such notice was sent to the creditors, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the Companies Law, that notice was given to their respective creditors under Section 318 of the Israeli Companies Law and the regulations promulgated thereunder. In addition to the foregoing, each of the Company and, if applicable, Merger Sub, shall:

            (i)     Publish a notice to the Company’s creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered offices or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (A) two daily Hebrew newspapers circulated in Israel, on the day that the Merger Proposal is submitted to the Companies Registrar, (B) a newspaper circulated in New York City, no later than three business days following the day on which the Merger Proposal was submitted to the Companies Registrar and (C) if required, in such other manner as may be required by applicable Laws and regulations; and

            (ii)     Within four business days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the Israeli Companies Law) that the Company or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in subsection (i) above.

                     SECTION 5.6.     Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company and issued on a mutually agreed upon date promptly following the date hereof. Thereafter, neither the Company nor Parent shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to the Merger, this Agreement or the other Transactions without the prior written consent of the other party (in which case the party preparing any such public announcement shall provide the other party with a draft of such public announcement at least two business days prior to the date in which such public announcement is planned), except as may be required by Law or by any applicable listing agreement with a national securities exchange, TASE or Nasdaq as determined in the good faith judgment of the party proposing to make such release (in which case such party shall not issue or cause the publication of such press release or other public announcement without prior consultation with the other party).

                    SECTION 5.7.      Access to Information; Confidentiality. Subject to applicable Laws relating to the exchange of information, from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, afford to Parent and Parent’s representatives reasonable access during normal business hours to all of the Company’s and its Subsidiaries’ properties (including real properties), books, Contracts, commitments, records and correspondence (in each case, whether in physical or electronic form), officers, employees, accountants, counsel, financial advisors and other Representatives and the Company shall furnish promptly to Parent (i) a copy of each report, schedule and other document filed or submitted by it pursuant to the requirements of federal, state or foreign securities Laws (and the Company shall deliver to Parent a copy of each report, schedule and other document proposed to be filed or submitted by the Company pursuant to the requirements of federal or foreign securities Laws not less than two business days prior to such filing) and a copy of any communication (including “comment letters”) received by the Company from the SEC, ISA or TASE concerning compliance with securities Laws and (ii) all other information concerning its and its Subsidiaries’ business, properties and personnel as Parent may reasonably request. Such access shall include the right during normal business hours and upon reasonable notice, to enter any real property currently owned or leased by the Company, subject to approval of the property owner as may be required under applicable lease agreements, for the purpose of conducting engineering and/or environmental inspections and assessments including the right to obtain samples of air, soil, water, groundwater or other media. Except for disclosures permitted by the terms of the Confidential Disclosure Agreement, dated as of August 31, 2009, between Parent and the Company (as it may be amended from time to time, the “Confidentiality Agreement”), Parent shall hold information received from the Company pursuant to this Section 5.7 in confidence in accordance with the terms of the Confidentiality Agreement. No investigation, or information received, pursuant to this Section 5.7 shall modify any of the representations and warranties of the parties hereto.

                     SECTION 5.8.     Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any notice or other communication received by such party from any Governmental Authority in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, (ii) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Transactions, (iii) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause any representation or warranty made by such party contained in this Agreement (A) that is qualified as to materiality or Material Adverse Effect to be untrue and (B) that is not so qualified to be untrue in any material respect, and (iv) any material failure of such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.8 shall not (x) cure any breach of, or non-compliance with, any other provision of this Agreement or (y) limit the remedies available to the party receiving such notice.

                     SECTION 5.9.     Indemnification and Insurance.

                   (a)     Parent from and after the Effective Time and until seven years from the Effective Time, shall cause, unless otherwise required by Law, the articles of association, certificate of incorporation and by-laws (as applicable) and comparable organizational documents of the Surviving Corporation and each of its Subsidiaries to contain provisions no less favorable to the Indemnitees with respect to exculpation and limitation of liabilities of directors and officers than are set forth as of the date of the Effective Date in the Company Charter Documents and comparable organizational documents of the relevant Subsidiaries, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees with respect to exculpation and limitation of liabilities or insurance and indemnification. The Surviving Corporation shall indemnify the individuals who at or prior to the Effective Time were directors or officers of the Company (collectively, the “Indemnitees”) with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time, to the fullest extent (A) permitted by applicable Laws and (B) required by any indemnification agreement between the Company and any such director or officer as in effect as of the Effective Time.

                   (b)     Parent shall use its reasonable best efforts to cause the individuals serving as officers and directors of the Company immediately prior to the Effective Time who are then covered by the directors’ and officers’ liability insurance policy currently maintained by the Company (a correct and complete copy of which has heretofore been delivered to Parent) to be covered for a period of seven years from the Effective Time by such policy (provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous to the Indemnitees in any material respect than such policy) with respect to acts or omissions occurring prior to and at the Effective Time that were committed by such officers and directors in their capacity as such; provided, that in no event shall Parent be required to expend per year of coverage more than two hundred and fifty percent (250%) of the amount currently expended by the Company per year of coverage as of the date of this Agreement (the “Maximum Amount”) to maintain or procure insurance coverage pursuant hereto. If notwithstanding the use of reasonable best efforts to do so, Parent is unable to maintain or obtain the insurance called for by this paragraph, Parent shall obtain as much comparable insurance as available for the Maximum Amount. The Company may, with the prior written consent of Parent, prior to the Effective Time purchase a “tail policy” with respect to acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such; provided, that in no event shall the cost of such policy exceed the Maximum Amount and, if such a “tail policy” is purchased, Parent shall have no further obligations under this Section 5.9(b). The Indemnitees may be required to make reasonable application and provide reasonable and customary representations and warranties to applicable insurance carriers for the purpose of obtaining such insurance.

                    (c)     The Indemnitees to whom this Section 5.9 applies shall be third party beneficiaries of this Section 5.9. The provisions of this Section 5.9 are intended to be for the benefit of each Indemnitee and his or her heirs.

                     SECTION 5.10.     Securityholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any securityholder litigation against the Company and/or its directors relating to the Transactions, and no such settlement shall be agreed to without Parent’s prior consent, which shall not be unreasonably withheld.

                     SECTION 5.11.    Fees and Expenses. Except as otherwise provided in this Agreement, all fees and expenses incurred in connection with this Agreement, the Voting and Support Agreements, the Merger and the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

                     SECTION 5.12.     Israeli Tax Ruling.

                   (a)     As soon as practicable following the date of this Agreement, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling (which shall be confirmed by Parent prior to its submission) confirming that the conversion of Options and RSUs subject to Section 102 of the Ordinance in accordance with Section 2.3 shall not be regarded as a violation of the requisite holding period so long as the Option consideration or RSU consideration are deposited with the trustee of such Options and RSUs until the end of the respective holding period (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Options Tax Ruling”). The Company shall include a request to exempt the non-Israeli employees and consultants of the Company and its affiliates from Israeli Tax, and the Company, its affiliates and the Paying Agent from any withholding obligation, in the request for the Options Tax Ruling. Each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Options Tax Ruling. Subject to the terms and conditions hereof, the Company shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Options Tax Ruling, as promptly as practicable.

                   (b)     As soon as practicable following the date of this Agreement and no later than seven business days after the date hereof, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling (which shall be confirmed by Parent prior to its submission) that (i) with respect to holders of Company Ordinary Shares that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (a) exempting Parent, the Paying Agent and Surviving Corporation from any obligation to withhold Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to this Agreement including, without limitation, the Merger Consideration, or clarifying that no such obligation exists, or (b) clearly instructing Parent, the Paying Agent or Surviving Corporation how such withholding at source is to be executed, and in particular, with respect to the classes or categories of holders or former holders of the Company Ordinary Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non-Israeli residents; and (ii) with respect to holders of Company Ordinary Shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA): (a) exempting Parent, the Paying Agent and Surviving Corporation from any obligation to withhold Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to this Agreement including, without limitation, the Merger Consideration, or clarifying that no such obligation exists, or (b) clearly instructing Parent, the Paying Agent or Surviving Corporation how such withholding at source is to be executed, and in particular, with respect to the classes or categories of holders or former holders of the Company Ordinary from which Tax is to be withheld (if any), the rate or rates of withholding to be applied (the “Withholding Tax Ruling”), such ruling to be in form and substance to Parent’s reasonable satisfaction. Each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Withholding Tax Ruling. Subject to the terms and conditions hereof, the Company shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Withholding Tax Ruling, as promptly as practicable.

                     SECTION 5.13.     Classification. At or prior to Closing, the Company shall deliver or cause to be delivered to Parent, with respect to each product of the Company or any of its Subsidiaries, a CCATS ruling issued by the Bureau of Industry and Security (“BIS”), U.S. Department of Commerce, that identifies the Export Control Classification Number (“ECCN”) for that product, as determined by BIS.

                     SECTION 5.14.     Other Agreements. At or prior to the Closing, the Company shall take the action(s) set forth on Section 5.14 of the Company Disclosure Schedule.

ARTICLE VI

Conditions Precedent

                     SECTION 6.1.     Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

                    (a)     Company Shareholder Approval. The Company Shareholder Approval shall have been obtained in accordance with applicable Laws and the Company Charter Documents;

                    (b)     Antitrust. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired;

                    (c)     No Injunctions or Restraints. No Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal; and

                    (d)     Israeli Statutory Waiting Periods. At least 50 days shall have elapsed after the filing of the Merger Proposals with the Companies Registrar and at least 30 days shall have elapsed after the approval of the Merger by the shareholders of the Company and Merger Sub.

                     SECTION 6.2.     Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

                    (a)     Representations and Warranties. The representations and warranties of the Company contained in this Agreement that are qualified as to materiality or Company Material Adverse Effect shall be true and correct, and the representations and warranties of the Company contained in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date; provided, however, that the representations and warranties made in Sections 3.2 and 3.3 shall be true and correct in all respects as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date). Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect;

                    (b)     Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect;

                    (c)     No Litigation, Etc. There shall not be any action, investigation, proceeding or litigation instituted, commenced, pending or, to the Knowledge of the Company, threatened by or before any Governmental Authority that would or that seeks or is reasonably likely to (i) restrain, enjoin, prevent, prohibit or make illegal the acquisition of some or all of the shares of Company Ordinary Shares by Parent or Merger Sub or the consummation of the Merger or the other Transactions, (ii) impose limitations on the ability of Parent or its Affiliates effectively to exercise full rights of ownership of all shares of the Surviving Corporation, (iii) restrain, enjoin, prevent, prohibit or make illegal, or impose material limitations on, Parent’s or any of its Affiliates’ ownership or operation of all or any material portion of the businesses and assets of the Company and its Subsidiaries, taken as a whole, or, as a result of the Transactions, of Parent and its Subsidiaries, taken as a whole, (iv) as a result of the Transactions, compel Parent or any of its Affiliates to dispose of any shares of the Surviving Corporation or to dispose of or hold separate any material portion of the businesses or assets of the Company and its Subsidiaries, taken as a whole, or of Parent and its Subsidiaries, taken as a whole, or (v) impose damages on Parent, the Company or any of their respective Subsidiaries as a result of the Transactions in amounts that are material in relation to the Company or the Transactions;

                    (d)     No Restraint. No Restraint that could reasonably be expected to result, directly or indirectly, in any of the effects referred to in Section 6.2(c) shall be in effect;

                    (e)     Director Resignations. Parent shall have received written resignation letters from each of the members of the respective board of directors of the Company and its Subsidiaries, or other evidence of their removal, effective as of the later of the Closing or the appointment of at least one Parent-nominated director;

                    (f)     No Governmental Action. There shall not be any action, investigation, proceeding or litigation instituted, commenced, pending, or to the Knowledge of the Company, threatened by or before any Governmental Authority in which a Governmental Authority is a party, nor shall there be any Restraint in effect, that would or is reasonably likely to result in a Governmental Investigation or in Governmental Damages being imposed on Parent or the Surviving Corporation or any of their respective Affiliates. As used herein, (i) “Governmental Damages” shall mean (A) any penalties or fines paid or payable to a Governmental Authority, or (B) any restitution paid or payable to a third party, in the case of each of clauses (A) and (B), resulting from the (x) conviction (including as a result of the entry of a guilty plea, a consent judgment or a plea of nolo contendre) of the Company or any of its Subsidiaries of a crime or (y) settlement with a Governmental Authority for the purpose of closing a Governmental Investigation; provided, however, that any de minimis penalties, fines or payments shall not be deemed to be Governmental Damages; and (ii) “Governmental Investigation” shall mean an investigation by a Governmental Authority for the purpose of imposing criminal sanctions other than de minimis penalties, fines or payments;

                    (g)     Consents. The Company shall have obtained those approvals, consents or waivers listed on Section 6.2(g) of the Company Disclosure Schedule in a form reasonably satisfactory to Parent and copies thereof shall have been delivered to Parent.

                     SECTION 6.3.     Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

                    (a)     Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement that are qualified as to materiality or Parent Material Adverse Effect shall be true and correct, and the representations and warranties of Parent and Merger Sub contained in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect;

                    (b)     Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect; and

                     SECTION 6.4.     Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to use its reasonable best efforts to consummate the Merger and the other Transactions, as required by and subject to Section 5.4.

ARTICLE VII

Termination

                     SECTION 7.1.     Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time:

                   (a)     by the mutual written consent of the Company and Parent duly authorized by each of their respective Boards of Directors; or

                    (b)     by either of the Company or Parent:

            (i)     if the Merger shall not have been consummated on or before the Termination Date, provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to a party if the failure of the Merger to have been consummated on or before the Termination Date was primarily due to the failure of such party to perform any of its obligations under this Agreement;

            (ii)     if any Restraint having the effect set forth in Section 6.1(c) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a party if such Restraint was primarily due to the failure of such party to perform any of its obligations under this Agreement; or

            (iii)     if the Company Shareholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof; provided, however, that the right of the Company to terminate this Agreement under this Section 7.1(b)(iii) shall not be available to it if it has failed to comply in all material respects with its obligations under Section 5.1 or 5.3; or

                    (c)     by Parent:

            (i)     if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of the Company set forth in this Agreement shall fail to be true), which breach or failure (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 6.2(a) or (b) and (B) is incapable of being cured, or is not cured, by the Company within fifteen calendar days following receipt of written notice from Parent of such breach or failure;

            (ii)     if any Restraint having the effect of granting or implementing any relief referred to Section 6.2(c) shall be in effect and shall have become final and nonappealable;

            (iii)     if (A) a Company Adverse Recommendation Change shall have occurred or (B) the Board of Directors of the Company or any committee thereof (x) shall not have rejected any Takeover Proposal within three business days of the making thereof (including, for these purposes, by taking no position with respect to the acceptance by the Company’s shareholders of a tender offer or exchange offer, which shall constitute a failure to reject such Takeover Proposal) or (y) shall have failed to publicly reconfirm the Company Board Recommendation within three business days after receipt of a written request from Parent that it do so if such request is made following the making by any Person of a Takeover Proposal; or

            (iv)     if after the date of this Agreement there shall have occurred any events or changes that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect;

                    (d)     by the Company, if Parent shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of Parent set forth in this Agreement shall fail to be true), which breach or failure (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 6.3(a) or (b) and (B) is incapable of being cured, or is not cured, by Parent within fifteen calendar days following receipt of written notice from the Company of such breach or failure.

                     SECTION 7.2.     Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than the provisions of the first sentence of Section 3.18, the penultimate sentence of Section 5.7, Sections 5.10, 5.11, 7.2 and 7.3, and Article VIII, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates, except (i) the Company may have liability as provided in Section 7.3, and (ii) nothing shall relieve any party from liability for fraud or any willful breach of this Agreement.

                     SECTION 7.3.     Termination Fee.

                    (a)     In the event that:

            (i)     (A) the Company receives a Takeover Proposal or a Takeover Proposal shall have been made directly to its shareholders generally or any Person shall have publicly announced an intention (whether or not conditional or withdrawn) to make a Takeover Proposal, and thereafter, (B) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(i) (but only if a vote to obtain the Company Shareholder Approval has not been held) and (C) the Company enters into a definitive agreement with respect to, or consummates, a transaction contemplated by any Takeover Proposal within 12 months of the date this Agreement is terminated;

            (ii)     (A) the Company receives a Takeover Proposal or a Takeover Proposal shall have been made directly to its shareholders generally or any Person shall have publicly announced an intention (whether or not conditional or withdrawn) to make a Takeover Proposal, and thereafter, (B) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(iii), and (C) the Company enters into a definitive agreement with respect to, or consummates, a transaction contemplated by any Takeover Proposal within 12 months of the date this Agreement is terminated;

         (iii)     (A) the Company receives a Takeover Proposal or a Takeover Proposal shall have been made directly to its shareholders generally or any Person shall have publicly announced an intention (whether or not conditional or withdrawn) to make a Takeover Proposal, (B) this Agreement is terminated by Parent pursuant to Section 7.1(c)(i), and (C) the Company enters into a definitive agreement with respect to, or consummates, a transaction contemplated by any Takeover Proposal within 12 months of the date this Agreement is terminated; or

                    (iv)     this Agreement is terminated by Parent pursuant to Section 7.1(c)(iii);

then in any such event under clause (i), (ii), (iii) or (iv) of this Section 7.3(a), the Company shall pay to Parent a termination fee equal to $3,543,747 less any amounts actually paid to Parent pursuant to the next paragraph of this Section 7.3(a) in cash (the “Termination Fee”).

          In the event that the Company receives a Takeover Proposal or a Takeover Proposal shall have been made directly to its shareholders generally or any Person shall have publicly announced an intention (whether or not conditional or withdrawn) to make a Takeover Proposal, and thereafter this Agreement is terminated by (x) the Company or Parent pursuant to Section 7.1(b)(i) and no Termination Fee is immediately payable in respect thereof pursuant to Section 7.3(a)(i), (y) by the Company or Parent pursuant to Section 7.1(b)(iii) and no Termination Fee is immediately payable in respect thereof pursuant to Section 7.3(a)(ii) or (z) the Parent pursuant to Section 7.1(c)(i) and no Termination Fee is immediately payable in respect thereof pursuant to Section 7.3(a)(iii), then in each such case under such clause (x), (y) or (z), the Company shall pay to Parent all of the Expenses of Parent and Merger Sub in accordance with Section 7.3(b). As used herein, “Expenses” shall mean all out-of-pocket fees and reasonably documented expenses (including all fees and reasonably documented expenses of counsel, accountants, financial advisors and investment bankers to Parent and its Affiliates), up to $2,500,000 in the aggregate, incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the filing of any required notices under applicable Antitrust Laws or other regulations and all other matters related to the Merger and the other Transactions.

                    (b)     Any payment required to be made pursuant to clause (i), (ii) or (iii) of Section 7.3(a) shall be made to Parent promptly following the earlier of the execution of a definitive agreement with respect to, or the consummation of, any transaction contemplated by a Takeover Proposal (and in any event not later than two business days after delivery to the Company of notice of demand for payment); any payment required to be made pursuant to clause (iv) of Section 7.3(a) shall be made to Parent promptly following termination of this Agreement by Parent pursuant to Section 7.1(c)(iii) (and in any event not later than two business days after delivery to the Company of notice of demand for payment); and, in circumstances in which Expenses are payable, such payment shall be made to Parent not later than five business days after delivery to the Company of an itemization setting forth in reasonable detail all Expenses of Parent and Merger Sub (which itemization may be supplemented and updated from time to time by such party until the 60th day after such party delivers such notice of demand for payment). All such payments shall be made by wire transfer of immediately available funds to an account to be designated by Parent.

                    (c)     In the event that the Company shall fail to pay the Termination Fee and/or Expenses required pursuant to this Section 7.3 when due, such fee and/or Expenses, as the case may be, shall accrue interest for the period commencing on the date such fee and/or Expenses, as the case may be, became past due, at a rate equal to the rate of interest publicly announced by Citibank, in the City of New York from time to time during such period, as such bank’s Prime Lending Rate. In addition, if the Company shall fail to pay such fee and/or Expenses, as the case may be, when due, the Company shall also pay to Parent all of Parent’s costs and expenses (including attorneys’ fees) in connection with efforts to collect such fee and/or Expenses, as the case may be. The Company acknowledges that the fee, Expenses and the other provisions of this Section 7.3 are an integral part of the Transactions and that, without these agreements, Parent would not enter into this Agreement.

ARTICLE VIII

Miscellaneous

                    SECTION 8.1.     No Survival, Etc. Except as otherwise provided in this Agreement, the representations, warranties and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any Person controlling any such party or any of their officers, directors or representatives, whether prior to or after the execution of this Agreement, and no information provided or made available, including any projections, forecasts or estimates of the Company and its Subsidiaries, shall be deemed to be disclosed in this Agreement or in the Company Disclosure Schedule, except to the extent actually set forth herein or therein. Parent and Merger Sub understand and agree that they are acquiring the Company pursuant to this Agreement without reliance upon any express or implied representations or warranties of any nature, whether in writing, orally or otherwise, made by or on behalf of or imputed to the Company or any of its Subsidiaries, except for the representations and warranties made by the Company that are expressly set forth in this Agreement. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or, except as otherwise provided in Section 7.2, upon the termination of this Agreement pursuant to Section 7.1, as the case may be, except that the agreements set forth in Article II and Sections 5.9 and 5.11 and any other agreement in this Agreement which contemplates performance after the Effective Time shall survive the Effective Time indefinitely and those set forth in Sections 5.10, 5.11, 7.2 and 7.3 and this Article VIII shall survive termination indefinitely. The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Effective Time.

                    SECTION 8.2.     Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Shareholder Approval, by written agreement of the parties hereto, by action taken by their respective Boards of Directors; provided, however, that following approval of the Transactions by the shareholders of the Company, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the shareholders of the Company without such approval.

                    SECTION 8.3.     Extension of Time, Waiver, Etc. At any time prior to the Effective Time, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                    SECTION 8.4.     Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any wholly owned Subsidiary of Parent, but no such assignment shall relieve Merger Sub of any of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.4 shall be null and void.

                    SECTION 8.5.     Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

                    SECTION 8.6.     Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Company Disclosure Schedule, the Voting and Support Agreements, the Limited Guaranty and the Confidentiality Agreement (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof and (b) except for the provisions of Section 5.9, are not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

                     SECTION 8.7.     Governing Law; Jurisdiction; Waiver of Jury Trial.

                   (a)     This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within that State, provided, however, that (i) matters involving the internal corporate affairs of Parent, Merger Sub or the Company shall be governed by the Laws of the jurisdiction in which such corporation is organized and (ii) provisions related to the Merger that are required under Israeli Law to be governed by Israeli Law shall be so governed.

                   (b)     All actions and proceedings arising out of or relating to this Agreement and the documents referred to herein shall be heard and determined in the Chancery Court of the State of Delaware or any federal court sitting in the State of Delaware, and the parties hereto hereby irrevocably submit to the exclusive jurisdiction of such courts (and, in the case of appeals, appropriate appellate courts therefrom) in any such action or proceeding and irrevocably waive, and agree not to assert, that it is not subject thereto or that such action or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or inconvenient or that this Agreement or any such document may not be enforced in or by such courts. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

                   (c)     Each of the parties hereto hereby irrevocably waives any and all rights to trial by jury in any legal proceeding arising out of or related to this Agreement.

                    SECTION 8.8.     Specific Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chancery Court of the State of Delaware or any federal court sitting in the State of Delaware or, to the extent that either the Chancery Court of the State of Delaware or any federal court sitting in the State of Delaware does not have jurisdiction, in the Superior Court of the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity.

                    SECTION 8.9.     Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

                    If to Parent or Merger Sub, to:

Abbott Laboratories
100 Abbott Park Road
3MDG Bldg. AP6C-2
Abbott Park, Illinois 60064
Attention: Executive Vice President, Diagnostics
Facsimile: (847) 937-5159

with a copy to:

Abbott Laboratories
100 Abbott Park Road
Dept. 0364, Bldg. AP6D
Abbott Park, Illinois 60064
Attention: General Counsel
Facsimile: (847) 937-3966

with copies (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attention: Michael J. Aiello
Facsimile: (212) 310-8007

and

Herzog, Fox & Neeman
Asia House
4 Weizmann Street
Tel Aviv, 64239, Israel
Attention: Alan Sacks
Facsimile: +972-3-696-6464

If to the Company, to:

Starlims Technologies Ltd.
32B Habarzel Street
Tel-Aviv 69710
Israel
Attention: Chaim Friedman
Facsimile: +972-3-647-4373

with copies (which shall not constitute notice) to:

Carter Ledyard & Milburn LLP
2 Wall Street, New York, NY 10005
Attention: Steven J. Glusband, Esq.
Facsimile: (212) 732-3232

and

Lahav, Litvak-Abadi & Co.
52 Menachem Begin
Sonol Tower, 21st Floor
Tel Aviv 67137, Israel
Attention: Nira Lahav, Adv.
Facsimile: +972-3-688-2021

or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 P.M. in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

                    SECTION 8.10.     Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Laws in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

                    SECTION 8.11.     Definitions.

                    (a)     As used in this Agreement, the following terms have the meanings ascribed thereto below:

                    “102 Trustee” means the trustee appointed by the Company in accordance with the provisions of the Ordinance, and approved by the Israeli Taxing Authority, with respect to Company 102 Securities.

                    “Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

                    “Benefits” means pensions, gratuities, lump sums, allowances or other similar benefits on or in connection with retirement, death, termination of employment (whether voluntary or not), in periods of disablement or ill-health (during or after employment), on the attainment of a particular age or a particular number of years’ service or in connection with any change in the nature of service of an employee to or for the benefit of an employee or an employee’s dependants.

                    “business day” shall mean a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York or the State of Israel are authorized or required by Law to be closed.

                    “Company 102 Securities” means (i) Options granted under Section 102(b)(2) of the Ordinance, or granted under Section 102 of the Ordinance prior to January 1, 2003, and (ii) Company Ordinary Shares issued upon the exercise of any such Options and held by the 102 Trustee pursuant to the Ordinance.

                    “Exclusivity Agreement” shall mean that certain Exclusivity Agreement, dated as of September 29, 2009, by and between Parent and Company.

                    “GAAP” shall mean generally accepted accounting principles in the United States as of the date hereof.

                    “Governmental Authority” shall mean any government, court, arbitrator, regulatory or administrative agency, commission or authority or other governmental instrumentality, federal, state or local, domestic, foreign or multinational.

                    “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

                    “Knowledge” shall mean, with respect to the Company, the actual knowledge after due inquiry of the persons listed in Section 8.11(a) of the Company Disclosure Schedule.

                    “Permitted Exceptions” means (i) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance which have been delivered to Parent; (ii) statutory liens for current Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings, provided an appropriate reserve has been established therefor in the Filed Company SEC Statements in accordance with GAAP; (iii) mechanics’, carriers’, workers’, and repairers’ Liens arising or incurred in the ordinary course of business that are not material to the business, operations and financial condition of the Company Property so encumbered and that are not resulting from a breach, default or violation by the Company or any of the Subsidiaries of any Contract or Law; and (iv) zoning, entitlement and other land use and environmental regulations by any Governmental Authority, provided that such regulations have not been violated.

                    “Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.

                    “Subsidiary” when used with respect to any party, shall mean any corporation, limited liability company, partnership, association, trust or other entity the accounts of which would be consolidated with those of such party in such party’s consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than fifty percent (50%) of the equity or more than fifty percent (50%) of the ordinary voting power (or, in the case of a partnership, more than fifty percent (50%) of the general partnership interests) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party.

                    “Termination Date” shall mean nine months from the date hereof.

                    “UK Pension Scheme” means the Standard Life Stakeholder pension scheme as designated by the UK Subsidiary for the UK Subsidiary Employees or such other defined contribution schemes (as defined by Section 181 Pension Schemes Act 1993).

                    “UK Subsidiary” means STARLIMS Europe Limited (formerly known as Lab Data Management Limited).

                    “UK Subsidiary Employees” means any employee who is (i) employed by the UK Subsidiary; or (ii) employed pursuant to United Kingdom Laws.

                    “Transactions” refers collectively to this Agreement and the transactions contemplated hereby, including the Merger, and the Voting and Support Agreements and the transactions contemplated thereby.

The following terms are defined on the page of this Agreement set forth after such term below:

Agreement	2	Company Charter Documents	10
Antitrust Laws	50	Company Common Stock	4
Balance Sheet Date	16	Company Contracts	30
Bankruptcy and Equity Exception	12	Company Disclosure Schedule	9
Benefited Enterprise Ruling	20	Company Intellectual Property	32
BIS	56	Company Israeli Documents	14
Certificate	4	Company Material Adverse Effect	9
Certificate of Merger	3	Company Plans	23
Closing	3	Company Properties	31
Closing Date	3	Company Property	31
Code	7	Company SEC Documents	14
Companies Registrar	3	Company Stock Plans	8
Company	2	Company Stockholder Approval	13
Company Adverse Recommendation Change	48	Company Stockholders Meeting	43
Company Adverse Recommendation Notice	48	Company Technology	33
Company Board Recommendation	43	Computer Systems	35
Copyrights	33	Confidentiality Agreement	53
ECCN	56	Contract	12
Effective Time	3	Option Consideration	7
Engagement Letter	36	Option Schedule	8
Environmental Laws	28	Options Tax Ruling	55
Environmental Liabilities	29	Ordinance	7
ERISA	23	Owned Properties	31
ERISA Affiliate	23	Owned Property	31
Exchange Act	13	Parent	2
Expenses	62	Parent Material Adverse Effect	41
Fairness Opinion	36	Patents	33
Filed Company SEC Documents	16	Paying Agent	5
Financial Advisors	36	Permits	17
Government Contract	40	Personal Property Leases	37
Government Subcontract	40	Policies	36
Governmental Damages	58	Proxy Statement	43
Governmental Investigation	58	Publicly Available Software	33
Grants	20	Real Property Lease	31
Hazardous Materials	29	Real Property Leases	31
Indemnitees	54	Related Persons	40
Intellectual Property Rights	33	Release	29
ISA	14	Representatives	47
Israeli Companies Law	2	Restraints	57
Israeli Employees	26	RSU	7
ITA	19	RSU Consideration	7
Laws	17	Software	33
Liens	10	Subsidiary Documents	10
Marks	33	Superior Proposal	49
Material Adverse Effect	9	Surviving Corporation	2
Material Contract	30	Takeover Proposal	49
Maximum Amount	54	Tax Return	23
Merger	2	Taxes	23
Merger Consideration	4	Technology	33
Merger Proposal	52	Termination Fee	62
Merger Sub	2	Trade Secrets	33
Option	7	Voting and Support Agreements	2
		WARN	25

                     SECTION 8.12.     Interpretation.

                   (a)     When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any statute defined or referred to herein or in any agreement or instrument that is referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

                   (b)     The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

[signature page follows]

i

ii

iii

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

ABBOTT INVESTMENTS
LUXEMBOURG SARL

By:	/s/ Anita Bakker
Name: Anita Bakker
Title: Director

SCORPIO DESIGNATED
CORPORATION LTD.

By:	/s/ Thomas C. Freyman
Name: Thomas C. Freyman
Title: Authorized Person

STARLIMS TECHNOLOGIES LTD.

By:	/s/ Itschak Friedman
Name: Itschak Friedman
Title: CEO

STARLIMS TECHNOLOGIES LTD.

By:	/s/ Chaim Friedman
Name: Chaim Friedman Title: CFO

Appendix B

Three World Financial Center 200 Vesey Street New York, NY 10281-8098

December 13, 2009

STRICTLY PRIVATE AND CONFIDENTIAL

The Board of Directors
Starlims Technologies Ltd.
32B Habarzel Street
Tel Aviv 69710 Israel

Members of the Board:

          You have requested our opinion as to the fairness, from a financial point of view, to the holders of the ordinary shares, par value NIS 1 per share (the “Company Ordinary Shares”), of Starlims Technologies Ltd., an Israeli company (the “Company”), other than those holders who are parties to the Voting and Support Agreements (the “Public Shareholders”) of the Merger Consideration (as defined below) proposed to be paid by Abbott Investments Luxembourg SARL (“Parent”) in the proposed merger of a wholly-owned subsidiary of Parent (“Acquisition Sub”) with and into the Company, pursuant to the terms and conditions of the draft Agreement and Plan of Merger dated as of December 10, 2009 (the “Latest Draft Agreement”). Capitalized terms used herein shall have the meanings used in the Latest Draft Agreement unless otherwise defined herein.

          The Latest Draft Agreement provides, among other things, that Acquisition Sub will merge with and into the Company pursuant to the provisions of the Israeli Companies Law 5759-1999 (the “Merger”), and the Company will continue as a wholly-owned subsidiary of Parent. Further, subject to certain adjustments contained in the Latest Draft Agreement, at the Effective Time of the Merger, (i) each ordinary share of Acquisition Sub issued and outstanding immediately prior to such Effective Time will be converted into and become one validly issued, fully paid and non-assessable Company Ordinary Share, (ii) each Company Ordinary Share will be converted into the right to receive $14.00 in cash, without interest (the “Merger Consideration”). The Latest Draft Agreement also provides, among other things, that the Company will take all actions necessary to provide that, immediately prior to the Effective Time: (i) each Option (whether or not then vested or exercisable) will be cancelled, terminated and converted at the Effective Time into the right to receive a cash amount equal to the Merger Consideration less the exercise price payable with respect to such Company Ordinary Share subject to such Option, and (ii) each RSU (whether or not then vested) will be cancelled, terminated and converted at the Effective Time into the right to receive a cash amount equal to the Merger Consideration the holder would have been entitled to receive had such RSU been vested in full and settled immediately before the Effective Time, unless otherwise agreed to by the parties thereto. The terms and conditions of the Merger are set forth more fully in the Latest Draft Agreement.

          RBC Capital Markets Corporation (“RBC”), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

          Tamir Fishman & Co. LTD. (“TF”), RBC’s strategic partner in Israel, performs various investment banking services, including mergers and acquisitions, underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for businesses, their securities and other purposes.

          RBC and TF have been engaged to provide an opinion to the Board of Directors of the Company, and we have received a non-refundable fee for our services in connection with our engagement by the Company and will be entitled to receive an additional fee for our services upon delivery of this opinion, neither of which was or is contingent upon whether our opinion is accepted or the Merger is consummated. In addition, subject to the terms of our engagement letter dated December 2, 2009, the Company has agreed to indemnify us for certain liabilities that may arise out of our engagement. In the ordinary course of business, RBC may act as a market maker and broker in the publicly traded securities of the Company and receive customary compensation, and RBC and TF may also actively trade securities of the Company for their own respective accounts and the accounts of their customers, and, accordingly, RBC, TF and their respective affiliates may hold a long or short position in such securities.

          For the purposes of rendering our opinion, we have undertaken such review and inquiries as we deemed necessary or appropriate under the circumstances, including the following: (i) we reviewed the financial terms of the Latest Draft Agreement; (ii) we reviewed and analyzed certain publicly available financial and other data with respect to the Company and certain other relevant historical operating data relating to the Company made available to us from published sources and from the internal records of the Company; (iii) we conducted discussions with members of the senior management of the Company with respect to the business prospects and financial outlook of the Company, without giving effect to the Merger; (iv) we reviewed financial information and estimates relating to the Company that were provided to us by the Company’s management (the “Company Forecasts”); (v) we reviewed the reported prices and trading activity for the Company’s publicly traded securities; and (vi) we performed such other studies and analyses as we deemed appropriate.

          In arriving at our opinion, we performed the following analysis, in addition to the review, inquiries and analyses referred to in the preceding paragraph: (i) we compared selected market valuation metrics of publicly-traded companies that we deemed comparable to the Company with metrics implied by the Merger Consideration; (ii) we compared market valuation metrics, the extent publicly available, of selected precedent transactions with the market valuation metrics implied by the Merger Consideration; (iii) we prepared a discounted cash flow analysis using the Company Forecasts; and (iv) we compared the premiums paid on selected precedent transactions with the premium implied by the Merger Consideration.

          Several analytical methodologies have been employed and no one method of analysis should be regarded as critical to the overall conclusion we have reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions we have reached are based on all the analysis and factors presented, taken as a whole, and also on application of our own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. We therefore give no opinion as to the value or merit standing alone of any one or more parts of the analyses.

          In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all of the information that was publicly available to us and all of the financial, legal, tax, operating and other information provided to or discussed with us by the Company (including, without limitation, the financial statements and related notes thereto of the Company), and have not assumed responsibility for independently verifying and have not independently verified such information. We have assumed that the Company Forecasts provided were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the Company’s management as to the Company’s financial performance as a standalone entity, and express no view or opinion as to any aspect of the Company Forecasts or the assumptions upon which they were based. We have further relied upon the assurances of the Company’s management that they are unaware of any facts that would make the Company Forecasts incomplete or misleading.

          In rendering our opinion, we have not assumed any responsibility to perform, and have not performed, an independent evaluation or appraisal of any of the assets or liabilities of the Company. We have not assumed any obligation to conduct, and have not conducted, any physical inspection of the property or facilities of the Company. We have not investigated, and make no assumption regarding, any litigation or other claims affecting the Company.

          We have assumed, in all respects material to our analysis, that all conditions to the consummation of the Agreement will be satisfied without waiver thereof, that the representations and warranties of each party contained in the Agreement are true and correct and that each party will perform all of the covenants and agreements required to be performed by it under the Agreement. We have further assumed that the executed version of the Agreement will not differ, in any respect material to our opinion, from the Latest Draft Agreement. In addition, we have relied upon the Company to advise us promptly if any information previously provided to us has become inaccurate or is required to be updated during our review.

          Our opinion speaks only as of the date hereof, is based on the conditions as they currently exist and information which we have been supplied as of the date hereof, and is without regard to any market, economic, financial, legal or other circumstances or event of any kind or nature which may exist or occur after such date. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon events occurring after the date hereof and do not have an obligation to update, revise or reaffirm this opinion. We are not expressing any opinion herein as to the prices at which the Company Ordinary Shares have traded or will trade following the announcement of the signing of the Agreement or the consummation of the Merger.

          The opinion expressed herein is provided for the information and assistance of the Board of Directors of the Company in connection with the proposed Merger. We express no opinion and make no recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Merger or the Latest Draft Agreement. This letter should not be construed as creating a fiduciary duty on the part of RBC or TF to any shareholder of the Company, and all advice and opinions (written and oral) rendered by RBC and TF are intended solely for the use and benefit of the Board of Directors of the Company. Such advice or opinions may not be reproduced, summarized, excerpted from or referred to in any public document or given to any other person without the prior written consent of RBC and TF. If required by applicable law, such opinion may be included in any disclosure document filed by the Company with the Securities and Exchange Commission and/or the Israel Securities Authority with respect to the Merger; provided however, that such opinion must be reproduced in full and that any description of or reference to RBC and TF be in a form reasonably acceptable to RBC and TF, respectively, and their respective counsel. Neither RBC nor TF shall have any responsibility for the form or content of any such disclosure document, other than the opinion itself.

          Our opinion does not address the merits of the underlying decision by the Company to engage in the Merger or the relative merits of the Merger compared to any alternative business strategy or transaction in which the Company may engage.

          Our opinion addresses solely the fairness of the Merger Consideration, from a financial point of view, to the Public Shareholders. Our opinion does not in any way address other terms or arrangements of the Merger or the Latest Draft Agreement, including, without limitation, the financial or other terms of any voting agreement or any other ancillary agreement contemplated by the Latest Draft Agreement, nor does our opinion address the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the public holders of Company Ordinary Shares.

          Our opinion has been approved by RBC’s Fairness Opinion Committee.

          Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the Public Shareholders of the Company.

Very truly yours,

RBC Capital Markets Corporation

Tamir Fishman & Co. LTD.

Appendix C

FORM OF VOTING AND SUPPORT AGREEMENT

VOTING AND SUPPORT AGREEMENT (this “Agreement”), dated as of December 14, 2009, by and among Abbott Investments Luxembourg Sarl, a company organized under the laws of Luxembourg (“Parent”), Scorpio Designated Corporation Ltd., an Israeli corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and the undersigned Shareholder (the “Shareholder”) of Starlims Technologies Ltd., an Israeli corporation (the “Company”).

WHEREAS, the Company, Parent and Merger Sub entered into an Agreement and Plan of Merger as of the date hereto (the “Merger Agreement”);

WHEREAS, capitalized terms used but not defined in this Agreement have the meanings ascribed to them in the Merger Agreement;

WHEREAS, as of the date hereof, Shareholder is the record and beneficial owner of [●] ordinary shares, par value NIS 1.00 per share, of the Company (such Shares, together with any other shares of Company Ordinary Shares acquired by Shareholder after the date hereof, being collectively referred to herein as the “Shareholder Shares”);

WHEREAS, as a condition to their willingness to enter into the Merger Agreement, Parent and Merger Sub have required that Shareholder enter into this Agreement; and,

WHEREAS, in order to induce Parent and Merger Sub to enter into the Merger Agreement, the Company asked the Shareholder to enter into this voting and support agreement with Parent and Merger Sub, and Shareholder has agreed and is willing to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:

1.      Agreements of Shareholder.

(a)           Voting.  From the date hereof until any termination of this Agreement in accordance with its terms, at any meeting of the shareholders of the Company however called (or any action by written consent in lieu of a meeting) or any adjournment thereof, Shareholder shall vote all Shareholder Shares (or cause them to be voted) or (as appropriate) execute written consents in respect thereof, (i) in favor of the adoption of the Merger Agreement and the approval of the Transactions, (ii) against any action or agreement (including, without limitation, any amendment of any agreement) that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Merger Agreement, (iii) against any Takeover Proposal and (iv) against any agreement (including, without limitation, any amendment of any agreement), amendment of the Company Charter Documents or other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage the consummation of the Merger.  Any such vote shall be cast (or consent shall be given) by Shareholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote (or consent).

(b)           Proxy.  In furtherance of Shareholder’s agreement in Section 1(a), but subject to the following sentence, Shareholder hereby appoints HFN Trust Company Ltd. and HFN Trust Company Ltd.’s designees, and each of them individually, as Shareholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of Shareholder, to vote all Shareholder Shares (at any meeting of shareholders of the Company however called or any adjournment thereof), or to execute one or more written consents in respect of the Shares, (i) in favor of the adoption of the Merger Agreement and the approval of the Transactions, (ii) against any action or agreement (including, without limitation, any amendment of any agreement) that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Merger Agreement, (iii) against any Takeover Proposal and (iv) against any agreement (including, without limitation, any amendment of any agreement), amendment of the Company Charter Documents or other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage the consummation of the Merger.  Such proxy shall (A) be valid and irrevocable until the termination of this Agreement in accordance with Section 3 hereof and (B) automatically terminate upon the termination of this Agreement in accordance with Section 3 hereof.  Shareholder represents that any and all other proxies heretofore given in respect of the Shareholder Shares are revocable, and that such other proxies have been revoked.  Shareholder affirms that the foregoing proxy is: (x) given (I) in connection with the execution of the Merger Agreement and (II) to secure the performance of Shareholder’s duties under this Agreement, (y) coupled with an interest and may not be revoked except as otherwise provided in this Agreement and (z) intended to be irrevocable prior to termination of this Agreement.  All authority herein conferred shall survive the death or incapacity of Shareholder and shall be binding upon the heirs, estate, administrators, personal representatives, successors and assigns of Shareholder.

(c)           Restriction on Transfer; Proxies; Non-Interference; etc.  From the date hereof until any termination of this Agreement in accordance with its terms, Shareholder shall not directly or indirectly (i) sell, transfer (including by operation of Law), give, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, gift, pledge, encumbrance, assignment or other disposition of, any Shareholder Shares (or any right, title or interest thereto or therein), (ii) deposit any Shareholder Shares into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Shareholder Shares, (iii) take any action that would make any representation or warranty of Shareholder set forth in this Agreement untrue or incorrect or have the effect of preventing, disabling or delaying Shareholder from performing any of its obligations under this Agreement or (iv) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i), (ii) or (iii) of this Section 1(c).

(d)           No Solicitation.  The Shareholder shall not, directly or indirectly, through any Representative or otherwise, take an action prohibited by Section 5.3 of the Merger Agreement.

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(e)           Information for Proxy Statement; Publication.  Shareholder consents to Parent and Merger Sub publishing and disclosing in any filing required under applicable Law the Shareholder’s identity and ownership of Company Ordinary Shares and the nature of Shareholder’s commitments, arrangements and understandings under this Agreement.  Shareholder represents and warrants to Parent and Merger Sub that none of the information relating to such Shareholder and his, her or its Affiliates provided by or on behalf of such Shareholder or his, her or its Affiliates for inclusion in any such filing will, at the time the such filing is made or distributed, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Shareholder shall not issue any press release or make any other public statement with respect to this Agreement, the Merger Agreement or the Transactions without the prior written consent of Parent, except as may be required by applicable Law.

2.      Representations and Warranties of Shareholder.  Shareholder hereby represents and warrants to Parent and Merger Sub as follows:

(a)           Authority.  Shareholder has all necessary power and authority to execute and deliver this Agreement and to perform his obligations under this Agreement.  This Agreement has been duly executed and delivered by Shareholder and, assuming due and valid authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms.

(b)           Consents and Approvals; No Violations.  Other than filings under the Exchange Act and other than such as, if not made, obtained or given, would not reasonably be expected to prevent or delay the performance by Shareholder of any of his obligations under this Agreement, no notices, reports or other filings are required to be made by Shareholder with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by such Shareholder from, any Governmental Authority or any other Person or entity, in connection with the execution and delivery of this Agreement by the Shareholder. The execution, delivery and performance of this Agreement by Shareholder does not, and the consummation by Shareholder of the transactions contemplated hereby will not, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, modification or acceleration) (whether after the giving of or the passage of time of both) under any contract, agreement, arrangement or commitment to which Shareholder is a party or which is binding on him or his assets and will not result in the creation of any Lien on any of the assets or properties of Shareholder (other than the Shares), except for such violations, breaches, defaults, terminations, cancellations, modifications, accelerations or Liens as would not reasonably be expected to prevent or delay the performance by Shareholder of any of his obligations under this Agreement.

(c)           Ownership of Shares.  Shareholder owns, beneficially and of record, all of the Shareholder Shares.  [Except as set forth on that certain Voting Agreement by and among Shareholder, [Itschak/Chaim Friedman] and Dinu Toiba dated as of October 31, 1993, as amended (the “1993 Agreement”),] Shareholder owns all of the Shareholder Shares free and clear of any proxy, voting restriction, adverse claim or other Lien (other than proxies and restrictions in favor of Parent and Merger Sub pursuant to this Agreement).  Without limiting the foregoing, except for proxies and restrictions in favor of Parent and Merger Sub pursuant to this Agreement, [and as set forth in the 1993 Agreement,] Shareholder has sole voting power and sole power of disposition with respect to all Shareholder Shares, with no restrictions on Shareholder’s rights of voting or disposition pertaining thereto and no Person other than Shareholder has any right to direct or approve the voting or disposition of any Shareholder Shares.  As of the date hereof, Shareholder does not own, beneficially or of record, any securities of the Company other than the Company Ordinary Shares which constitute Shareholder Shares and the Options listed on Schedule 2(c).

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(d)           Brokers.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission that is payable by the Company, Parent or any of their respective subsidiaries in connection with the Transactions based upon arrangements made by or on behalf of Shareholder.

3.      Termination.  This Agreement shall terminate on the first to occur of (a) the termination of the Merger Agreement in accordance with its terms and (b) the Effective Time.  Notwithstanding the foregoing, (i) nothing herein shall relieve any party from liability for any breach of this Agreement and (ii) the provisions of this Section 3, Section 4, and paragraphs (c) and (d) of Section 2 of this Agreement shall survive any termination of this Agreement.

4.      Miscellaneous.

(a)           Action in Shareholder Capacity Only.  The parties acknowledge that this Agreement is entered into by Shareholder in his capacity as owner of the Shareholder Shares and that nothing in this Agreement shall in any way restrict or limit any director or officer of the Company from taking any action in his or her capacity as a director or officer of the Company that is necessary for him or her to comply with his or her fiduciary duties as a director or officer of the Company, including, without limitation, participating in his or her capacity as a director of the Company in any discussions or negotiations in accordance with Section 5.3 of the Merger Agreement.

(b)           Expenses.  Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

(c)           Additional Shares.  Until any termination of this Agreement in accordance with its terms, Shareholder shall promptly notify Parent of the number of Shares, if any, as to which Shareholder acquires record or beneficial ownership after the date hereof.  Any Shares as to which Shareholder acquires record or beneficial ownership after the date hereof and prior to termination of this Agreement shall be Shareholder Shares for purposes of this Agreement.  Without limiting the foregoing, in the event of any share split, share dividend or other change in the capital structure of the Company affecting the Company Ordinary Shares, the number of Shares constituting Shareholder Shares shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Company Ordinary Shares or other voting securities of the Company issued to Shareholder in connection therewith.

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(d)           Definition of “Beneficial Ownership”.  For purposes of this Agreement, “beneficial ownership” with respect to (or to “own beneficially”) any securities shall mean having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing.

(e)           Further Assurances.  From time to time, at the request of Parent and without further consideration, Shareholder shall execute and deliver such additional documents and take all such further action as may be reasonably required to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

(f)           Entire Agreement; No Third Party Beneficiaries.  This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.  This Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights hereunder.

(g)           Assignment; Binding Effect.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties, except that Merger Sub may assign its rights and interests hereunder to Parent or to any wholly-owned subsidiary of Parent, provided that no such assignment shall relieve Merger Sub of its obligations hereunder if such assignee does not perform such obligations.  Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.  Any purported assignment not permitted under this Section 4(g) shall be null and void.

(h)           Amendments; Waiver.  This Agreement may not be amended or supplemented, except by a written agreement executed by the parties hereto.  Any party to this Agreement may (A) waive any inaccuracies in the representations and warranties of any other party hereto or extend the time for the performance of any of the obligations or acts of any other party hereto or (B) waive compliance by the other party with any of the agreements contained herein.  Notwithstanding the foregoing, no failure or delay by Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

(i)           Severability.  If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

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(j)           Counterparts.  This Agreement may be executed in two or more separate counterparts, each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.  This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by the other parties hereto.

(k)           Descriptive Headings.  Headings of sections and subsections of this Agreement are for convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

(l)           Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Parent or Merger Sub, to:

Abbott Laboratories 100 Abbott Park Road 3MDG Bldg. AP6C-2
Abbott Park, Illinois 60064
Attention: Executive Vice President, Diagnostics
Facsimile: (847) 937-5159

with a copy to:

Abbott Laboratories
100 Abbott Park Road
Dept. 0364, Bldg. AP6D
Abbott Park, Illinois 60064
Attention: General Counsel
Facsimile: (847) 937-3966

with copies (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attention: Michael J. Aiello
Facsimile: (212) 310-8007

and

Herzog, Fox & Neeman
Asia House
4 Weizmann Street
Tel Aviv, 64239
Israel
Attention: Alan Sacks
Facsimile: +972-3-696-6464

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if to Shareholder, to:
_____________________
_____________________
Attention:  ____________
Facsimile:  ____________

with a copy (which shall not constitute notice) to:
_____________________
_____________________
Attention:  ____________
Facsimile:  ____________

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 P.M. in the place of receipt and such day is a business day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

(m)           Drafting.  The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(n)      Governing Law; Enforcement; Jurisdiction; Waiver of Jury Trial.

(i)           This Agreement shall be governed by, and construed in accordance with, the laws of the state of Delaware, applicable to contracts executed in and to be performed entirely within that State; provided, however, that matters involving corporate Israeli law shall be so governed.

(ii)           All actions and proceedings arising out of or relating to this Agreement and the documents referred to herein shall be heard and determined in the Chancery Court of the State of Delaware or any federal court sitting in the State of Delaware or, to the extent that either the Chancery Court of the State of Delaware or any federal court sitting in the State of Delaware does not have jurisdiction, in the Superior Court of the State of Delaware, and the parties hereto hereby irrevocably submit to the exclusive jurisdiction of such courts (and, in the case of appeals, appropriate appellate courts therefrom) in any such action or proceeding and irrevocably waive, and agree not to assert, that it is not subject thereto or that such action or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or inconvenient or that this Agreement or any such document may not be enforced in or by such courts.  The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto.  The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

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(iii)           Each of the parties hereto hereby irrevocably waives any and all rights to trial by jury in any legal proceeding arising out of or related to this Agreement.

(iv)           The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chancery Court of the state of Delaware or any federal court sitting in the state of Delaware, without bond or other security being required, this being in addition to any other remedy to which they are entitled at Law or in equity.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first above written.

ABBOTT INVESTMENTS LUXEMBOURG SARL
By:
Name:
Title:

SCORPIO DESIGNATED CORPORATION LTD.
By:
Name:
Title:

[SHAREHOLDER]

By:
Name:
Title:

[Signature Page To Voting And Support Agreement]

Schedule 2(c)

Name of Shareholder	Number of Options